                   As filed with the Securities and Exchange
                         Commission on April 22, 1999

                                                                       333-_____
                                                                       811-09305

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-3

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 __X__

                       Pre-Effective Amendment No. ____

                       Post-Effective Amendment No. ____

                                    and/or
     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 __X__

                              Amendment No. ____

                         AUSA ENDEAVOR TARGET ACCOUNT
                          (Exact Name of Registrant)

                       AUSA LIFE INSURANCE COMPANY, INC.
                          (Name of Insurance Company)
                               666 Fifth Avenue
                           New York, New York 10103
                                (212) 246-5234


Name and Address of Agent for Service:         Copy to:
Frank A. Camp, Esquire                         Frederick R. Bellamy, Esquire
AUSA Life Insurance Company, Inc.              Sutherland Asbill and Brennan LLP
4333 Edgewood Road N.E.                        1275 Pennsylvania Avenue, N.W.
Cedar Rapids, Iowa  52499-0001                 Washington, D.C.  20004-2404


TITLE OF SECURITIES BEING REGISTERED:
Flexible Premium Variable Annuity Policies

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after effectiveness of the Registration Statement, as the Commission, acting pursuant to said Section 8(a), shall determine.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                              Pursuant to Rule 495

                    Showing Location in Part A (Prospectus),
             Part B (Statement of Additional Information) and Part C
           of Registration Statement Information Required by Form N-3
           ----------------------------------------------------------

                                     PART A
                                     ------

Item of Form N-3                                                 Prospectus Caption
----------------                                                 ------------------

1.    Cover Page..........................................       Cover Page

2.    Table of Contents...................................       Table of Contents

3.    Definitions.........................................       Glossary of Terms

4.    Synopsis............................................       Summary; Fee Table;


5.    Condensed Financial Information.....................       Financial Information;

6.    General Description of Registrant and
      Depositor

      (a)  Depositor......................................       AUSA Life Insurance Company, Inc.

      (b)  Registrant.....................................       The Mutual Fund Account; The Target
                                                                 Account;

      (c)  Voting Rights..................................       Voting Rights

7.    Management..........................................       The Mutual Fund Account; The Target
                                                                 Account

8.    Deductions and Expenses

      (a)  General........................................       Expenses

      (b)  Sales Load %...................................       Surrender Charge

      (c)  Special Purchase Plan..........................       N/A

      (d)  Commissions....................................       Distributor of the Policies

      (e)  Expenses - Registrant..........................       N/A

      (f)  Subaccount Expenses............................       Portfolio Management Fees;
                                                                 The Target Account Fees

      (g)  Organizational Expenses........................       N/A


9.    General Description of Variable Annuity
      Policies

      (a)  Persons with Rights............................       The Annuity Policy; Annuity Payments;
                                                                 Annuity Payment Options; Ownership;
                                                                 Voting Rights

      (b)(i)  Allocation of Premium Payments..............       Allocation of Premium Payments

          (ii)  Transfers.................................       Transfers

          (iii) Exchanges.................................       N/A

      (c)  Changes........................................       The Mutual Fund Account; Annuity
                                                                 Payment Option; The Target Account;
                                                                 Policy Value; Allocation of Premium
                                                                 Payments

      (d)  Inquiries......................................       Summary

10.   Annuity Period......................................       Annuity Payment

11.   Death Benefit.......................................       Death Benefit

12.   Purchase and Policy Value

      (a)  Purchases......................................       Purchase

      (b)  Valuation......................................       Policy Value; The Mutual Fund Account;
                                                                 The Target Account

      (c)  Daily Calculation..............................       The Mutual Fund Account Value; The
                                                                 Target Account Value

      (d)  Underwriter....................................       Distributor of the Policies

13.   Redemptions

      (a)  By Owners......................................       Surrender Charge

              By Annuitant................................       N/A

      (b)     Texas ORP...................................       Restrictions Under the Texas Optional
                                                                 Retirement Program

      (c)     Check Delay.................................       Annuity Payments

      (d)     Lapse.......................................       N/A

      (e)     Free Look...................................       Summary

14.   Taxes...............................................       Taxes

15.   Legal Proceedings...................................       Legal Proceedings

16.   Table of Contents for the Statement
              of Additional Information...................       Table of Contents for the Statement of
                                                                 Additional Information

                                     PART B
                                     ------

Item of Form N-3                                                        Statement of Additional
----------------                                                        Information Caption
                                                                        -----------------------

17.   Cover Page.................................................       Cover Page

18.   Table of Contents..........................................       Table of Contents

19.   General Information and History............................       (Prospectus) AUSA Life Insurance
                                                                        Company, Inc.

20.   Investment Objectives and Policies.........................       What is the Investment Strategy;
                                                                        Investment Restrictions

21.   Management.................................................       Management

22.   Investment Advisory and Other Services

      (a)     Investment Advisory Services.......................       The Investment Advisory Services

      (b)     Fees and Expenses of the Registrant................       N/A

      (c)     Management Policies................................       The Manager

      (d)     Custodian..........................................       Transfer Agent and Custodian; Custody
                                                                        of Assets

              Independent Auditors...............................       Independent Auditors

      (e)     Assets of Registrant...............................       Custody of Assets

      (f)     Affiliated Person..................................       N/A

      (g)     Principal Underwriter..............................       Distribution of Policies

23.   Brokerage Allocations......................................       Brokerage Allocation

24.   Purchase and Pricing of Securities

      Being Offered..............................................       Distribution of the Policies

      Offering Sales Load........................................       N/A

25.   Underwriters...............................................       Distribution of the Policies; (Prospectus)
                                                                        Distributor of the Policies

26.   Calculation of Performance Data............................       Historical Performance Data

27.   Annuity Payments...........................................       (Prospectus) Election of Payment
                                                                        Option; (Prospectus) Annuity Payment
                                                                        Options

28.   Federal Tax Matters........................................       Federal Tax Matters

29.   Financial Statements.......................................       Financial Statements

                           PART C - OTHER INFORMATION
                           --------------------------


Item of Form N-3                                                        Part C Caption
----------------                                                        --------------
30.   Financial Statements and Other Exhibits....................       Financial Statements and Exhibits

      (a)     Financial Statements...............................       Financial Statements

      (b)     Exhibits...........................................       Exhibits

31.   Directors and Officers of the
              Insurance Company..................................       Directors and Officers of the Insurance
                                                                        Company; Business and Other
                                                                        Connections of Investment Advisor

32.   Persons Controlled by or Under Common
              Control with the Insurance Company
              or Registrant......................................       Persons Controlled by or Under
                                                                        Common Control with the Insurance
                                                                        Company or Registrant

33.   Number of Policyowners.....................................       Number of Contract Owners

34.   Indemnification............................................       Indemnification

35.   Business and Other Connection of
              Investment Advisor.................................       Directors and Officers of the Insurance
                                                                        Company; Business and Other
                                                                        Connections of the Investment Advisor

36.   Principal Underwriters.....................................       Principal Underwriters

37.   Location of Accounts and Records...........................       Locations of Accounts and Records

38.   Management Services........................................       Management Services

39.   Undertakings...............................................       Undertakings

40.   Signatures.................................................       Signatures

                                                   THE ENDEAVOR VARIABLE ANNUITY

                                                                  Issued Through

                                                          AUSA ENDEAVOR VARIABLE
                                                                 ANNUITY ACCOUNT
                                                                             and
                                                    AUSA ENDEAVOR TARGET ACCOUNT

                                                                              by

                                               AUSA LIFE INSURANCE COMPANY, INC.

Prospectus
_________________


This prospectus and the mutual fund prospectuses give you important information about the policies and the mutual funds. Please read them carefully before you invest and keep them for future reference.

If you would like more information about The Endeavor Variable Annuity Policy, you can obtain a free copy of the Statement of Additional Information (SAI) dated ___________________. Please call us at (800) 525-6205 or write us at: AUSA Life Insurance Company, Inc., Financial Markets Division, Variable Annuity Department, 4333 Edgewood Road N.E., Cedar Rapids, Iowa, 52499-0001. A registration statement, including the SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated herein by reference. Information about the separate account and the target account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the policies and the mutual funds:

 .    are not bank deposits

 .    are not federally insured

 .    are not endorsed by any bank or government agency

 .    are not guaranteed to achieve their goal

 .    are subject to risks, including loss of premium

The flexible premium deferred annuity policy has many investment choices. There are two separate accounts: (1) a mutual fund account; and (2) a target account. The mutual fund subaccounts and the target series subaccounts are listed below. You bear the entire investment risk for all amounts you put in either separate account. There is also a fixed account, which offers an interest rate that is guaranteed by AUSA Life. You can choose any combination of these investment choices.

ENDEAVOR SERIES TRUST
Subadvised by Morgan Stanley
Asset Management Inc.
     Endeavor Asset Allocation Portfolio
     Endeavor Money Market Portfolio
Subadvised by T. Rowe Price Associates, Inc.
     T. Rowe Price Equity Income Portfolio
     T. Rowe Price Growth Stock Portfolio
Subadvised by Rowe Price-Fleming
International, Inc.
     T. Rowe Price International Stock Portfolio
Subadvised by OpCap Advisors
     Endeavor Value Equity Portfolio
     Endeavor Opportunity Value
Subadvised by J.P. Morgan Investment
Management Inc.
     Endeavor Enhanced Index Portfolio
Subadvised by The Dreyfus Corporation
     Dreyfus U.S. Government Securities
         Portfolio
     Dreyfus (SM)all Cap Value Portfolio
Subadvised by Montgomery Asset
Management, LLC
     Endeavor Select 50 Portfolio
Subadvised by Massachusetts Financial
Services Company
     Endeavor High Yield Portfolio
Subadvised by Janus Capital Corporation
     Endeavor Janus Growth Portfolio

THE TARGET ACCOUNT
Subadvised by First Trust Advisors, L.P.
     The Dow(SM) Target 10 (July Series)
     The Dow(SM) Target 5 (July Series)
     The Dow(SM) Target 10 (January Series)
     The Dow(SM) Target 5 (January Series)

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus.
Any representation to the contrary is a
criminal offense.

TABLE OF CONTENTS                                Page

GLOSSARY OF TERMS..............................

SUMMARY........................................

ANNUITY POLICY FEE TABLE.......................

EXAMPLES.......................................

1.   THE ANNUITY POLICY........................

2.   ANNUITY PAYMENTS
     (THE INCOME PHASE)........................
     Annuity Payment Options...................

3.   PURCHASE..................................
     Policy Issue Requirements.................
     Premium Payments..........................
     Initial Premium Requirements..............
     Additional Premium Payments...............
     Maximum Total Premium Payments............
     Allocation of Premium Payments............
     Policy Value..............................

4.   INVESTMENT CHOICES........................
     The Separate Account......................
     The Mutual Fund Account...................
     The Target Account........................
     The Fixed Account.........................
     Transfers.................................
     Dollar Cost Averaging Program.............
     Asset Rebalancing.........................

5.   EXPENSES..................................
     Surrender Charges.........................
     Mortality and Expense Risk Fee............
     Administrative Charges....................
     Premium Taxes.............................
     Federal, State and Local Taxes............
     Transfer Fee..............................
     Portfolio Management Fees.................
     Target Account Fees.......................

6.   TAXES.....................................
     Annuity Policies in General...............
     Qualified and Nonqualified Policies.......
     Withdrawals - Nonqualified Policies.......
     Withdrawals - Qualified Policies..........
     Withdrawals - 403(b) Policies.............
     Tax Status of the Policy..................
     Diversification and Distribution
         Requirements..........................
     Taxation of Death Benefit Proceeds.........
     Annuity Payments...........................
     Transfers, Assignments or Exchanges of
         Policies...............................
     Possible Tax Law Changes...................

7.   ACCESS TO YOUR MONEY.......................
     Surrenders.................................
     Delay of Payment and Transfers.............
     Systematic Payout Option...................

8.   PERFORMANCE................................
     The Mutual Fund Account....................
     The Target Account.........................

9.   DEATH BENEFIT..............................
     When We Pay A Death Benefit................
     When We Do Not Pay A Death Benefit.........
     Amount of Death Benefit....................
     Guaranteed Minimum Death Benefit...........
     Partial Withdrawal.........................

10.  OTHER INFORMATION..........................
     Ownership..................................
     Assignment.................................
     AUSA Life Insurance Company, Inc...........
     The Mutual Fund Account....................
     The Target Account.........................
     Mixed and Shared Funding...................
     Reinstatements.............................
     Voting Rights..............................
     Distributor of the Policies................
     Non-participating Policy...................
     Variations in Policy Provisions............
     Year 2000 Matters..........................
     IMSA.......................................
     Legal Proceedings..........................
     Financial Statements.......................

TABLE OF CONTENTS OF THE
STATEMENT OF ADDITIONAL
INFORMATION.....................................

APPENDIX A
Condensed Financial Information
     The Mutual Fund Account....................

APPENDIX B
Historical Performance Data
     The Mutual Fund Account....................
Historical Performance Data
     The Target Account.........................

GLOSSARY OF TERMS

Accumulation Unit--An accounting unit of measure used in calculating the policy value in the mutual fund account before the annuity commencement date.

Annual Stock Selection Date--The last business day of a specified 12-month period.

Annuitant--The person entitled to receive annuity payments after the annuity commencement date and during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. This date may be any date at least thirty days after the policy date and may not be later than the last day of the policy month starting after the annuitant attains age 85, except as expressly allowed by AUSA Life. In no event will this date be later than the last day of the policy month following annuitant's 90th birthday.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Cash Value--The policy value less the surrender charge, if any.

DJIA--The Dow Jones Industrial Average (SM). Thirty stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry.

Fixed Account--A part of the general account of AUSA Life. General account assets consist of all of the assets of AUSA Life that are not in the mutual fund account or the target account.

Guaranteed Period Option--The one year guaranteed interest rate period which will be offered by AUSA Life into which premiums may be paid or amounts transferred.

Initial Stock Selection Date--The date is June 30, 1998 for the July Series. The date is December 31, 1998 for the January Series.

Mutual Fund Account--A separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended, (the "1940 Act"), to which premium payments under the policies may be allocated and which invests in designated portfolios of Endeavor Series Trust and such other mutual funds as AUSA Life may determine from time to time.

Mutual Fund Subaccount--A subdivision within the mutual fund account the assets of which are invested in a specified portfolio of Endeavor Series Trust.

Owner or Owners--The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the information that we require to issue a policy.

Policy Value--The value in the policy that may be used to purchase a stream of annuity payments. On or before the annuity commencement date, this is an amount equal to (a) the premiums paid; minus (b) partial withdrawals taken; plus (c) interest credited in the fixed account; plus (d) accumulated gains or losses in the mutual fund account; minus (e) any applicable service charges, premium taxes, and transfer fees. The policy form refers to this as "annuity purchase value."

Target Account--A separate account established and registered as a management investment company under the 1940 Act to which premium payments under the policies may be allocated.

Target Series Subaccount--A subdivision within the target account, the assets of which are invested in common stocks selected according to a specified investment strategy, with a specific stock selection date.

        (Note: The Statement of Additional Information contains a more extensive Glossary.)

SUMMARY


The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail. Words printed in italics in this prospectus are defined in the Glossary.

1.   THE ANNUITY POLICY

The Flexible Premium Variable Annuity Policy offered by AUSA Life Insurance Company, Inc. (AUSA Life, we, us or our) is a policy between you, as the owner, and AUSA Life, an insurance company. The policy provides a way to invest on a tax-deferred basis in the following investment choices: thirteen subaccounts of the mutual fund account, four subaccounts of the target account, and a fixed account of AUSA Life. The policy is intended to accumulate money for retirement or other long-term investment purposes.

This policy offers seventeen subaccounts in both the mutual fund account and the target account that are listed in Section 4. Each mutual fund subaccount invests exclusively in shares of one of the portfolios of Endeavor Series Trust. Each target series subaccount invests directly in individual stocks according to its specific investment strategy. The policy value may depend on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all policy value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that is guaranteed by AUSA Life. We guarantee to return your investment with interest credited for all amounts allocated to the fixed account.

You can transfer money between any of the investment choices. We reserve the right to impose a $10 fee for each transfer in excess of 12 transfers per policy year.

The policy, like all deferred annuity policies, has two phases: the "accumulation phase" and the "income phase." During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you take them out of the policy. The income phase occurs when you begin receiving regular payments from your policy. The money you can accumulate during the accumulation phase will largely determine the income payments you receive during the income phase.

2.    ANNUITY PAYMENTS
     (THE INCOME PHASE)

The policy allows you to receive income under one of five annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, the dollar amount of your payments may go up or down.

3.   PURCHASE

You can buy a nonqualified policy with $5,000 or more, and a qualified policy with $1,000 or more, under most circumstances. You may also buy a tax deferred 403(b) annuity policy with $50 or more. You can add as little as $50 at any time during the accumulation phase.

4.   INVESTMENT OPTIONS

You can allocate your premium payments to one or more of the investment choices listed below.

The following thirteen mutual fund portfolios are described in the Endeavor Series Trust prospectus:

SUBADVISED BY MORGAN STANLEY
ASSET MANAGEMENT INC.
     Endeavor Asset Allocation
     Endeavor Money Market
SUBADVISED BY T. ROWE PRICE
ASSOCIATES, INC.
     T. Rowe Price Equity Income
     T. Rowe Price Growth Stock
SUBADVISED BY ROWE PRICE-FLEMING
INTERNATIONAL, INC.
     T. Rowe Price International Stock
SUBADVISED BY OPCAP ADVISORS
     Endeavor Value Equity

     Endeavor Opportunity Value
SUBADVISED BY J.P. MORGAN
INVESTMENT MANAGEMENT INC.
     Endeavor Enhanced Index
SUBADVISED BY THE DREYFUS
CORPORATION
     Dreyfus U.S. Government Securities
     Dreyfus (SM)all Cap Value
SUBADVISED BY MONTGOMERY ASSET
MANAGEMENT, LLC
     Endeavor Select 50
SUBADVISED BY MASSACHUSETTS
FINANCIAL SERVICES COMPANY
     Endeavor High Yield
SUBADVISED BY JANUS CAPITAL
CORPORATION
     Endeavor Janus Growth Portfolio

The following four target series subaccounts are described later in this prospectus.

SUBADVISED BY FIRST TRUST ADVISORS L.P.
     The Dow(SM) Target 10 (July Series)
     The Dow(SM) Target 5 (July Series)
     The Dow(SM) Target 10 (January Series)
     The Dow(SM) Target 5 (January Series)

Depending upon their investment performance, you can make or lose money in any of the mutual fund subaccounts or target series subaccounts.

You can also allocate your premium payments to the fixed account.

5.   EXPENSES

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

We may deduct a surrender charge of up to 7% of premium payments withdrawn within seven years after the premium is paid. To calculate surrender charges, we consider the premium you paid to come out before any earnings.

We deduct daily mortality and expense risk fees and administrative charges each year from the assets in each mutual fund subaccount and target series subaccount. The charges are the following annual percentages of assets:

 . 1.55% in the first seven policy years and 1.40% thereafter, for the Annual
  Step-Up Death Benefit; and

 . 1.40% in the first seven policy years and 1.25% thereafter, for the Return of Premium Death Benefit.

During the accumulation phase, we deduct an annual service charge from the separate account of no more than $35 from the policy value on each policy anniversary. The charge is waived if the sum of all premium payments, minus all partial withdrawals, is at least $50,000.

We will deduct state premium taxes, which currently range from 0% to 3.50%, upon total surrender, payment of a death benefit or when annuity payments begin.

The value of the net assets of the mutual fund subaccounts will reflect the investment advisory fee and other expenses incurred by the underlying portfolios. Those fees and expenses are detailed in the Endeavor Series Trust prospectus that is attached to this prospectus. The value of the net assets of the target series subaccounts will reflect the investment advisory fee and other expenses incurred by the manager in operating each target series subaccount.

6.   TAXES

Your earnings, if any, are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as income. If you are younger than 59 <C189> when you take money out, you may be charged a 10% federal penalty tax on the earnings. Payments during the income phase may be considered partly a return of your original investment so that part of each payment would not be taxable as income.

7.   ACCESS TO YOUR MONEY

You can take out $500 or more anytime during the accumulation phase. After one year, you may take out up to 10% of the policy value free of surrender charges once each year. Amounts withdrawn in the first year are subject to a surrender charge. You may also have to pay income tax and a tax penalty on any money you take out.

8.   PERFORMANCE

The value of the policy will vary up or down depending upon the investment performance of the mutual fund subaccounts or target series subaccounts you choose. We provide performance information in Appendix B and in the Statement of Additional Information. This data is not intended to indicate future performance.

9.    DEATH BENEFIT

If you are both the owner and the annuitant and you die before the income phase begins, then your beneficiary will receive a death benefit.

Naming different persons as owner and annuitant can affect whether the death benefit is payable and to whom amounts will be paid. Use care when naming owners, annuitants, and beneficiaries, and consult your agent if you have questions.

You generally may choose one of the following guaranteed minimum death benefits:

 .    Annual Step-Up

 .    Return of Premium

10.   OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund within 20 days after you receive it. The amount of the refund will be the total of all premium payments made and the accumulated gains or losses in the separate accounts, if any. We will pay the refund within 7 days after we receive written notice of cancellation and the returned policy. The policy will then be deemed void.

No Probate. Usually when you die, the person you choose as your beneficiary will receive the death benefit under this policy without going through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this policy if you are looking for a short-term investment or if you cannot take the risk of losing the money that you put in.

Financial Statements. Financial Statements for AUSA Life and the mutual fund subaccounts are in the Statement of Additional Information.

Additional Features. This policy has additional features that might interest you. These include the following:

 .    You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the "systematic payout option." Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

 .    You can arrange to have a certain amount of money automatically transferred from the fixed account, either monthly or quarterly, into your choice of mutual fund subaccounts or target series subaccounts. This feature is called "dollar cost averaging."

 .    We will, upon your request, automatically transfer amounts among the mutual fund subaccounts or target series subaccounts on a regular basis to maintain a desired allocation of the policy value among the various mutual fund subaccounts or target series subaccounts. This feature is called
     "asset rebalancing."

The dollar cost averaging and asset rebalancing features are inconsistent with the target series subaccounts' investment strategy.

These features may not be suitable for your particular situation.

Inquiries

If you need more information, please contact us at:

     Service Office:
     Financial Markets Division
     Variable Annuity Department
     AUSA Life Insurance Company
     4333 Edgewood Road N.E.
     P.O. Box 3183
     Cedar Rapids, IA  52406-3183

     Administrative Office:
     AUSA Life Insurance Company, Inc.
     666 Fifth Avenue, 25th Floor
     New York, NY  10103

     Home Office:
     4 Manhattanville Road
     Purchase, NY  10577

=================================================================================================================

                                           ANNUITY POLICY FEE TABLE

=================================================================================================================

                                                                     Separate Account Annual Expenses
           Policy Owner Transaction Expenses                    (as a percentage of average account value)
-----------------------------------------------------------------------------------------------------------------
Sales Load On Purchase Payments..............       0          Mortality and Expense Risk Fee(3)........    1.40%
Maximum Surrender Charge                                       Administrative Charge....................    0.15%
    (as a % of Premium Withdrawal) (1)(2)           7%
Surrender Fees...............................       0
Annual Service Charge (1).............       $35 Per Policy   TOTAL SEPARATE ACCOUNT
Transfer Fee (1).......................    Currently No Fee   ANNUAL EXPENSES...........................    1.55%

=================================================================================================================

                                          Portfolio Annual Expenses (4)
                    (as a percentage of average net assets and after expense reimbursements)

-----------------------------------------------------------------------------------------------------------------

                                                                                       Total          Total
                                             Management       Other        Rule      Portfolio     Account and
                                                Fees        Expenses      12b-1        Annual       Portfolio
                                                                           Fees(5)  Expenses (6)     Expenses
------------------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation..................     0.75%         0.03%         0.02%       0.80%          2.35%
Endeavor Money Market......................     0.50%         0.10%          -          0.60%          2.15%
T. Rowe Price Equity Income................     0.80%         0.05%          -          0.85%          2.40%
T. Rowe Price Growth Stock.................     0.80%         0.07%          -          0.87%          2.42%
T. Rowe Price International Stock (7)......     0.90%         0.08%          -          0.98%          2.53%
Endeavor Value Equity......................     0.80%         0.04%         0.01%       0.85%          2.40%
Endeavor Opportunity Value (8).............     0.80%         0.18%         0.01%       0.99%          2.54%
Endeavor Enhanced Index....................     0.75%         0.35%          -          1.10%          2.65%
Dreyfus U.S. Government Securities (9).....     0.60%         0.12%          -          0.72%          2.27%
Dreyfus Small Cap Value....................     0.80%         0.06%         0.08%       0.94%          2.49%
Endeavor Select 50 (10)....................     1.10%         0.39%          -          1.49%          3.04%
Endeavor High Yield (11)...................     0.775%        0.525%         -          1.30%          2.85%
Endeavor Janus Growth (12).................     0.775%        0.095%         -          0.87%          2.42%
The Dow(SM) Target 10 (July) (13)(14)(15)       0.75%         0.55%          -          1.30%          2.85%
The Dow(SM) Target 5 (July) (13)(14)(15)        0.75%         0.55%          -          1.30%          2.85%
The Dow(SM) Target 10 (January)
   (13)(14)(15)                                 0.75%         0.55%          -          1.30%          2.85%
The Dow(SM) Target 5 (January) (13)(14)(15)     0.75%         0.55%          -          1.30%          2.85%
=================================================================================================================

(1) The surrender charge and transfer fee, if any is imposed, apply to each policy, regardless of how the policy value is allocated among the mutual fund account, the target account and the fixed account. The annual service charge, if any is imposed, applies only to the mutual fund account and the target account, and is assessed on a pro rata basis relative to each account's policy value as a percentage of the policy's total policy value. The service charge is deducted on each policy anniversary. If applicable, a surrender charge will only be applied to withdrawals that exceed the amount available under certain listed exceptions. There is no transfer fee for the first 12 transfers per year. For additional transfers, AUSA Life may charge a fee of $10 per transfer, but currently does not charge for any transfers.

(2) The surrender charge is decreased based on the number of years since the premium payment was made, from 7% during the first year after the premium payment was made to 0% after the seventh year after the premium payment was made.

(3) The mortality and expense risk fees shown are those for the Annual Step-Up Death Benefit which apply during the first seven policy years. After the seventh policy year this charge is 1.25%. The corresponding Fee for the Return of Premium Death Benefit is 1.25% during the first seven policy years and 1.10% thereafter. The administrative charge may be increased in the future. In no event will the mortality and expense risk fee and administrative charge exceed 1.40% on or after the annuity commencement date, regardless of the death benefit that was in effect prior to commencement of annuity payments.

(4) The fee table information relating to Endeavor Series Trust was provided to AUSA Life by Endeavor Management Co., and AUSA Life has not independently verified such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table.

(5) The Board of Trustees of Endeavor Series Trust has authorized an arrangement whereby, subject to best price and execution, executing brokers will share commissions with the Trust's affiliated broker. Under supervision of the Trustees, the affiliated broker will use the "recaptured commission" to promote marketing of the Trust's shares. The staff of the Securities and Exchange Commission believes that, through the use of these recaptured commissions, the Trust is indirectly paying for distribution expenses and such amounts must be shown as 12b-1 fees in the above table. The use of recaptured commissions to promote the sale of the Trust's shares involves no additional costs to the Trust or any Owner. Endeavor Series Trust, based on advice of counsel, does not believe that recaptured brokerage commissions should be treated as 12b-1 fees. For more information on the Trust's Brokerage Enhancement Plan, see the Trust's prospectus accompanying this Prospectus.

(6) Endeavor Management Co. has agreed, until further notice, to assume expenses of the Portfolios that exceed the following rates: Endeavor Money Market--0.99%; Endeavor Asset Allocation--1.25%; T. Rowe Price International Stock--1.53%; Endeavor Value Equity--1.30%; Dreyfus (SM)all Cap Value--1.30%; Dreyfus U.S. Government Securities--1.00%; T. Rowe Price Equity Income--1.30%; T. Rowe Price Growth Stock--1.30%; Endeavor Opportunity Value--1.30%; Endeavor Enhanced Index--1.30%; Endeavor Select 50--1.50%; Endeavor High Yield--1.30%. Endeavor Management Co. has agreed for a period of at least one year to assume the expenses of the Endeavor Janus Growth Portfolio that exceed 0.87%. Expenses shown for the Endeavor Janus Growth Portfolio are estimated for 1999. Expenses shown for the Endeavor Select 50 and Endeavor High Yield Portfolios are annualized.

(7) Total Portfolio Annual Expenses for the T. Rowe Price International Stock Portfolio before credits allowed by the custodian for the period ended December 31, 1998 were 1.10%.

(8) Total Portfolio Annual Expenses for the Endeavor Opportunity Value Portfolio before waivers/reimbursement and credits allowed by the custodian for the period ended December 31, 1998 were 0.99%.

(9) Total Portfolio Annual Expenses for the Dreyfus U.S. Government Securities Portfolio before waiver/reimbursements and credits allowed by the custodian for the period ended December 31, 1998 were 0.73%.

(10) Total Portfolio Annual Expenses for the Endeavor Select 50 Portfolio before waivers/reimbursement and credit allowed by the custodian for the period ended December 31, 1998 were 1.55% annualized.

(11) Total Portfolio Annual Expenses for the Endeavor High Yield Portfolio before waivers/reimbursement and credits allowed to the custodian for the period ended December 31, 1998 were 1.58% annualized.

(12) The Endeavor Janus Growth Portfolio is new, so the Total Portfolio Annual Expenses before waivers/reimbursement for the period ending December 31, 1999 are estimated to be 0.895%.

(13) For the target account, the distribution financing charge included under "Total Separate Account Annual Expenses" in this table is deducted pursuant to a 12b-1 plan.

(14) The manager is paid a fee of 0.75% of the average daily net assets of each target series subaccount. For its services to the target account, the manager pays the adviser a fee equal to 0.35% of the average daily net assets of each target series subaccount.

(15) In addition to the management fees, the target account pays all expenses not assumed by the manager. The manager has agreed to limit each target series subaccount's management fee and operating expenses during its first year of operations to an annual rate of 1.30% of the target series subaccount's average net assets. (This limit does not include other fees and deductions such as the mortality and expense risk fee, administrative charge, and distribution financing charge.) (See the Statement of Additional Information for more details.) Without this limitation, the management fees and operating expenses for the Annual Step-Up Death Benefit are expected to be ____% for The Dow(SM) Target 10 and ____% for The Dow(SM) Target 5. Without this limitation, the management fees and operating expenses for the Return of Premium Death Benefit are expected to be ____% for The Dow(SM) Target 10 and ____% for The Dow(SM) Target 5.

EXAMPLES


You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, and assuming the entire policy value is in the applicable mutual fund subaccount or target series subaccount.

The expenses reflect different mortality and expense risk fees depending on which death benefit you select:
A = Annual Step-Up Death Benefit (1.40% in the first seven policy years and 1.25% thereafter)
B = Return of Premium Death Benefit (1.25% in the first seven policy years and 1.10% thereafter)


=================================================================================================================
                                                                              If the Policy is annuitized at
                                            If the Policy is surrendered      the end of the applicable time
                                            at the end of the applicable      period or if the Policy is not
                                                    time period.                surrendered or annuitized.
                                         ------------------------------------------------------------------------
                                             1        3        5       10       1        3        5       10
Subaccounts                                Year     Years    Years   Years    Year     Years    Years   Years
-----------------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation             A    $94      $120     $155    $269     $24      $75     $128     $269
                                      B    $93      $115     $147    $253     $23      $70     $121     $253
Endeavor Money Market                 A    $92      $113     $145    $248     $22      $69     $118     $248
                                      B    $91      $109     $137    $233     $21      $64     $110     $233
T. Rowe Price Equity Income           A    $95      $121     $157    $274     $25      $76     $131     $274
                                      B    $93      $117     $150    $258     $23      $72     $123     $258
T. Rowe Price Growth Stock            A    $95      $122     $158    $276     $25      $77     $132     $276
                                      B    $94      $117     $151    $260     $24      $73     $124     $260
T. Rowe Price International           A    $96      $125     $164    $286     $26      $80     $137     $286
Stock                                 B    $95      $120     $156    $272     $25      $76     $130     $272
Endeavor Value Equity                 A    $95      $121     $157    $274     $25      $76     $131     $274
                                      B    $93      $117     $150    $258     $23      $72     $123     $258
Endeavor Opportunity Value            A    $96      $125     $164    $287     $26      $81     $138     $287
                                      B    $95      $121     $157    $273     $25      $76     $130     $273
Endeavor Enhanced Index               A    $97      $129     $170    $298     $27      $84     $143     $298
                                      B    $96      $124     $162    $283     $26      $79     $136     $283
Dreyfus U.S. Government               A    $94      $117     $151    $260     $24      $73     $124     $260
Securities                            B    $92      $113     $143    $245     $22      $68     $117     $245
Dreyfus Small Cap Value               A    $96      $124     $162    $282     $26      $79     $135     $282
                                      B    $94      $119     $154    $267     $24      $75     $128     $267
Endeavor Select 50                    A    $101     $140     $189    $335     $31      $95     $162     $335
                                      B    $100     $136     $182    $321     $30      $91     $155     $321
Endeavor High Yield                   A    $99      $135     $180    $317     $29      $90     $153     $317
                                      B    $98      $130     $172    $303     $28      $85     $146     $303
Endeavor Janus Growth                 A    $195     $122     $158    $276     $25      $77     $132     $276
                                      B    $94      $117     $151    $260     $24      $73     $124     $260
The Dow(SM) Target 10                 A    $99      $135     $180    $317     $29      $90     $153     $317
(July Series)                         B    $98      $130     $172    $303     $28      $85     $146     $303
The Dow(SM) Target 5                  A    $99      $135     $180    $317     $29      $90     $153     $317
(July Series)                         B    $98      $130     $172    $303     $28      $85     $146     $303
The Dow(SM) Target 10                 A    $99      $135     $180    $317     $29      $90     $153     $317
(January Series)                      B    $98      $130     $172    $303     $28      $85     $146     $303
The Dow(SM) Target 5                  A    $99      $135     $180    $317     $29      $90     $153     $317
(January Series)                      B    $98      $130     $172    $303     $28      $85     $146     $303
=================================================================================================================

The above tables will assist you in understanding the costs and expenses that you will bear, directly or indirectly. These include the 1998 expenses of the underlying portfolios, except for Endeavor Janus Growth and the target subaccounts (whose expenses listed above are estimates for the first full year of operations). In addition to the expenses listed above, premium taxes may be applicable.

These examples should not be considered a representation of past or future expenses, and actual expenses may be greater or lesser than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual returns, which could be greater or less than the assumed rate.

In these examples, the $35 annual service charge is reflected as a charge of 0.0522% based on an average policy value of $67,071. Normally, the $35 (but not more than 2% of the policy value) service charge would be waived if the premium payment, less partial withdrawals, is at least $50,000 on a policy anniversary. However, $35 has been included in these examples for illustrative purposes.

Financial Information. Condensed financial information for the mutual fund subaccounts and target series subaccounts are in Appendix A to this prospectus.

1.   THE ANNUITY POLICY

This prospectus describes The Endeavor Variable Annuity Policy offered by AUSA Life Insurance Company, Inc.

An annuity is a policy between you, the owner, and an insurance company (in this case AUSA Life), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the annuity commencement date, your annuity switches to the income phase.

The policy is a flexible premium variable annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes.

It is a "flexible premium" policy because after you purchase it, you can generally make additional investments of any amount of $50 or more, until the annuity commencement date. But you are not required to make any additional investments.

The policy is a "variable" annuity because the value of your investments can go up or down based on the performance of your investment choices. If you select the variable annuity portion of the policy, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment choices. The amount of annuity payments you receive during the income phase from the variable annuity portion of your policy also depends upon the investment performance of your investment choices for the income phase.

The policy also contains a fixed account. The fixed account offers a one year interest rate that is guaranteed by AUSA Life not to decrease during each one year period.

2.   ANNUITY PAYMENTS
     (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us 30 days written notice before the current annuity commencement date. The new annuity commencement date must be at least 30 days after we receive the change. The latest annuity commencement date cannot be after the policy month following the month in which the annuitant attains age 90.

Election of Annuity Payment Option. Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the beneficiary may elect to receive the death benefit in a lump sum or under one of the annuity payment options.

Unless you specify otherwise, the annuitant will receive the annuity payments. After the annuitant's death, the beneficiary will receive any remaining guaranteed payments.

Supplemental Policy. Once you annuitize and select an annuity payment option, your policy will be supplemented with who will receive the annuity payments and describe when the annuity payments will be made.

Annuity Payment Options

The policy provides five annuity payment options that are described below. You may chose any combination of annuity payment options. We will use your policy value to provide these annuity payments. If the policy value on the annuity commencement date is less than $2,000, AUSA Life reserves the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually.

Unless you choose to receive variable payments under annuity payment options 3 or 5, the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments under payment options 3 and 5. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the mutual fund subaccount(s) and/or target series subaccount(s). The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain equal. If actual investment performance exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance is lower than the assumed investment return, the amount of the variable annuity payments would decrease.

A charge for premium taxes may be made when annuity payments begin.

The annuity payment options are explained below. Options 1, 2, and 4 are fixed only. Options 3 and 5 can be fixed or variable.

Payment Option 1--Interest Payments. We will pay the interest on the amount we use to provide annuity payments in equal payments or this amount may be left to accumulate for a period of time you and AUSA Life agree to. You and AUSA Life will agree on withdrawal rights when you elect this option.

Payment Option 2--Income for a Specified Period. We will make level payments only for the fixed period you choose. No funds will remain at the end.

Payment Option 3--Life Income. You may choose between:

     Fixed Payments

 .    No Period Certain--We will make level payments only during the annuitant's lifetime.
 .    10 Years Certain--We will make level payments for the longer of the annuitant's lifetime or ten years.
 .    Guaranteed Return of Policy Proceeds--We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we made to you equals the amount applied to this option.

     Variable Payments

 .    No Period Certain--Payments will be made only during the lifetime of the annuitant.
 .    10 Years Certain--Payments will be made for the longer of the annuitant's lifetime or ten years.

Payment Option 4--Income of a Specified Amount. Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

Payment Option 5--Joint and Survivor Annuity.  You may choose between:

     Fixed Payment

 .    Payments are made during the joint lifetime of the payee and a joint payee of your selection. Payments will be made as long as either person is living.

     Variable Payments

 .    Payments are made as long as either the payee or the joint payee is living.

Other annuity payment options may be arranged by agreement with AUSA Life.

NOTE CAREFULLY:

IF:

 .    you choose Life Income with No Period Certain or a Joint and Survivor
     Annuity; and
 .    the annuitant(s) dies before the due date of the second annuity payment;

THEN:

 .    we may make only one annuity payment.

IF:

 .    you choose Income for a Specified Period, Life Income with 10 years
     Certain, Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and

 .    the person receiving payments dies prior to the end of the guaranteed period;

THEN:

 .    the remaining guaranteed payments will be continued to that person's beneficiary, or their present value may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee's address of record. The payee is responsible to keep AUSA Life informed of the payee's current address of record.

3.   PURCHASE

Policy Issue Requirements

AUSA Life will issue a policy IF:

 .    AUSA Life receives all information needed to issue the policy;

 .    AUSA Life receives a minimum initial premium payment; and

 .    You (annuitant and any joint owner) are age 79 or younger.
                                                 --

 .    You meet our underwriting standards.

Premium Payments

You should make checks for premium payments payable only to AUSA Life Insurance Company, Inc. and send them to the administrative and service office. Your check must be honored in order for AUSA Life to pay any associated payments and benefits due under the policy.

Initial Premium Requirements

The initial premium payment for nonqualified policies must be at least $5,000, and at least $1,000 for qualified policies. The initial premium payment for policies issued under section 403(b) of the Internal Revenue Code is $50. We will credit your initial premium payment to your policy within two business days after the day we receive it and your complete policy information. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you tell us to keep it and credit it as soon as possible.

The date on which we credit your initial premium payment to your policy is the policy date. The policy date is used to determine policy years, policy months and policy anniversaries.

Additional Premium Payments

You are not required to make any additional premium payments. However, you can make additional premium payments as often as you like during the lifetime of the annuitant and during the accumulation phase. Additional premium payments must be at least $50. We will credit additional premium payments to your policy as of the business day we receive your premium and required information.

Maximum Total Premium Payments

We allow premium payments up to a total of $1,000,000 without prior approval.

Allocation of Premium Payments

When you purchase a policy, we will allocate your premium payments to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation.

If you allocate premium payment to the dollar cost averaging fixed account, you must give us directions regarding the mutual fund subaccount(s) and/or target series subaccount(s) to which transfers are to be made or we cannot accept your premium payment.

You may change allocations for future additional premium payments by sending us written instructions. The allocation change will apply to premium payments received after the date we receive the change request.

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of trading on the New York Stock Exchange on each business day and ends at the close of trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The New York Stock Exchange generally closes at 4:00 p.m. eastern time. Holidays are generally not business days.

4.   INVESTMENT CHOICES

The Separate Account

There are currently seventeen variable subaccounts available under the policies. There are thirteen subaccounts of the mutual fund account (which is a portion of the AUSA Endeavor Variable Annuity Account) and four subaccounts of the AUSA Endeavor Target Account.

The Mutual Fund Account

The mutual fund subaccounts invest in shares of the various portfolios of Endeavor Series Trust. The companies that provide investment advice and administrative services for the underlying portfolios offered through this policy. The following mutual fund investment choices are currently offered through this policy:

Subadvised by Morgan Stanley
Asset Management Inc.
     Endeavor Asset Allocation Portfolio
     Endeavor Money Market Portfolio
Subadvised by T. Rowe Price Associates, Inc.
     T. Rowe Price Equity Income Portfolio
     T. Rowe Price Growth Stock Portfolio
Subadvised by Rowe Price-Fleming
International, Inc.
     T. Rowe Price International Stock Portfolio
Subadvised by OpCap Advisors
     Endeavor Value Equity Portfolio
     Endeavor Opportunity Value
Subadvised by J.P. Morgan Investment
Management Inc.
     Endeavor Enhanced Index Portfolio
Subadvised by The Dreyfus Corporation
     Dreyfus U.S. Government Securities
          Portfolio
     Dreyfus (SM)all Cap Value Portfolio
Subadvised by Montgomery Asset
Management, LLC
     Endeavor Select 50 Portfolio
Subadvised by Massachusetts Financial
Services Company
     Endeavor High Yield Portfolio
Subadvised by Janus Capital Corporation
     Endeavor Janus Growth

The general public may not purchase shares of these underlying portfolios. The investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or manager that are sold directly to the public. You should not expect that the investment results of the other portfolios and mutual funds will be comparable to those of these underlying portfolios.

More detailed information, including an explanation of the portfolio's investment objectives, may be found in the current Endeavor Series Trust prospectus, which is attached to this prospectus. You should read the Endeavor Series Trust prospectus carefully before you invest.

We may receive expense reimbursements or other revenues from Endeavor Series Trust or its manager. The amount of these reimbursements or revenues, if any, may be based on the amount of assets that AUSA Life or the mutual fund account invests in the underlying portfolios.

The Target Account

This section gives information on the target account, including the management and investment strategies, and policies. The following target account investment choices are currently offered through this policy:

THE TARGET ACCOUNT
Subadvised by First Trust Advisors, L.P.
     The Dow(SM) Target 10  (July Series)
     The Dow(SM) Target 5  (July Series)
     The Dow(SM) Target 10  (January Series)
     The Dow(SM) Target 5  (January Series)

General. The target account is a managed separate account and is currently divided into four target series subaccounts. Each Series is a separate subaccount, so there are currently two Target 10 subaccounts (January and July Series) and two Target 5 subaccounts (January and July Series). Additional target series subaccounts may be established in the future at the discretion of AUSA Life. Each target series subaccount invests according to specific investment strategies.

Under New York law, the assets of the target account are owned by AUSA Life, but they are held separately from the other assets of AUSA Life. To the extent that these assets are attributable to the policy value of the policies, these assets are not chargeable with liabilities incurred in any other business operation of AUSA Life. Income, gains, and losses incurred on the assets in a target series subaccount of the target account, whether or not realized, are credited to or charged against that target series subaccount without regard to other income, gains or losses of any other account or subaccount of AUSA Life. Each target series subaccount operates as a separate investment fund. Therefore, the investment performance of any target series subaccount should be entirely independent of the investment performance of AUSA Life's general account assets or any other account or subaccount maintained by AUSA Life.

Management of the Target Account. The investments and administration of each managed target series subaccount are under the direction of a Board of Managers. The Board of Managers for each target series subaccount annually selects an independent public accountant, reviews the terms of the management and investment advisory agreements, recommends any changes in the fundamental investment policies, and takes any other actions necessary in connection with the operation and management of the target series subaccounts.

Endeavor Management Co., an investment adviser registered with the SEC under the Investment Advisers Act of 1940, is the target account's manager. The manager performs administerial and managerial functions for the target account. First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an investment adviser registered with the SEC under the Investment Advisers Act of 1940, is the target account's investment adviser. The adviser is responsible for selecting the investments of each target series subaccount consistent with the investment objectives and policies of that target series subaccount, and will conduct securities trading for the target series subaccount.

Portfolio Manager. There is no one individual primarily responsible for portfolio management decisions for the target account. Investments are made according to the prescribed strategy under the direction of a committee.

Investment Strategy. Each of The Dow(SM) Target 10 Subaccounts will invest in the common stock of the ten companies in the DJIA that have the highest dividend yield as of a specified business day and hold those stocks for the following 12-month period.

Each of The Dow(SM) Target 5 Subaccounts will invest in the common stock of the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of a specified business day and hold those stocks for the following 12-month period.

The objective of each target series subaccount is to provide an above-average total return through a combination of dividend income and capital appreciation. Each target series subaccount will function in a similar manner. Each target series subaccount will initially invest in substantially equal amounts in the common stock of the companies described above for each target series subaccount (as held in a target series subaccount, such common stock is referred to as the common shares) determined as of the initial stock selection date.

Each target series subaccount may have different investment series running simultaneously for different 12-month periods. For example, within The Dow(SM) Target 10 Subaccount there may be more than one series, each with a different initial stock selection date. At the initial stock selection date, a percentage relationship among the number of common shares in a series will be established.

When additional funds are deposited into the series, additional common shares will be purchased in such numbers reflecting as nearly as practicable the percentage relationship of the number of common shares established at the initial purchase. Sales of common shares by the series will likewise attempt to replicate the percentage relationship of common shares. The percentage relationship among the number of common shares in the series should therefore remain stable. However, given the fact that the market price of such common shares will vary throughout the year, the value of the common shares of each of the companies as compared to the total assets of the series will fluctuate during the year, above and below the proportion established on a stock selection date.

As of the annual stock selection date, a new percentage relationship will be established among the number of common shares described below for each series on such date. Common shares may be sold or new equity securities bought each year so that the series is equally invested in the common stock of each company meeting the series' investment criteria. Thus the series may or may not hold equity securities of the same companies as the previous year. Any purchase or sale of additional common shares during the year will duplicate, as nearly as practicable, the percentage relationship among the number of common shares as of the annual stock selection date since the relationship among the value of the common shares on the date of any subsequent transactions may be different than the original relationship among their value. The adviser may depart from the specified strategy to meet tax diversification requirements. (See Section 6, "TAXES - Diversification and Distribution Requirements").

As of May 1, 1999, there are four target series subaccounts. There are two "The Dow(SM) Target 10 Subaccounts," which contain a July Series (a June 30, 1998 initial stock selection date) and a January Series (a December 31, 1998 initial stock selection date). Similarly, there are two "The Dow(SM) Target 5 Subaccounts," which contain a July Series (June 30, 1998 initial stock selection date) and a January Series (December 31, 1998 initial stock selection date).

The target account may determine to offer additional target series subaccounts in the future, which may have different selection criteria or stock selection dates (or both).

The Dow(SM) Target 10 Subaccounts and The Dow(SM) Target 5 Subaccounts have not been designed so that their prices will parallel or correlate with movements in the DJIA. It is expected that their prices will not do so.

An investment in a target series subaccount involves the purchase of a portfolio of equities securities with high dividend yields in one convenient purchase. Investing in the stocks of the DJIA with the highest dividend yields amounts to a contrarian strategy because these shares are often out of favor. Such strategy may be effective in achieving a target series subaccount's investment objectives because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the DJIA as a group. However, there is no guarantee that either a target series subaccount's objective will be achieved or that a target series subaccount will provide for capital appreciation in excess of such target series subaccount's expenses.

Each target series subaccount may also invest in futures and options, hold warrants, and lend its common shares.

The Dow Jones Industrial Average(SM). The DJIA consists of 30 stocks. The stocks are chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made. The components of the DJIA may be changed at any time, for any reason. Any changes in the components of the DJIA made after the initial stock selection date of any series will not cause a change in the identity of the common shares included in that series, including any equity securities deposited in that series, except on an annual stock selection date. The following is a list of the companies that comprise the DJIA as of May 1, 1999.

     AT&T Corporation
     Allied Signal
     Aluminum Company of America
     American Express Company
     Boeing Company
     Caterpillar Inc.
     Chevron Corporation
     Coca Cola Company
     Walt Disney Company
     International Business Machines Corporation
     International Paper Company
     Johnson & Johnson
     McDonald's Corporation
     Merck & Company, Inc.
     Minnesota Mining & Manufacturing
           Company
     E.I. du Pont de Nemours & Company
     Eastman Kodak Company
     Exxon Corporation
     General Electric Company
     General Motors Corporation
     Goodyear Tire & Rubber Company
     Hewlett Packard Company
     J.P. Morgan & Company, Inc.
     Philip Morris Companies, Inc.
     Procter & Gamble Company
     Sears, Roebuck & Company
     Travelers Group
     Union Carbide Corporation
     United Technologies Corporation
     Wal Mart Stores Inc.

The target account is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the target account or any member of the public regarding the advisability of purchasing the target account. Dow Jones' only relationship to First Trust Advisors, Endeavor Management Co. (Endeavor) and AUSA Life is the licensing of certain copyrights, trademarks, service marks and service names of Dow Jones. Dow Jones has no obligation to take the needs of First Trust Advisors, Endeavor, AUSA Life or the owners of the target account into consideration in determining, composing or calculating the Dow Jones Industrial Average(SM). Dow Jones is not responsible for and has not participated in the determination of the terms and conditions of the target account to be issued, including the pricing or the amount payable under the policy. Dow Jones has no obligation or liability in connection with the administration or marketing of the target account.

Dow Jones does not guarantee the accuracy and/or the completeness of the Dow Jones Industrial Average(SM) or any data included therein and Dow Jones shall have no liability for any errors, omission, or interruptions therein. Dow Jones makes no warranty, express or implied, as to results to be obtained by First Trust Advisors, Endeavor, AUSA Life, owners of the target account or any other person or entity from the use of the Dow Jones Industrial Average(SM) or any data included therein. Dow Jones makes no express or implied warranties, and expressly disclaims all warranties, of merchantability or fitness for a particular purpose or use with respect to the Dow Jones Industrial Average(SM) or any data included therein. Without limiting any of the foregoing, in no event shall Dow Jones have any liability for any lost profits or indirect, punitive, special or consequential damages (including lost profits), even if notified of the possibility of such damages.

Investment Risks. There is no assurance that any target series subaccount will achieve its stated objective. More detailed information, including a description of each target series subaccount's investment objective and policies and a description of risks involved in investing in each of the target series subaccounts and of each target series subaccount's fees and expenses is contained in the Statement of Additional Information. Information contained in the Statement of Additional Information should be read carefully before investing in a target series subaccount.

Each subaccount consists of different issues of equity securities, all of which are listed on a securities exchange. In addition, each of the companies whose equity securities are included in a subaccount are actively traded, well-established corporations.

Common shares may be sold under certain circumstances. Common shares, however, will not be sold by a target series subaccount to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the common shares no longer meet the criteria by which they were selected. However, common shares will be sold on or about each annual stock selection date in accordance with the adviser's stock selection strategy.

Whether or not the common shares are listed on a securities exchange, the principal trading market for the common shares may be in the over-the-counter market. As a result, the existence of a liquid trading market for the common shares may depend on whether dealers will make a market in the common shares. There can be no guarantee that a market will be made for any of the common shares, that any market for the common shares will be maintained or that there will be sufficient liquidity of the common shares in any markets made. The price at which the common shares may be sold to meet transfers, partial withdrawals or surrenders and the value of a target series subaccount will be adversely affected if trading markets for the common shares are limited or absent.

Investors should consider the following before making a decision to invest in a target series subaccount:

 .    The value of the common shares will fluctuate over the life of a target series subaccount and may be more or less than the price at which they were purchased by such target series subaccount.

 .    The common shares may appreciate or depreciate in value (or pay dividends)
     depending on the full range of economic and market influences affecting these securities, including the impact of the target series subaccounts' purchase and sale of the common shares and other factors.

 .    Transfers between the target account investment portfolios during the 12-
     month period from stock selection date to stock selection date run counter to the investment strategy of the target account investment portfolios, namely holding the applicable stocks for a 12-month period, and may adversely impact your investment performance. Similarly, using dollar cost averaging and asset rebalancing for the target account investment portfolios also runs counter to their investment strategies.

 .    The investment policies of each target subaccount are narrow and innovative, and the Internal Revenue Service has not addressed them. If you are deemed to have investment control of the assets in a target subaccount, then you could be treated as the owner of those assets. If so, income and gains from the subaccounts assets would be includable (pro rata) in your taxable income each year.

You should understand the risks of investing in common stocks before making an investment in a target series subaccount. In general, the value of your investment will fall if the financial condition of the issuers of the common stocks becomes impaired or if the general condition of the relevant stock market worsens. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

 .    expectations regarding government,;
 .    economic, monetary and fiscal policies;
 .    inflation and interest rates;
 .    economic expansion or contraction; and
 .    global or regional political, economic or banking crises.

At times, due to the objective nature of the investment selection criteria, target series subaccounts may be considered concentrated in various industries. AUSA Life cannot predict the direction or scope of any of these factors. Generally, common stocks do not receive payments until all obligations of the issuer have been paid. Unlike debt securities, common stocks do not offer any assurance of income or provide guaranteed protection of capital.

An investment in The Dow(SM) Target 5 Subaccount may subject you to greater market risk than other target series subaccounts that contain a more diversified portfolio of securities since it contains only five stocks.

Each target series subaccount is not actively managed and common shares will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation.

Please note that each strategy has previously under-performed the DJIA.

AUSA Life and Endeavor Management Co. shall not be liable in any way for any default, failure or defect in any common share.

Portfolio Turnover. It is anticipated that each target series subaccount's annual rate of portfolio turnover normally will not exceed 100%. Portfolio turnover for each target series subaccount will vary from year to year, and depending on market conditions, the portfolio turnover rate could be greater in periods of unusual market movement. A higher turnover rate would result in heavier brokerage commissions or other transactional expenses which must be borne, directly or indirectly by each target series subaccount, and ultimately by you.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of the general account of AUSA Life. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. AUSA Life has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus which relate to the fixed account.

We guarantee that the interest credited to the fixed account will not be less than 3% per year. At the end of a guaranteed period option, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

If you select the fixed account, your money will be placed with the other general assets of AUSA Life. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of annuity payments you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase.

Transfers

During the accumulation phase, you may make transfers from any mutual fund subaccount or target series subaccount as often as you wish within certain limitations. Transfers from the guaranteed period option of the fixed account are limited to the following:

 .    At the end of a guaranteed period option, you must notify us within 30 days prior to the end of the guaranteed period that you wish to transfer the amount in that guaranteed period option to another investment choice.

 .    Transfers of amounts equal to interest credited in the one year guaranteed period option to any subaccount prior to the end of the guaranteed period on a monthly, quarterly, semi-annual or annual basis. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.

 .    Transfers of amounts from the one year guaranteed period option prior to the end of the guaranteed period option is 25% of the policy value in that guaranteed period option, less any previous transfer during the current policy year.

There are no transfers permitted out of the dollar cost averaging fixed account option except through the dollar cost averaging program.

Each transfer must be at least $500, or the entire mutual fund subaccount, target series subaccount, or guaranteed period option policy value. If less than $500 remains, then we reserve the right to either deny the transfer or include that amount in the transfer.

During the income phase of your policy, you may transfer values out of any mutual fund subaccount or target series subaccount up to four times per year. However, you cannot transfer values out of the fixed account in this phase. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the annuity units in the mutual fund subaccount or target series subaccount from which the transfer is being made.

Currently, there is no charge for transfers. However, the number of transfers permitted may be limited in the future and charges per transfer may apply in the future.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically transfer money from the dollar cost averaging fixed account option, the Endeavor Money Market Subaccount, or the Dreyfus U.S. Government Securities Subaccount, into any other mutual fund subaccounts and/or target series subaccounts. You may specify the dollar amount to be transferred either monthly or quarterly; however each transfer must be at least $500. A minimum of 6 monthly or 4 quarterly transfers are required and a maximum of 24 months or 8 quarterly transfers are allowed. Transfers must begin within 30 days. We will make the transfers on the 28th day of the applicable month. There is no charge for this program.

Dollar cost averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high. It does not guarantee profits or assure that you will not experience a loss. You should consider your ability to continue the dollar cost averaging program during all economic conditions.

We may credit different interest rates for dollar cost averaging programs of varying time periods. If you discontinue the dollar cost averaging program before its completion, then the interest credited on amounts in the dollar cost averaging fixed account option may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your mutual fund subaccounts or target series subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program or if any other transfer is requested. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

5.   EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Surrender Charges

During the accumulation phase, you can withdraw part or all of the cash value. Cash value is the policy value decreased by any applicable surrender charge. After the first year, you can withdraw up to 10% of your policy value once each year free of surrender charges. This amount is referred to as the free percentage and is determined at the time of the withdrawal. If you withdraw money in excess of 10% of your policy value, you might have to pay a surrender charge, which is a contingent deferred sales charge, on the excess amount. The following schedule shows the surrender charges that apply during the seven years following each premium payment:

-------------------------------------------------
   Number of Years         Surrender Charge
    Since Premium         (as a percentage of
     Payment Date           Premium Payment
                              withdrawn)
-------------------------------------------------
        0 - 1                     7%
-------------------------------------------------
        1 - 2                     6%
-------------------------------------------------
        2 - 3                     5%
-------------------------------------------------
        3 - 4                     4%
-------------------------------------------------
        4 - 5                     3%
-------------------------------------------------
        5 - 6                     2%
-------------------------------------------------
        6 - 7                     1%
-------------------------------------------------
      7 or more                   0%
-------------------------------------------------

For example, assume your policy value is $100,000 at the beginning of policy year 2 and you withdraw $30,000. Since that amount is more than your free percentage, you would pay a surrender charge of $1,200 on the remaining $20,000 (6% of $30,000 - $10,000).

You will receive the full amount of a requested partial withdrawal because we deduct any applicable surrender charge from your remaining policy value. You receive your cash value upon full surrender.

For surrender charge purposes, the oldest premium is considered to be withdrawn first. Keep in mind that withdrawals may be taxable, and if made before age 59 1/2, may be subject to a 10% federal penalty tax. For tax purposes, withdrawals are considered to come from earnings first.

Mortality and Expense Risk Fee

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. Examples include a guarantee of annuity rates, the death benefits, certain expenses of the policy, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the policy. For the Annual Step-Up Death Benefit, the mortality and expense risk fee is at an annual rate of 1.40% of assets for the first seven policy years and 1.25% of assets thereafter. For the Return of Premium Death Benefit the mortality and expense risk fee is at an annual rate of 1.25% of assets for the first seven policy years and 1.10% thereafter. This annual fee is assessed daily based on the net asset value of each mutual fund subaccount and target series subaccount.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Administrative Charges

We deduct an administrative charge to cover the costs of administering the policies. This charge is equal to 0.15% per year of the daily net asset value of the mutual fund account and the target account.

In addition, an annual service charge of the lesser of $35 or 2% of the policy value is charged on each policy anniversary and at surrender. The service charge is waived if your policy value or the sum of your premium(s), less all partial withdrawals, is at least $50,000.

Premium Taxes

Some states assess premium taxes on the premium payments you make. We currently do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:

 .    you elect to begin receiving annuity payments;

 .    you surrender the policy; or

 .    you die and a death benefit is paid (you must also be the annuitant for the death benefit to be paid).

Generally, premium taxes range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes we incur because of the policy. However, no deductions are being made at the present time.

Transfer Fee

You are allowed to make 12 free transfers per year before the annuity commencement date. If you make more than 12 transfers per year, we reserve the right to charge $10 for each transfer. Premium payments, asset rebalancing and dollar cost averaging transfers are not considered transfers. All transfer requests made at the same time are treated as a single request.

Portfolio Management Fees

The value of the assets in each mutual fund subaccount will reflect the fees and expenses paid by Endeavor Series Trust. A description of these expenses is found in the Endeavor Series Trust prospectus.

Target Account Fees

For its services to the target account, the manager is paid a fee of 0.75% of the average daily net assets of each target series subaccount. For the adviser's services to the target account, the manager pays the adviser a fee equal to 0.35% of the average daily net assets of each target series subaccount.

In addition to the management fees, the target account pays all expenses not assumed by the manager, including, without limitation, the following:

 .    legal expenses;

 .    accounting and auditing services;

 .    interest;

 .    taxes;

 .    costs of printing and distributing reports to shareholders;

 .    proxy materials and prospectuses;

 .    custodian, transfer agent and dividend disbursing agent charges;

 .    registration fees;

 .    fees and expenses of the Board of Managers who are not affiliated persons of the Manager or an Adviser;

 .    insurance;

 .    brokerage costs

 .    litigation; and

 .    other extraordinary or nonrecurring expenses.

All general target account expenses are allocated among and charged to the assets of the target series subaccounts on a basis that the Board of Managers deems fair and equitable. This may be on the basis of relative net assets of each target series subaccount or the nature of the services performed and relative applicability to each target series subaccount.

The manager has agreed to limit each target series subaccount's management fee and operating expenses during its first year of operations to an annual rate of 1.30% of the subaccount's average net assets. (This limit does not include other fees and deductions, such as the mortality and expense risk fee and administrative charge.)

6.   TAXES

NOTE: AUSA Life has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. AUSA Life has included an additional discussion regarding taxes in the Statement of Additional Information.

Annuity Policies in General

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the earnings, if any, on the money held in your annuity policy until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of policy - qualified or nonqualified (discussed below).

You will not be taxed on increases in the value of your policy until a distribution occurs - either as a withdrawal or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Policies

If you purchase the policy under an individual retirement annuity, a pension plan, or specially sponsored program, your policy is referred to as a qualified policy.

Qualified policies are issued in connection with the following plans:

 .    Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.

 .    Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the Contract on a pre-tax basis.

 .    Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and
     self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the Contract on a pre-tax basis.

 .    Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the Contract.

If you purchase the policy as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your policy is referred to as a nonqualified policy.

Withdrawals - Nonqualified Policies

If you make a withdrawal from your policy before the annuity commencement date, the Internal Revenue Code treats that withdrawal as first coming from earnings and then from your premium payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:

 .    paid on or after the taxpayer reaches age 59 1/2;

 .    paid after the taxpayer dies;

 .    paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

 .    paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

 .    paid under an immediate annuity; or

 .    which come from premium payments made prior to August 14, 1982.

All deferred non-qualified annuity policies that are issued by AUSA Life (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distributions occurs.

Withdrawals - Qualified Policies

The above information describing the taxation of nonqualified policies does not apply to qualified policies. There are special rules that govern with respect to qualified policies. Generally, these rules restrict:

 .    the amount that can be contributed to the policy during any year; and

 .    the time when amounts can be paid from the policies.

In addition, a penalty tax may be assessed on amounts withdrawn from the policy prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the policy by a certain rule. The terms of the plan may limit the rights otherwise available to you under the policies.

We have provided more information in the Statement of Additional Information.

You should consult your legal counsel or tax adviser if you are considering purchasing a policy for use with any retirement plan.

Withdrawals - 403(b) Policies

The Internal Revenue Code limits the withdrawal of premium payments from certain 403(b) policies. Withdrawals can generally only be made when an owner:

 .    reaches age 59 1/2;

 .    leaves his/her job;

 .    dies;

 .    becomes disabled (as that term is defined in the Internal Revenue Code); or

 .    in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium payments and not any earnings.

Tax Status of the Policy

The following discussion is based on the assumption that the policy qualifies as an annuity contract for federal income tax purposes.

Diversification Requirements. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg.(S).1.817-5) apply a diversification requirement to each of the mutual fund subaccounts and the target series subaccounts. The mutual fund account, through its underlying funds and their portfolios, and the target account, through its subaccounts, intends to comply with the diversification requirements of the Treasury. AUSA Life has entered into agreements regarding participation in the Endeavor Series Trust which requires the portfolios to be operated in compliance with the Treasury regulations. AUSA Life has entered into an agreement with First Trust Advisers, L.P., the adviser of the target account, which requires the target series subaccounts to be operated in compliance with the Treasury regulations.

Owner Control. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the mutual fund account used to support their contracts. In those circumstances, income and gains from the mutual fund account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable annuity contract owner will be considered the owner of mutual fund account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., you), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contract owners were not owners of mutual fund account assets. For example, you have the choice of one or more subaccounts in which to allocate premiums and policy values, and may be able to transfer among these accounts more frequently than in such rulings. Moreover, the investment strategies for the target subaccounts are narrow and innovative and the Internal Revenue Service has not addressed them. These differences could result in you being treated as the owner of the assets of the mutual fund account or the target account. In addition, AUSA Life does not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. AUSA Life therefore reserves the right to modify the policies as necessary to attempt to prevent you from being considered the owner of a pro rata share of the assets of the mutual fund account or target account.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements at the death of an owner in order to be treated as an annuity policy. The policy must also meet certain distribution requirements in order to be treated as an annuity policy. These diversification and distribution requirements are discussed in the Statement of Additional Information. AUSA Life may modify the policy to attempt to maintain favorable tax treatment.

The target account, through the target series subaccounts, intends to comply with the diversification requirements of the Treasury. AUSA Life has entered into an agreement with the manager, who in turn, has entered into a contract with the adviser that requires the target series subaccounts to be operated in compliance with the Treasury regulations. The adviser reserves the right to depart from either target series subaccount's investment strategy in order to meet these diversification requirements. See the Statement of Additional Information for more information concerning diversification requirements.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:

 .    if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

 .    if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total premium payments, less amounts received, which were not includable in gross income.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

 .    Fixed payments - by dividing the "investment in the contract" on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

 .    Variable payments - by dividing the "investment in the contract" on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If you select more than one annuity payment option, special rules govern the allocation of the Policy's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the "investment in the contract" as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax adviser in respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes in uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

7.   ACCESS TO YOUR MONEY

Surrenders

During the accumulation phase, you can have access to the money in your policy in several ways:

 .    by making a withdrawal (either a complete or partial withdrawal); or

 .    by taking annuity payments.

If you want to make a complete withdrawal, you will receive the value of your policy, minus:

 .    surrender charges;

 .    premium taxes; and

 .    service charges.

If you want to take a partial withdrawal, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the withdrawal from each of the investment choices in proportion to the policy value.

Remember that any withdrawal you take will reduce the policy value, and might reduce the amount of the death benefit. See Section 9, Death Benefit, for more details. Withdrawals may be subject to a surrender charge.

Income taxes, federal tax penalties and certain restrictions may apply to any withdrawals you make.

During the income phase, the annuity payment option you select will determine your access to the money in your policy.

Delay of Payment and Transfers

Payment of any amount due from the mutual fund account or target account for a surrender, a death benefit, or the death of the owner of a nonqualified policy, will generally occur within seven business days from the date all required information is received by AUSA Life. AUSA Life may be permitted to defer such payment from the mutual fund account and target account if:

 .    the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;

 .    an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or

 .    the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the mutual fund subaccounts and target series subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months.

Systematic Payout Option

You can receive regular payments from your policy by using the systematic payout option. Under this option, you can receive up to 10% (annually) of the policy value free of surrender charges. Payments can be made monthly, quarterly, semi-annually, or annually.

8.   PERFORMANCE

The Mutual Fund Account

AUSA Life periodically advertises performance of the various mutual fund subaccounts. We may disclose at least four different kinds of performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes or surrender charges. The deduction of any applicable premium taxes or surrender charges would reduce the percentage increase or make greater any percentage decrease.

Second, any advertisement will also include total return figures, which reflect the deduction of the mortality and expense risk fees, administrative charges and surrender charges.

Third, for periods starting prior to the date the policies were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the mutual fund account. Fourth, in addition, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the mutual fund account.

We also may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include, comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Appendix B contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

The Target Account

Performance information regarding the target series subaccount is in Appendix B and in the Statement of Additional Information.

9.   DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies before the accumulation phase and the annuitant was also an owner. (If the annuitant was not an owner, a death benefit may or may not be paid. See below). The beneficiary may choose an annuity payment option, or may choose to receive a lump sum.

When We Pay A Death Benefit

Before the Annuity Commencement Date
We will pay a death benefit to youm beneficiary

IF:

 .    you are both the annuitant and an owner of the policy; and

 .    you die before the annuity commencement date.

If the only beneficiary is your surviving spouse, then he or she may elect to continue the policy as the new annuitant and owner, instead of receiving the death benefit.

We will also pay a death benefit to your beneficiary

IF:

 .    you are not the annuitant; and

 .    the annuitant dies before the annuity commencement date; and

 .    you specifically requested that the death benefit be paid upon the annuitant's death.

Distribution requirements apply to the policy value upon the death of any owner. These requirements are detailed in the Statement of Additional Information.

After the Annuity Commencement Date
The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:

 .    you are not the annuitant; and

 .    you die on or after the annuity commencement date; and

 .    the entire interest in the policy has not been paid to you;

THEN:

 .    the remaining portion of such interest in the policy will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

When We Do Not Pay A Death Benefit

No death benefit is paid in the following cases:

IF:

 .    you are not the annuitant; and

 .    the annuitant dies prior to the annuity commencement date; and

 .    you did not specifically request that the death benefit be paid upon the annuitant's death;

THEN:

 .    you will become the new annuitant and the policy will continue.

IF:

 .    you are not the annuitant; and

 .    you die prior to the annuity commencement date;

THEN:

 .    the new owner must surrender the policy for the policy value within five years of your death.

Note carefully. If the owner does not name a contingent owner, the owner's estate will become the new owner. If no probate estate is opened (because, for example, the owner has precluded the opening of a probate estate by means of a trust or other instrument), and AUSA Life has not received written notice of the trust as a successor owner signed prior to the owner's death, then that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no contingent owner is named in a written notice received by AUSA Life.

Amount of Death Benefit

The death benefit may be paid as a lump sum or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option you chose when you bought the policy. The death benefit will be the greatest of:

 .    policy value on the date we receive the required information; or

 .    cash value on the date we receive the required information; or

 .    guaranteed minimum death benefit (discussed below), plus premium payments, less partial withdrawals from the date of death to the date the death benefit is paid.

Guaranteed Minimum Death Benefit

On the policy application, you generally may choose one of the following guaranteed minimum death benefit options listed below.

After the policy is issued, you cannot make an election and the death benefit cannot be changed.

Annual Step-Up Death Benefit
Largest policy value on the date of issue or on any policy anniversary prior to the earlier of the date of death or the owner's 81st birthday, plus premium payments less any partial withdrawals taken, subsequent to the date of the policy anniversary with the largest policy value.

The Annual Step-Up Death Benefit is not available if the owner or annuitant is 81 or older on the policy date.

Return of Premium Death Benefit
Total premium payments, less any partial withdrawals (discussed below) as of the date of death.

The Return of Premium Death Benefit will be in effect if you do not choose one of the options on the policy application.

IF, under both death benefit options:

 .    the surviving spouse elects to continue the policy instead of receiving the death benefit; and

 .    the guaranteed minimum death benefit is greater than the policy value;

THEN:

 .    we will increase the policy value to be equal to the guaranteed minimum death benefit. This increase is made only at the time the surviving spouse elects to continue the policy.

Partial Withdrawal

When you request a partial withdrawal, your guaranteed minimum death benefit will be reduced by an amount called the partial withdrawal. Under certain circumstances, the partial withdrawal may be more than the amount of your withdrawal request. It is also possible that if a death benefit is paid after you have made a partial withdrawal, then the total amount paid could be less than the total premium payments. We have included a detailed explanation of this adjustment in the Statement of Additional Information.

10.   OTHER INFORMATION

Ownership

You, as owner of the policy, exercise all rights under the policy. You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

Assignment

You can also assign the policy any time during your lifetime. AUSA Life will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the policy before we receive notice of the assignment. An assignment may be a taxable event. There may be limitations on your ability to assign a qualified policy.

AUSA Life Insurance Company, Inc.

AUSA Life Insurance Company, Inc. was incorporated under the laws of the State of New York on October 3, 1947. It is engaged in the sale of life and health insurance and annuity policies. AUSA Life is a wholly-owned indirect subsidiary of AEGON USA, Inc. which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc., is indirectly owned by AEGON n.v. of the Netherlands, the securities of which are publicly traded. AEGON n.v., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. AUSA Life is licensed in the District of Columbia, and in all states except Hawaii.

All obligations arising under the policies, including the promote to make annuity payments, are general corporate obligations of AUSA Life.

The Mutual Fund Account

AUSA Life established a mutual fund account, called the AUSA Endeavor Variable Annuity Account, under the laws of the State of New York on September 27, 1994. The mutual fund account receives and currently invests the premium payments that are allocated to it for investment in shares of the underlying mutual fund portfolios.

The mutual fund account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. However, the SEC does not supervise the management, the investment practices, or the policies of the mutual fund account or AUSA Life.

The assets of the mutual fund account are held in AUSA Life's name on behalf of the mutual fund account and belong to AUSA Life. However, those assets that underlie the policies are not chargeable with liabilities arising out of any other business AUSA Life may conduct. The mutual fund account includes other subaccounts that are not available under these policies.

Information about the mutual fund account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (http://www.sec.gov) that contains other information regarding the mutual fund account.

The Target Account

AUSA Life established the AUSA Endeavor Target Account (the target account) under the laws of the state of New York on March 24, 1998. The target account is registered with the SEC under the Investment Company Act of 1940, as amended, as an open-end management investment company and meets the definition of a separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the target account or AUSA Life.

The two Dow(SM) Target 10 Subaccounts (January and July Series) and the two Dow(SM) Target 5 Subaccounts (January and July Series) are non-diversified target series subaccounts of the target account.

Legislation. Legislation may be enacted at any time that could negatively affect the common shares in the target series subaccounts or the issuers of the common shares. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the target series subaccounts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the target series subaccounts or will not impair the ability of the issuers of the common shares to achieve their business goals.

Mixed and Shared Funding

Before making a decision concerning the allocation of premium payments to a particular mutual fund subaccount, please read the Endeavor Series Trust prospectus. Endeavor Series Trust is not limited to selling its shares to this mutual fund account and can accept investments from any separate account or qualified retirement plan of an insurance company. Since the portfolios of Endeavor Series Trust are available to registered mutual fund accounts offering variable annuity products of AUSA Life, as well as variable annuity and variable life products of other insurance companies, there is a possibility that a material conflict may arise between the interests of this mutual fund account and one or more of the mutual fund accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including AUSA Life, agree to take any necessary steps to resolve the matter. This includes removing their mutual fund accounts from Endeavor Series Trust. See the Endeavor Series Trust prospectus for more details.

Reinstatements

You may surrender your policy and transfer your money directly to another life insurance company (sometimes referred to as a 1035 Exchange or a trustee-to-trustee transfer). You may also request us to reinstate your policy after such a transfer by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then-current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

Mutual Fund Account. AUSA Life will vote all shares of Endeavor Series Trust in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Target Account. You (or the person receiving annuity payments) can vote on certain matters with respect to the target series subaccounts you have an interest in. Such matters include:

 .    changes in the investment advisory agreement;

 .    changes in the fundamental investment policies;

 .    any other matter requiring a vote of persons holding voting interests; and

 .    matters pursuant to the requirements of Rules 12b-1 and 18f-2 of the
     Investment Company Act of 1940.

On certain matters, each target series subaccount may vote separately. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate target series subaccount.

Distributor of the Policies

AFSG Securities Corporation is the principal underwriter of the policies. Like AUSA Life, it is an indirect wholly-owned subsidiary of AEGON USA, Inc. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG Securities Corporation is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc.

Commissions of up to 6% of premium payments will be paid to broker/dealers who sell the policies under agreements with AFSG Securities Corporation. These commissions are not deducted from premium payments. In addition, certain production, persistency and managerial bonuses may be paid. AUSA Life may also pay compensation to financial institutions for their services in connection with the sale and servicing of the policies.

Non-participating Policy

The policy does not participate or share in the profits or surplus earnings of AUSA Life. No dividends are payable on the policy.

Variations in Policy Provisions

Certain provisions of the policies may vary from the descriptions in this prospectus in order to comply with different state laws. See your policy for variations since any such state variations will be included in your policy or in riders or endorsements attached to your policy.

Year 2000 Matters

In May 1996, AUSA Life Insurance Company, Inc. (AUSA Life) adopted and presently has in place a Year 2000 Project Plan (the "Plan") to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compliant. As of March 1, 1999, substantially all of AUSA Life's mission-critical systems are Year 2000 compliant. The Year 2000 Project Plan remains on track as AUSA Life continues with the validation of its mission-critical and non-mission-critical systems, including revalidation testing in 1999. In addition, AUSA Life has undertaken aggressive initiatives to test all systems that interface with any third parties and other business partners. All of these steps are aimed at allowing current operations to remain unaffected by the year 2000 date change.

As of the date of this prospectus, AUSA Life has identified and made available what it believes are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

The actions taken by management under The Year 2000 Project Plan are intended to significantly reduce AUSA Life's risk of a material business interruption based on the Year 2000 issues. It should be noted that the Year 2000 computer problem, and its resolution, is complex and multifaceted, and any company's success cannot be conclusively known until the Year 2000 is reached. In spite of its efforts or results, AUSA Life's ability to function unaffected to and through the Year 2000 may be adversely affected by actions, or failure to act, of third parties beyond our knowledge or control.

This statement is a Year 2000 Readiness Disclosure pursuant to Section 3(9) of the Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. Section 1
(1998).

IMSA

AUSA Life is a member of the Insurance Marketplace Standards Association (IMSA). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member, we may use the IMSA logo and language in advertisements.

Legal Proceedings

There are no legal proceedings to which the mutual fund account or target account is a party or to which the assets of the account are subject. AUSA Life, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, AUSA Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the mutual fund account, target account or AUSA Life.

Financial Statements

The financial statements of AUSA Life and the mutual fund account are included in the Statement of Additional Information. There are no financial statements for the target account because it had not commenced operations as of the date of this prospectus.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Glossary of Special Terms
     The Policy--General Provisions
     Certain Federal Income Tax Consequences
     Investment Experience
     Historical Performance Data
     Published Ratings
     State Regulation of AUSA Life
     Administration
     Records and Reports
     Distribution of the Policies
     Other Products
     Custody of Assets
     Legal Matters
     Independent Auditors
     Other Information
     Financial Statements

                                  APPENDIX A

                        CONDENSED FINANCIAL INFORMATION
                            The Mutual Fund Account

The accumulation unit values and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables.

                          Annual Step-Up Death Benefit
               (Total Mutual Fund Account Annual Expenses: 1.55%)

============================================================================================
                                                    Value            Value     Accumulation
                                               at Beginning of     at End of   Units at End
                                                     Year             Year        of Year
 ===========================================================================================
Endeavor Asset Allocation Subaccount
    1998(6) .................................     $  2.168718     $ 2.529863   31,242.813
--------------------------------------------------------------------------------------------
Endeavor Money Market Subaccount
    1998(6) .................................     $  1.196982     $ 1.236621   52,322.018
--------------------------------------------------------------------------------------------
T. Rowe Price Equity Income Subaccount
    1998(6) .................................     $  1.885394     $ 2.060734  145,891.829
--------------------------------------------------------------------------------------------
T. Rowe Price Growth Stock Subaccount
    1998(6) .................................     $  2.011973     $ 2.586964  206,657.078
--------------------------------------------------------------------------------------------
T. Rowe Price International Stock Subaccount
    1998(6) .................................     $  1.313338     $ 1.529380   39,361.912
--------------------------------------------------------------------------------------------
Endeavor Value Equity Subaccount
    1998(6) .................................     $  2.022644     $ 2.207657  106,211.103
--------------------------------------------------------------------------------------------
Endeavor Opportunity Value Subaccount
    1998(6) .................................     $  1.136598     $ 1.197263   70,958.668
--------------------------------------------------------------------------------------------
Endeavor Enhanced Index Subaccount
    1998(6) .................................     $  1.199020     $ 1.574026  202,995.681
--------------------------------------------------------------------------------------------
Dreyfus U.S. Government Securities Subaccount
    1998(6) .................................     $  1.231625     $ 1.283673   38,151.310
--------------------------------------------------------------------------------------------
Dreyfus Small Cap Value Subaccount
    1998(6) .................................     $  1.780884     $ 1.781675  119,463.216
--------------------------------------------------------------------------------------------
Endeavor Janus Growth Subaccount
    1998(6) .................................     $ 19.428802     $31.822714   18,019.791
============================================================================================

                         Return of Premium Death Benefit
                         -------------------------------
               (Total Mutual Fund Account Annual Expenses: 1.40%)
               --------------------------------------------------

===============================================================================================================
                                                          Accumulation        Accumulation       Number of
                                                           Unit Value          Unit Value      Accumulation
                                                         at Beginning of       at End of       Units at End
                                                              Year                Year            of Year
---------------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation Subaccount
    1998................................................   $ 2.171948         $ 2.535888      2,197,971.735
    1997................................................   $ 1.833135         $ 2.171948      1,871,808.286
    1996................................................   $ 1.577873         $ 1.833135      1,123,469.170
    1995................................................   $ 1.301669         $ 1.577873        607,869.454
---------------------------------------------------------------------------------------------------------------
Endeavor Money Market Subaccount
    1998................................................   $ 1.196418         $ 1.239556      1,017,991.339
    1997................................................   $ 1.154219         $ 1.196418        611,981.762
    1996................................................   $ 1.115718         $ 1.154219        665,174.123
    1995................................................   $ 1.072424         $ 1.115718        271,034.756
---------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income Subaccount
    1998................................................   $ 1.925022         $ 2.065623      3,702,824.740
    1997................................................   $ 1.521680         $ 1.925022      2,982,510.532
    1996................................................   $ 1.287240         $ 1.521680      1,387,607.312
    1995 (2).............................................  $ 1.000000         $ 1.287240        293,619.530
---------------------------------------------------------------------------------------------------------------
T. Rowe Price Growth Stock Subaccount
    1998................................................   $ 2.043480         $ 2.593121      2,640,487.984
    1997................................................   $ 1.611613         $ 2.043480      1,925,118.021
    1996................................................   $ 1.353339         $ 1.611613        964,658.085
    1995 (3).............................................  $ 1.000000         $ 1.353339        189,613.999
---------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock Subaccount
    1998................................................   $ 1.346560         $ 1.533035      4,958,037.992
    1997................................................   $ 1.330640         $ 1.346560      4,334,553.810
    1996................................................   $ 1.171039         $ 1.330640      2,084,832.841
    1995................................................   $ 1.073958         $ 1.171039        681,093.799
---------------------------------------------------------------------------------------------------------------
Endeavor Value Equity Subaccount
    1998................................................   $ 2.086130         $ 2.212928      3,668,656.747
    1997................................................   $ 1.694854         $ 2.086130      2,981,906.712
    1996................................................   $ 1.387903         $ 1.694854      1,565,599.143
    1995................................................   $ 1.045610         $ 1.387903        547,233.586
---------------------------------------------------------------------------------------------------------------
Endeavor Opportunity Value Subaccount
    1998................................................   $ 1.156993         $ 1.200101        886,891.881
    1997................................................   $ 1.004355         $ 1.156993        869,832.105
    1996 (4).............................................  $ 1.000000         $ 1.004355        178,913.412
---------------------------------------------------------------------------------------------------------------
Endeavor Enhanced Index Subaccount
    1998................................................   $ 1.217647         $ 1.577775      1,007,218.727
    1997 (5).............................................  $ 1.000000         $ 1.217647        422,227.210
---------------------------------------------------------------------------------------------------------------
Dreyfus U.S. Government Securities Subaccount
    1998................................................   $ 1.215033         $ 1.286733      1,728,824.679
    1997................................................   $ 1.128769         $ 1.215033      1,093,934.793
    1996................................................   $ 1.124292         $ 1.128769        589,779.900
    1995(1).............................................   $ 0.985803         $ 1.124292        204,813.593
---------------------------------------------------------------------------------------------------------------
Dreyfus Small Cap Value Subaccount
    1998................................................   $ 1.851229         $ 1.785929      2,915,575.262
    1997................................................   $ 1.496065         $ 1.851229      2,294,637.110
    1996................................................   $ 1.206843         $ 1.496065      1,239,443.264
    1995................................................   $ 1.072941         $ 1.206843        535,283.029
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Endeavor Janus Growth Subaccount
    1998................................................  $ 19.665157     $ 31.898334       636,917.148
    1997................................................  $ 16.964068     $ 19.665157       557,897.978
    1996................................................  $ 14.583843     $ 16.964068       306,855.075
    1995................................................  $ 10.051117     $ 14.583843        97,436.321
===============================================================================================================

(1)  Period from June 16, 1995 through December 31, 1995

(2)  Period from June 28, 1995 through December 31, 1995

(3)  Period from April 28, 1995 through December 31, 1995

(4)  Period from December 13, 1996 through December 31, 1996.

(5)  Period from May 1, 1997 through December 31, 1997.

(6)  Period from January 14, 1998 through December 31, 1998.

The Endeavor Select 50 Subaccount and the Endeavor High Yield Subaccount had not commenced operations as of December 31, 1998. Accordingly, no comparable data is available for those Subaccounts.

                                  APPENDIX B

                          HISTORICAL PERFORMANCE DATA
                            The Mutual Fund Account

Standardized Performance Data

AUSA Life may advertise historical yields and total returns for the subaccounts of the mutual fund account. In addition, AUSA Life may advertise the effective yield of the subaccount investing in the Endeavor Money Market Portfolio (the "Endeavor Money Market Subaccount"). These figures will be calculated according to standardized methods prescribed by the SEC. They are based on historical earnings and are not intended to indicate future performance.

Endeavor Money Market Subaccount. The yield of the Endeavor Money Market Subaccount for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a policy in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Subaccounts. The yield of a mutual fund subaccount (other than the Endeavor Money Market Subaccount) for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

The total return of a subaccount refers to return quotations assuming an investment under a policy has been held in the subaccount for various periods of time including a period measured from the date the subaccount commenced operations. When a subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided. The total return quotations for a subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. In addition to the standard data discussed above, similar performance data for other periods may also be shown.

The yield and total return calculations for a subaccount do not reflect the effect of any premium taxes that may be applicable to a particular policy. The yield calculations also do not reflect the effect of any surrender charge that may be applicable to a particular policy. To the extent that a premium tax and/or surrender charge is applicable to a particular policy, the yield and/or total return of that policy will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the Statement of Additional Information, a copy of which may be obtained from the service office of AUSA Life upon request.

Based on the method of calculation described in the Statement of Additional Information, the average annual total returns for periods from inception of the subaccounts to December 31, 1998, and for the one and five year periods ended December 31, 1998, are shown in Table 1 below. Total returns shown reflect deductions for the mortality and expense risk fee and administrative charges. Performance figures may reflect the 1.25% mortality and expense risk fee for the Annual Step-Up Death Benefits, or the 1.10% mortality and expense risk fee for the Return of Premium Death Benefit. Standard total return calculations will reflect the effect of surrender charges that may be applicable to a particular period.

===========================================================================================================
                                                TABLE 1
                               Standard Average Annual Total Returns (1)
===========================================================================================================
                                    Annual Step-Up Death Benefit
                           (Total Separate Account Annual Expenses: 1.55%)
-----------------------------------------------------------------------------------------------------------
                                            1 Year        5 Year     Inception of the      Subaccount
                                            Ended         Ended         Subaccount         Inception
Subaccount                                 12/31/98      12/31/98      to 12/31/98           Date
-----------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation...............   11.22%          N/A           12.51%         January 1, 1995
T. Rowe Price Equity Income.............    1.73%          N/A           19.09%          June 28, 1995
T. Rowe Price Growth Stock..............   21.40%          N/A           26.23%         April 28, 1995
T. Rowe Price International Stock ......    8.30%          N/A            5.39%         January 1, 1995
Endeavor Value Equity...................    0.50%          N/A           14.86%         January 1, 1995
Endeavor Opportunity Value..............  **1.86%**        N/A           15.10%        December 13, 1996
Endeavor Enhanced Index.................   24.09%          N/A           52.22%           May 1, 1997
Dreyfus U.S. Government Securities......    0.32%          N/A            4.92%          June 16, 1995
Dreyfus small Cap Value (2).............  **9.14%**        N/A           10.29%         January 1, 1995
Endeavor Select 50 (3)..................    N/A            N/A             N/A                N/A
Endeavor High Yield (3).................    N/A            N/A             N/A                N/A
Endeavor Janus Growth (4)...............   56.86%          N/A           16.45%         January 1, 1995
===========================================================================================================
                                    Return of Premium Death Benefit
                            (Total Separate Account Annual Expenses: 1.40%)
-----------------------------------------------------------------------------------------------------------
                                            1 Year        5 Year     Inception of the      Subaccount
                                            Ended         Ended         Subaccount          Inception
Subaccount                                 12/31/98      12/31/98      to 12/31/98            Date
-----------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation...............   11.40%          N/A           17.70%         January 1, 1995
T. Rowe Price Equity Income.............    1.89%          N/A           18.48%          June 28, 1995
T. Rowe Price Growth Stock..............   21.59%          N/A           24.32%         April 28, 1995
T. Rowe Price International Stock (1)...    8.47%          N/A            8.75%         January 1, 1995
Endeavor Value Equity...................    0.70%          N/A           20.22%         January 1, 1995
Endeavor Opportunity Value..............  **1.71%**        N/A            7.33%        December 13, 1996
Endeavor Enhanced Index.................   24.29%          N/A           28.82%           May 1, 1997
Dreyfus U.S. Government Securities......    0.48%          N/A            4.35%          June 16, 1995
Dreyfus small Cap Value (2).............  **9.00%**        N/A           13.09%         January 1, 1995
Endeavor Select 50 (3) .................    N/A            N/A             N/A                N/A
Endeavor High Yield (3).................    N/A            N/A             N/A                N/A
Endeavor Janus Growth (4)...............   57.14%          N/A           33.17%         January 1, 1995
===========================================================================================================

(1) These calculations also assume the policy has been in effect for less than eight years and that annuity payments have not commenced. Policies in effect for more than seven years would experience lower mortality and expense risk fees and therefore the yield and/or total return of such policies would be increased. In no event will policies which have reached the annuity commencement date reflect a return based on a mortality and expense risk fee and administrative charge of more than 1.40%, regardless of the death benefit option in effect just prior to the commencement of annuity payments.
(2) Effective September 16, 1996, The Dreyfus Corporation became the adviser to the Dreyfus small Cap Value Portfolio, formerly known as Quest for Value small Cap Portfolio. The portfolio was previously advised by OpCap Advisors.
(3) The Endeavor Select 50 Portfolio and the Endeavor High Yield Portfolio had not commenced operations as of December 31, 1998. Accordingly, comparable information is not available.
(4) Effective April 30, 1999, shares of the WRL Growth Portfolio were removed and replaced with shares of the Endeavor Janus Growth Portfolio. Performance prior to May 1, 1999 reflects performance of the annuity subaccount while it was invested in the WRL Growth Portfolio.

The figures for the "from inception" periods in the above tables reflect waiver of advisory fees and reimbursement of other expenses for all portfolios except the T. Rowe Price Equity Income Portfolio and the T. Rowe Price Growth Stock Portfolio. In the absence of such waivers, the average annual total return figures above for the inception periods would have been lower.

Non-Standardized Performance Data

In addition to the standard data discussed above, similar performance data for other periods may also be shown.

AUSA Life may present the total return data described above on a non-standardized basis. This means that the data may not be reduced by all the fees and charges under the policy and that the data may be presented for different time periods and for different premium payment amounts.
Non-standardized performance data will only be disclosed if standardized performance data for the required periods is also disclosed. Table 2 shows average annual total returns of the subaccounts since their inception reduce by all fees and charges under the policy except surrender charges:

===========================================================================================================
                                                 TABLE 2
                                    Average Annual Total Returns (1)
                                     (Assuming No Surrender Charge)
===========================================================================================================
                                      Annual Step-Up Death Benefit
                             (Total Separate Account Annual Expenses: 1.55%)
-----------------------------------------------------------------------------------------------------------
                                            1 Year        5 Year     Inception of the      Subaccount
                                            Ended         Ended         Subaccount         Inception
Subaccount                                 12/31/98      12/31/98      to 12/31/98            Date
-----------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation...............   16.52%          N/A           12.56%         January 1, 1995
T. Rowe Price Equity Income.............    7.09%          N/A           19.68%          June 28, 1995
T. Rowe Price Growth Stock..............   26.64%          N/A           26.69%         April 28, 1995
T. Rowe Price International Stock ......   13.62%          N/A            5.47%         January 1, 1995
Endeavor Value Equity...................    5.87%          N/A           15.01%         January 1, 1995
Endeavor Opportunity Value..............    3.52%          N/A           19.50%        December 13, 1996
Endeavor Enhanced Index.................   29.32%          N/A           57.27%           May 1, 1997
Dreyfus U.S. Government Securities......    5.69%          N/A            5.39%          June 16, 1995
Dreyfus small Cap Value (2).............  **3.72%**        N/A           10.56%         January 1, 1995
Endeavor Select 50 (3) .................    N/A            N/A             N/A                N/A
Endeavor High Yield (3).................    N/A            N/A             N/A                N/A
Endeavor Janus Growth (4)...............   61.89%          N/A           16.45%         January 1, 1995
===========================================================================================================
                                      Return of Premium Death Benefit
                              (Total Separate Account Annual Expenses: 1.40%)
-----------------------------------------------------------------------------------------------------------
                                            1 Year        5 Year     Inception of the      Subaccount
                                            Ended          Ended        Subaccount         Inception
Subaccount                                 12/31/98      12/31/98       to 12/31/98           Date
-----------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation...............   16.70%          N/A           18.07%         January 1, 1995
T. Rowe Price Equity Income.............    7.25%          N/A           19.08%          June 28, 1995
T. Rowe Price Growth Stock..............   26.83%          N/A           24.79%         April 28, 1995
T. Rowe Price International Stock ......   13.79%          N/A            9.24%         January 1, 1995
Endeavor Value Equity...................    6.06%          N/A           20.56%         January 1, 1995
Endeavor Opportunity Value..............    3.67%          N/A            9.30%        December 13, 1996
Endeavor Enhanced Index.................   29.51%          N/A           31.36%           May 1, 1997
Dreyfus U.S. Government Securities......    5.85%          N/A            5.23%          June 16, 1995
Dreyfus small Cap Value (2).............  **3.58%**        N/A           13.52%         January 1, 1995
Endeavor Select 50 (3)..................    N/A            N/A             N/A                N/A
Endeavor High Yield (3).................    N/A            N/A             N/A                N/A
Endeavor Janus Growth (4)...............   62.17%          N/A           33.39%         January 1, 1995
===========================================================================================================

(1) These calculations also assume the policy has been in effect for less than eight years and that annuity payments have not commenced. Policies in effect for more than seven years would experience lower mortality and expense risk fees and therefore the yield and/or total return of such policies would be increased. In no event will policies which have reached the annuity commencement date reflect a return based on a mortality and expense risk fee and administrative charge of more than 1.40%, regardless of the death benefit option in effect just prior to the commencement of annuity payments.
(2) Effective September 16, 1996, The Dreyfus Corporation became the adviser to the Dreyfus Small Cap Value Portfolio, formerly known as Quest for Value Small Cap Portfolio. The portfolio was previously advised by OpCap Advisors.
(3) The Endeavor Select 50 Portfolio and the Endeavor High Yield Portfolio had not commenced operations as of December 31, 1998. Accordingly, comparable information is not available.
(4) Effective April 30, 1999, shares of the WRL Growth Portfolio were removed and replaced with shares of the Endeavor Janus Growth Portfolio. Performance prior to May 1, 1999 reflects performance of the annuity subaccount while it was invested in the WRL Growth Portfolio.

The figures for the "from inception" periods in the above tables reflect waiver of advisory fees and reimbursement of other expenses for all portfolios except the T. Rowe Price Equity Income Portfolio and the T. Rowe Price Growth Stock Portfolio. In the absence of such waivers, the average annual total return figures above for the inception periods would have been lower.

Adjusted Historical Performance Data. AUSA Life may present historic performance data for the underlying portfolios since their inception reduced by some or all of the fees and charges under the policy. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the policy had been in existence during that time.

For instance, as shown in Table 3 and Table 4 below, AUSA Life may disclose average annual total returns for the portfolios reduced by all fees and charges under the policy, as if the policy had been in existence since the inception of the portfolio. Such fees and charges include the mortality and expense risk fee, administrative charge and surrender charges. Table 3 assumes a complete surrender of the policy at the end of the period; therefore the surrender charge is deducted. Table 4 assumes that the policy is not surrendered, and therefore the surrender charge is not deducted.

The following information is based on the method of calculation described in the Statement of Additional Information. The adjusted historical average annual total returns for periods ended December 31, 1998, were as follows:

===========================================================================================================
                                                 TABLE 3
                          Adjusted Historical Average Annual Total Returns (1)
===========================================================================================================
                                     Annual Step-Up Death Benefit
                            (Total Separate Account Annual Expenses: 1.55%)
-----------------------------------------------------------------------------------------------------------
                                                                                         Corresponding
                                                                        10 Year or         Portfolio
Portfolio                                   1 Year        5 Year         Inception       Inception Date
-----------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation...............   11.22%         12.29%         12.51%          April 8, 1991
T. Rowe Price Equity Income.............    1.73%          N/A           19.09%         January 3, 1995
T. Rowe Price Growth Stock..............   21.40%          N/A           26.23%         January 3, 1995
T. Rowe Price International Stock (2)...    8.30%          5.31%          5.39%          April 8, 1991
Endeavor Value Equity...................    0.50%         16.38%         14.86%          May 27, 1993
Endeavor Opportunity Value..............  **1.86%**        N/A            6.87%        November 18, 1996
Endeavor Enhanced Index.................   24.09%          N/A           28.63%           May 1, 1997
Dreyfus U.S. Government Securities......    0.32%          N/A            4.92%           May 9, 1994
Dreyfus small Cap Value (3)...........    **9.14%**        9.57%         10.29%           May 4, 1993
Endeavor Select 50 .....................    N/A            N/A          **1.93%**      February 2, 1998
Endeavor High Yield ....................    N/A            N/A         **10.99%**        June 2, 1998
Endeavor Janus Growth (4)...............   56.86%         23.09%         20.63%         October 2, 1986
===========================================================================================================
                                   Return of Premium Death Benefit
                           (Total Separate Account Annual Expenses: 1.40%)
-----------------------------------------------------------------------------------------------------------
                                                                                         Corresponding
                                                                        10 Year or         Portfolio
Portfolio                                  1 Year        5 Year         Inception       Inception Date
-----------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation...............   11.40%        12.45%          12.68%          April 8, 1991
T. Rowe Price Equity Income.............    1.89%          N/A           19.39%         January 3, 1995
T. Rowe Price Growth Stock..............   21.59%          N/A           26.51%         January 3, 1995
T. Rowe Price International Stock (2)...    8.47%         5.46%           5.55%          April 8, 1991
Endeavor Value Equity...................    0.70%        16.57%          15.07%          May 27, 1993
Endeavor Opportunity Value..............  **1.71%**        N/A            7.03%        November 18, 1996
Endeavor Enhanced Index.................   24.29%          N/A           28.82%           May 1, 1997
Dreyfus U.S. Government Securities......    0.48%          N/A            5.08%           May 9, 1994
Dreyfus small Cap Value (3).............  **9.00%**       9.74%          10.55%           May 4, 1993
Endeavor Select 50 .....................    N/A            N/A          **1.79%**      February 2, 1998
Endeavor High Yield ....................    N/A            N/A         **10.91%**        June 2, 1998
Endeavor Janus Growth (4)...............   57.14%        23.28%          20.76%         October 2, 1986
===========================================================================================================
 + Ten Year Date
===========================================================================================================

===========================================================================================================
                                                TABLE 4
                          Adjusted Historical Average Annual Total Returns (1)
                                     (Assuming No Surrender Charge)
===========================================================================================================
                                      Annual Step-Up Death Benefit
                             (Total Separate Account Annual Expenses: 1.55%)
-----------------------------------------------------------------------------------------------------------
                                                                                         Corresponding
                                                                        10 Year or         Portfolio
Portfolio                                  1 Year        5 Year         Inception       Inception Date
-----------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation...............   16.52%        12.49%          12.56%          April 8, 1991
T. Rowe Price Equity Income.............    7.09%          N/A           19.68%         January 3, 1995
T. Rowe Price Growth Stock..............   26.64%          N/A           26.69%         January 3, 1995
T. Rowe Price International Stock (2)...   13.62%         5.59%           5.47%          April 8, 1991
Endeavor Value Equity...................    5.87%        16.55%          15.01%          May 27, 1993
Endeavor Opportunity Value..............    3.52%          N/A            8.78%        November 18, 1996
Endeavor Enhanced Index.................   29.32%          N/A           31.18%           May 1, 1997
Dreyfus U.S. Government Securities......    5.69%          N/A            5.39%           May 9, 1994
Dreyfus small Cap Value (3).............  **3.72%**       9.81%          10.56%           May 4, 1993
Endeavor Select 50 .....................    N/A            N/A            5.07%        February 2, 1998
Endeavor High Yield ....................    N/A            N/A          **3.99%**        June 2, 1998
Endeavor Janus Growth (4)...............   61.89%        23.22%          20.63%         October 2, 1986
===========================================================================================================
                                     Return of Premium Death Benefit
                             (Total Separate Account Annual Expenses: 1.40%)
-----------------------------------------------------------------------------------------------------------
                                                                                         Corresponding
                                                                        10 Year or         Portfolio
Portfolio                                  1 Year        5 Year         Inception       Inception Date
-----------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation...............   16.70%        12.66%          12.72%          April 8, 1991
T. Rowe Price Equity Income.............    7.25%          N/A           19.85%         January 3, 1995
T. Rowe Price Growth Stock..............   26.83%          N/A           26.87%         January 3, 1995
T. Rowe Price International Stock (2)...   13.79%         5.74%           5.62%          April 8, 1991
Endeavor Value Equity...................    6.06%        16.74%          15.22%          May 27, 1993
Endeavor Opportunity Value..............    3.67%          N/A            8.94%        November 18, 1996
Endeavor Enhanced Index.................   29.51%          N/A           31.36%           May 1, 1997
Dreyfus U.S. Government Securities......    5.85%          N/A            5.55%           May 9, 1994
Dreyfus small Cap Value (3).............  **3.58%**       9.97%          10.73%           May 4, 1993
Endeavor Select 50 .....................    N/A            N/A            5.21%        February 2, 1998
Endeavor High Yield ....................    N/A            N/A          **3.91%**        June 2, 1998
Endeavor Janus Growth (4)...............   62.17%        23.40%          20.76%         October 2, 1986
===========================================================================================================
+ Ten Year Date
===========================================================================================================

(1) The calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance that would have resulted if the subaccounts had actually been in existence since the Inception of the Portfolio.

(2) Effective January 1, 1995, Rowe-Price Fleming International, Inc. became the Adviser to the T. Rowe Price International Stock Portfolio. The Portfolio's name was changed from the Global Growth Portfolio and the Portfolio's shareholders approved a change in investment objective from investments in small capitalization companies on a global basis to investments in a broad range of companies on an international basis (i.e., non-U.S. companies).

(3) Effective September 16, 1996, The Dreyfus Corporation became the adviser to the Dreyfus small Cap Value Portfolio, formerly known as Quest for Value small Cap Portfolio. The portfolio was previously advised by OpCap Advisors.

(4) Effective April 30, 1999, shares of the WRL Growth Portfolio were removed and replaced with shares of the Endeavor Janus Growth Portfolio. Performance prior to May 1, 1999 reflects performance of the annuity subaccount while it was invested in the WRL Growth Portfolio.

The figures for the "five year" and "from inception" periods in the above tables reflect waiver of advisory fees and reimbursement of other expenses for all portfolios except the T. Rowe Price Equity Income Portfolio and the T. Rowe Price Growth Stock Portfolio. In the absence of such waivers, the average annual total return figures above from the five year and from inception periods would have been lower.

                          HISTORICAL PERFORMANCE DATA
                              The Target Account

The total return for each target series subaccount will also reflect the manager's fee and other operating expenses.

Target Strategies--Performance Data

Certain aspects of the investment strategies can be demonstrated using historical data.

The following table contains three columns that show the performance of:

         Column One:     the Ten Highest Dividend Yielding Stocks Strategy for
                         the DJIA;

         Column Two:     Five Lowest Priced Stocks of the Ten Highest Dividend
                         Yielding Stocks Strategies in the DJIA; and

         Column Three:   the performance of the DJIA.

The returns shown in the following table and graphs are not guarantees of future performance and should not be used as predictors of returns to be expected in connection with a target series subaccount. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Each strategy under performed its respective index in certain years. Accordingly, there can be no assurance that a target series subaccount will outperform its respective index over the life of a target series subaccount or over consecutive rollover periods, if available.

An investor in a target series subaccount would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns are based for the following reasons: the total return figures shown do not reflect brokerage commissions, target series subaccount expenses or taxes; the target series subaccounts are established at different times of the year; and the target series subaccounts may not be fully invested at all times or equally weighted in all stocks comprising a strategy. If the above-mentioned charges were reflected in the hypothetical returns, the returns would be lower than those presented here.

                          COMPARISON OF TOTAL RETURN(2)

                                                                               Index
                                    Strategy Total Returns                Total Returns
                                                   5 Lowest Priced of
                          10 Highest Dividend         the 10 Highest
Year                      Yielding Stocks(1)    Dividend Yielding Stocks(1)    DJIA
----                      -------------------   ---------------------------    ----
1974...................            **1.02**               **5.40**          **23.64**
1975...................            56.10%                  64.77%             44.46%
1976...................            35.18%                  40.96%             22.80%
1977...................           **1.95**                  5.49%           **12.91**
1978...................             0.03%                   1.23%              2.66%
1979...................            13.01%                   9.84%             10.60%
1980...................            27.90%                  41.69%             21.90%
1981...................             7.46%                   3.19%           **3.61**
1982...................            27.12%                  43.37%             26.85%
1983...................            39.07%                  36.38%             25.82%
1984...................             6.22%                  11.12%              1.29%
1985...................            29.54%                  38.34%             33.28%
1986...................            35.63%                  30.89%             27.00%
1987...................             5.59%                  10.69%              5.66%
1988...................            24.57%                  21.47%             16.03%
1989...................            26.97%                  10.55%             32.09%
1990...................           **7.82**               **15.74**           **0.73**
1991...................            34.20%                  62.03%             24.19%
1992...................             7.69%                  22.90%              7.39%
1993...................            27.08%                  34.01%             16.87%
1994...................             4.21%                   8.27%              5.03%
1995...................            36.85%                  30.50%             36.67%
1996...................            28.35%                  26.20%             28.71%
1997...................            21.68%                  19.97%             24.82%
1998...................            10.59%                  12.36%             18.03%

--------------
(1) The Ten Highest Dividend Yielding Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA for any given period were selected by ranking the dividend yields for each of the stocks in the index, as of the beginning of the period, and dividing by the stock's market value on the first trading day on the exchange where that stock principally trades in the given period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return dividends are reinvested semi-annually and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the twenty-five years listed above, the Ten Highest Dividend Yielding Stocks in the DJIA achieved an average annual total return of 18.73%, while the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA achieved an average annual total return of 21.07%. In addition, over this period, the individual strategies achieved a greater average annual total return than that of the DJIA, which was 14.48%. Although each target series subaccount seeks to achieve a better performance than the index as a whole, there can be no assurance that a target series subaccount will achieve a better performance.

The performance shown for the strategies does not guarantee future success, nor should it be used as a predictor of returns. The Dow(SM) Target 5 strategy and The Dow(SM) Target 10 strategy under-performed the DJIA in 8 and 9, respectively, of the 25 years shown. There can be no assurance that the strategies will outperform a given index over any time period, or that they will have positive results. They have the potential for loss.

The results of the strategies do not represent actual investment advice of First Trust Advisors L.P. or any actual trading using client assets. They were achieved by the retroactive application of a model designed with the benefit of hindsight and should not be considered indicative of the competence or skill of First Trust Advisors L.P. In addition, the strategy results do not reflect the impact material, economic, and market factors might have had on First Trust Advisors L.P.'s decision making, if First Trust Advisors L.P. had actually managed client money during the period indicated.

Past Performance of the DJIA



                          [INSERT "prodjia" CHART HERE]






The chart above represents past performance of the DJIA, the Ten Highest Dividend Yielding DJIA Stocks and the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks (but not The Dow(SM) Target 10 Subaccount or The Dow(SM) Target 5 Subaccount) from January 1, 1974 through December 31, 1998 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that either The Dow(SM) Target 10 Subaccount or The Dow(SM) Target 5 Subaccount will outperform the DJIA.

Investors should not rely on the preceding financial information as an indication of the past or future performance of the target series subaccounts.

Standardized Performance Data

AUSA Life may advertise historical total returns for the target series subaccounts. These figures will be calculated according to standardized methods prescribed by the SEC. They will be based on historical earnings and are not intended to indicate future performance.

The total return calculations for a target series subaccount do not reflect the effect of any premium taxes that may be applicable to a particular policy. To the extent that any or all of a premium tax is applicable to a particular policy, the total return of that policy will be reduced. For additional information regarding total returns calculated using the standard formats briefly summarized above, please refer to the Statement of Additional Information.

Non-Standardized Performance Data

AUSA Life may also advertise or disclose average annual total return or other performance data in non-standard formats for a target series subaccount. The non-standard data may assume that the policy remains in force and therefore not reflect the surrender charge. The non-standard performance data may make other assumptions such as the amount invested in a target series subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments and may also make other assumptions.

All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

                      STATEMENT OF ADDITIONAL INFORMATION

                         THE ENDEAVOR VARIABLE ANNUITY

                                Issued through

                    AUSA ENDEAVOR VARIABLE ANNUITY ACCOUNT
                                      and
                         AUSA ENDEAVOR TARGET ACCOUNT


                                  Offered by
                       AUSA LIFE INSURANCE COMPANY, INC.

                               666 Fifth Avenue
                            New York, New York 10103

This Statement of Additional information expands upon subjects discussed in the current prospectus for the Endeavor Variable Annuity offered by AUSA Life Insurance Company, Inc. ("AUSA Life"). You may obtain a copy of the prospectus dated _____________, by calling 1-800-525-6205, or by writing to the Service Office, Financial Markets Division--Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. Terms used in the current prospectus for the policy are incorporated in this Statement of Additional Information.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectuses for the policy and the target account, and the Endeavor Series Trust.



Dated: ___________________

                               TABLE OF CONTENTS

GLOSSARY OF TERMS...........................................................
THE POLICY--GENERAL PROVISIONS..............................................
  Owner.....................................................................
  Entire Policy.............................................................
  Misstatement of Age or Sex................................................
  Addition, Deletion, Substitution of Investments...........................
  Reallocation of Policy Values After the Annuity Commencement Date.........
  Annuity Payment Options...................................................
  Death Benefit.............................................................
  Death of Owner............................................................
  Assignment................................................................
  Evidence of Survival......................................................
  Non-Participating.........................................................
  Amendments................................................................
  Employee and Agent Purchases..............................................
CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................................
  Tax Status of the Policy..................................................
  Taxation of AUSA Life.....................................................
INVESTMENT EXPERIENCE.......................................................
  Accumulation Units........................................................
  Annuity Unit Value and Annuity Payment Rates..............................
HISTORICAL PERFORMANCE DATA.................................................
  Money Market Yields.......................................................
  Other Subaccount Yields...................................................
  Total Returns.............................................................
  Other Performance Data....................................................
  Adjusted Historical Performance Data - The Mutual Fund Account............
THE TARGET ACCOUNT..........................................................
  What is the Investment Strategy?..........................................
  Determination of Unit Value; Valuation of Securities......................
  The Board of Managers.....................................................
  The Investment Advisory Services..........................................
  The Manager...............................................................
  Operating Expenses........................................................
  Transfer Agent and Custodian..............................................
  Brokerage Allocation......................................................
  Investment Restrictions...................................................
  Fundamental Policies......................................................
  Operating Policies........................................................
  Options and Futures Strategies............................................
  Securities Lending........................................................
  Tax Limitation............................................................
PUBLISHED RATINGS...........................................................
STATE REGULATION OF AUSA LIFE...............................................
RECORDS AND REPORTS.........................................................
DISTRIBUTION OF THE POLICIES................................................
VOTING RIGHTS...............................................................
  The Mutual Fund Account...................................................
  The Target Account........................................................
OTHER PRODUCTS..............................................................
CUSTODY OF ASSETS...........................................................
LEGAL MATTERS...............................................................
INDEPENDENT AUDITORS........................................................
OTHER INFORMATION...........................................................
FINANCIAL STATEMENTS........................................................

                               GLOSSARY OF TERMS

Accumulation Unit--An accounting unit of measure used in calculating the policy value in the mutual fund account and target account before the annuity commencement date.

Annual Stock Selection Date--The last business day of a specified 12-month period.

Annuitant--The person entitled to receive annuity payments after the annuity commencement date and during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. This date may be any date at least thirty days after the policy date and may not be later than the last day of the policy month starting after the annuitant attains age 85, except as expressly allowed by AUSA Life. In no event will this date be later than the last day of the policy month following annuitant's 90th birthday.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each additional variable annuity payment.

Application--A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Beneficiary--The person who has the right to the death benefit set forth in the policy.

Business Day--A day when the New York Stock Exchange is open for business.

Cash Value--The policy value less the surrender charge, if any.

Code--The Internal Revenue Code of 1986, as amended.

DJIA--The Dow Jones Industrial Average(SM). Thirty stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry.

Due Proof of Death--A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to AUSA Life will constitute due proof of death.

Excess Premium Withdrawals--The amount of a premium payment withdrawal which is more than the amount that may be taken free from surrender charge.

Fixed Account--A part of the general account of AUSA Life. General account assets consist of all of the assets of AUSA Life that are not in separate accounts.

Guaranteed Period Option--The one year guaranteed interest rate period which will be offered by AUSA Life into which premiums may be paid or amounts transferred.

Initial Stock Selection Date--The date is June 30, 1999 for the July Series. The date is December 31, 1999 for the January Series.

Nonqualified Policy--A policy other than a qualified policy.

Mutual Fund Account--A separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended, to which premium payments under the policies may be allocated and which invests in the WRL Janus Growth Portfolio of the WRL Series Fund, Inc. and designated portfolios of the Endeavor Series Trust and such other mutual funds as AUSA Life may determine from time to time.

Mutual Fund Subaccount--A subdivision within the mutual fund account the assets of which are invested in a specified portfolio of the underlying funds.

Owner or Owners--The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the application.

Policy Year--A policy year begins on the date of issue and on each policy anniversary.

Policy Value--The value in the policy that may be used to purchase a stream of annuity payments. On or before the annuity commencement date, this is an amount equal to (a) the premiums paid; minus (b) partial withdrawals taken; plus (c) interest credited in the fixed account; plus (d) accumulated gains or losses in the mutual fund account; minus (e) any applicable service charges, premium taxes, and transfer fees. The policy form refers to this as "annuity purchase value."

Premium Payment--An amount paid to AUSA Life by the owner or on the owner's behalf as consideration for the benefits provided by the policy.

Qualified Policy--A policy issued in connection with retirement plans that qualify for special federal income tax treatment.

Service Charge--An annual charge on each policy anniversary for policy maintenance and related administrative expenses. This annual charge is the lesser of 2% of the policy value or $35.

Service Office--Financial Markets Division--Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Successor Owner--A person appointed by the owner to succeed to ownership of the policy in the event of the death of the owner who is not the annuitant before the annuity commencement date.

Surrender Charge--A percentage of each excess premium withdrawal, which is deducted by AUSA Life upon surrender or partial withdrawal from the policy. The surrender charge percentage ranges from 7% to 0% depending upon the length of time from the date of each premium payment to the date of withdrawal.

Target Account--A separate account established and registered as a management investment company under the 1940 Act to which premium payments under the policies may be allocated.

Target Series Subaccount--A subdivision within the target account, the assets of which are invested in common stocks selected according to a specified investment strategy.

Valuation Period--The period of time from one determination of accumulation unit and annuity unit values to the next subsequent determination of values. Such determination shall be made on each business day.

Variable Annuity Payments--Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice or Written Request--Written notice, signed by the owner, that gives AUSA Life the information it requires and is received at the service office. For some transactions, AUSA Life may accept an electronic notice. Such electronic notice must meet the requirements AUSA Life establishes for such notices. Telephone instructions are not permitted.

In order to supplement the description in the prospectus, the following provides additional information about AUSA Life and the policy, which may be of interest to a prospective purchaser. Words printed in italics in this Statement of Additional Information are defined in the Glossary of Terms, found on page 3.

                        THE POLICY--GENERAL PROVISIONS

Owner

The policy shall belong to the owner upon issuance of the policy after completion of an application and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the policy; (2) surrender the policy; (3) amend or modify the policy with AUSA Life's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary.

A successor owner can be named in the application or in a written notice. The successor owner will become the new owner upon the owner's death, if the owner predeceases the annuitant. If no successor owner survives the owner and the owner predeceases the annuitant, the owner's estate will become the owner.

Note carefully. If the owner does not name a contingent owner, the owner's estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless AUSA Life has received written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no contingent owner is named in a written notice received by AUSA Life.

The owner may change the ownership of the policy in a written notice. When this change takes effect, all rights of ownership in the policy will pass to the new owner. A change of ownership may have adverse tax consequences.

When there is a change of owner or successor owner, the change will take effect as of the date the owner signs the written notice, subject to any payment AUSA Life has made or action AUSA Life has taken before recording the change. Changing the owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

If ownership is transferred (except to the owner's spouse) because the owner dies before the annuitant, the cash value generally must be distributed to the successor owner within five years of the owner's death, or payments must be made for a period certain or for the successor owner's lifetime so long as any period certain does not exceed that successor owner's life expectancy, if the first payment begins within one year of the owner's death.

Entire Policy

The policy, any endorsements thereon, and the application constitute the entire contract between AUSA Life and the owner. All statements in the application are representations and not warranties. No statement will cause the policy to be void or to be used in defense of a claim unless contained in the application.

Misstatement of Age or Sex

If the age or sex of the annuitant has been misstated, AUSA Life will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by AUSA Life shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by AUSA Life due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant may be established at any time by the submission of proof satisfactory to AUSA Life.

Addition, Deletion, or Substitution of Investments

AUSA Life cannot and does not guarantee that any of the mutual fund subaccounts or target series subaccounts will always be available for premium payments, allocations, or transfers. AUSA Life retains the right, subject to any applicable law, to make certain changes in the mutual fund account and its investments. AUSA Life reserves the right to eliminate the shares of any portfolio held by a mutual fund subaccount and to substitute shares of another portfolio of the underlying funds, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in AUSA Life's judgment, investment in any portfolio would be inappropriate in view of the purposes of the mutual fund account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a mutual fund subaccount will not be made without prior notice to you and the prior approval of the SEC. AUSA Life retains the right, subject to any applicable law, to make certain changes in the target account and its investments. AUSA Life reserves the right to eliminate a target series subaccount if, in AUSA Life's judgment, investment in any target series subaccount would be inappropriate in view of the purposes of the policy or for any other reason. Nothing contained herein shall prevent the mutual fund account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable annuity policies on the basis of your requests.

New subaccounts may be established when, in the sole discretion of AUSA Life, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by AUSA Life. Each additional subaccount will purchase shares in a mutual fund portfolio, other investment vehicle, or, in the case of the target account, in shares of common stock. AUSA Life may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, AUSA Life will notify you and request a reallocation of the amounts invested in the eliminated subaccount. If no such reallocation is provided by you, AUSA Life will reinvest the amounts in the subaccount that invests in the Endeavor Money Market Portfolio (or in a similar portfolio of money market instruments), in another subaccount, or in the fixed account, if appropriate.

In the event of any such substitution or change, AUSA Life may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the mutual fund account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other mutual fund accounts, and the target account may be (i) operated in any form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other mutual fund accounts. To the extent permitted by applicable law, AUSA Life also may transfer the assets of the mutual fund account or target account associated with the policies to another account or accounts.

Reallocation of Annuity Units After the Annuity Commencement Date

After the annuity commencement date, the owner may reallocate the value of a designated number of annuity units of a mutual fund subaccount or of a target series subaccount then credited to a policy into an equal value of annuity units of one or more other mutual fund subaccounts or target series subaccounts. The reallocation shall be based on the relative value of the annuity units of the subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in a subaccount after a reallocation is less than $10, AUSA Life reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to AUSA Life's service office. There is no charge assessed in connection with such reallocation. AUSA Life reserves the right to limit the number of times a reallocation of annuity units may be made in any given policy ear.

Annuity Payment Options

During the lifetime of the annuitant and prior to the annuity commencement date, the owner may choose an annuity payment option or change the election, but written notice of any election or change of election must be received by AUSA Life at its service office at least thirty (30) days prior to the annuity commencement date. If no election is made prior to the annuity commencement date, annuity payments will be made under
(i) Payment Option 3, life income with level payments for 10 years certain, using the existing policy value of the fixed account, or (ii) under Payment Option 3, life income with variable payments for 10 years certain using the existing policy value of the mutual fund account, or (iii) in a combination of
(i) and (ii).

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid amount AUSA Life has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells AUSA Life in writing and AUSA Life agrees.

Variable Payment Options. The dollar amount of the first variable annuity payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The tables are based on a 5% effective annual Assumed Investment Return and the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection Scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the mutual fund account selected by the annuitant or beneficiary.

Determination of the First Variable Payment. The amount of the first variable payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, on the annuity commencement date, adjusted as follows:

        Annuity Commencement Date               Adjusted Age
        -------------------------               ------------
        Before 2001                             Actual Age
        2001-2010                               Actual Age minus 1
        2011-2020                               Actual Age minus 2
        2021-2030                               Actual Age minus 3
        2031-2040                               Actual Age minus 4
        After 2040                              As determined by AUSA Life

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. All variable annuity payments other than the first are calculated using annuity units and are credited to the policy. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the policy then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant, and is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the policy by the annuity unit value for the particular subaccount on the date the payment is made.

Death Benefit

Partial Withdrawal. The amount of your guaranteed minimum death benefit is reduced due to a partial withdrawal. The reduction amount depends on the relationship between your guaranteed minimum death benefit and policy value. The partial withdrawal in the guaranteed minimum death benefit is the sum of (1) and
(2), where:

     (1)  The surrender-charge-free withdrawal amount taken; and

     (2) The amount that an excess partial withdrawal (the portion of a withdrawal that can be subject to a surrender charge) reduces the policy value times [(a) divided by (b)] where:

          (a) is the amount of the death benefit prior to the excess partial withdrawal; and

          (b)  is the policy value prior to the excess partial withdrawal.

The following examples describe the effect of a withdrawal on the guaranteed minimum death benefit and policy value.

-------------------------------------------------------------------------------------
                                       Example 1
                              (Assumed Facts for Example)
-------------------------------------------------------------------------------------
$75,000    current Guaranteed Minimum Death Benefit (GMDB) before withdrawal
-------------------------------------------------------------------------------------
$50,000    current policy value before withdrawal
-------------------------------------------------------------------------------------
$75,000    current death benefit (larger of policy value and GMDB)
-------------------------------------------------------------------------------------
6%         current surrender charge percentage
-------------------------------------------------------------------------------------
$15,000    requested withdrawal
-------------------------------------------------------------------------------------
$ 5,000    surrender charge-free amount (assumes 10% free percentage is available)
-------------------------------------------------------------------------------------
$10,000    excess partial withdrawal -EPW  (amount subject to surrender charge)
-------------------------------------------------------------------------------------
$   600    surrender charge on (EPW)= 0.06 * 10,000
-------------------------------------------------------------------------------------
$10,600    reduction in policy value due to excess partial withdrawal = 10,000 + 600
-------------------------------------------------------------------------------------
$20,000    partial withdrawal = $5,000+ $10,000 * (75,000/50,000)
-------------------------------------------------------------------------------------
$55,000    New GMDB  (after withdrawal) = 75,000- 20,000
-------------------------------------------------------------------------------------
$34,400    New policy value (after withdrawal)=50,000 - 5,000 - 10,600
-------------------------------------------------------------------------------------

Summary:
Reduction in guaranteed minimum death benefit     =  $20,000
Reduction in policy value                         =  $15,600

Note, the guaranteed minimum death benefit is reduced more than the policy value since the guaranteed minimum death benefit was greater than the policy value just prior to the withdrawal.

-----------------------------------------------------------------------------------
                                       Example 2
                              (Assumed Facts for Example)
-----------------------------------------------------------------------------------
$50,000    current Guaranteed Minimum Death Benefit (GMDB) before withdrawal
-----------------------------------------------------------------------------------
$75,000    current policy value before withdrawal
-----------------------------------------------------------------------------------
$75,000    current death benefit (larger of policy value and GMDB)
-----------------------------------------------------------------------------------
6%         current surrender charge percentage
-----------------------------------------------------------------------------------
$15,000    requested withdrawal
-----------------------------------------------------------------------------------
$ 7,500    surrender charge-free amount (assumes 10% free percentage is available)
-----------------------------------------------------------------------------------
$ 7,500    excess partial withdrawal -EPW  (amount subject to surrender charge)
-----------------------------------------------------------------------------------
$   450    surrender charge on (EPW)= 0.06 * 7,500
-----------------------------------------------------------------------------------
$ 7,950    reduction in policy value due to EPW= 7,500 + 450
-----------------------------------------------------------------------------------
$15,450    partial withdrawal = $7,500+ $7,950 * (75,000/75,000)
-----------------------------------------------------------------------------------
$34,550    New GMDB  (after withdrawal) = 50,000- 15,450
-----------------------------------------------------------------------------------
$59,550    New policy value (after withdrawal)= 75,000 - 7,500 - 7,950
-----------------------------------------------------------------------------------

Summary:
Reduction in the guaranteed minimum death benefit         =  $15,450
Reduction in policy value                                 =  $15,450

Note, the guaranteed minimum death benefit and policy value are reduced by the same amount since the policy value was higher than the guaranteed minimum death benefit just prior to the withdrawal.

Due proof of death of the annuitant is proof that the annuitant who is the owner died prior to the commencement of annuity payments. Upon receipt of this proof and an election of a method of settlement and return of the policy, the death benefit generally will be paid within seven days, or as soon thereafter as AUSA Life has sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

If the annuitant was the owner, and the beneficiary was not the annuitant's spouse, the death benefit must (1) be distributed within five years of the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the beneficiary's life expectancy). Death Proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the deceased owner's death. If the sole beneficiary is the deceased owner's surviving spouse, such spouse may elect to continue the policy as the new annuitant and owner instead of receiving the death benefit.

If the annuitant is not the owner, and the owner dies prior to the annuity commencement date, a successor owner may surrender the policy at any time for the amount of the policy value. If the successor owner is not the deceased owner's spouse, however, the policy value must be distributed: (1) within five years after the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the successor owner's lifetime or for a period certain (so long as any period certain does not exceed the successor owner's life expectancy).

Beneficiary. The beneficiary designation in the application will remain in effect until changed. The owner may change the designated beneficiary by sending written notice to AUSA Life. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by AUSA Life. AUSA Life will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally.

Death of Owner

Federal tax law requires that if any owner (including any joint owner or any successor owner who has become a current owner) dies before the annuity commencement date, then the entire value of the policy must generally be distributed within five years of the date of death of such owner. Certain rules apply where 1) the spouse of the deceased owner is the sole beneficiary, 2) the owner is not a natural person and the primary annuitant dies or is changed, or
3) any owner dies after the annuity commencement date. See "Certain Federal Income Tax Consequences" for a detailed description of these rules. Other rules may apply to qualified policies.

Assignment

During the lifetime of the annuitant the owner may assign any rights or benefits provided by the policy. An assignment will not be binding on AUSA Life until a copy has been filed at its service office. The rights and benefits of the owner and beneficiary are subject to the rights of the assignee. AUSA Life assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

Unless the owner so directs by filing written notice with AUSA Life, no beneficiary may assign any payments under the policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any beneficiary's creditors.

Ownership of qualified policies is restricted to comply with the Code.

Evidence of Survival

AUSA Life reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until AUSA Life receives such evidence.

Non-Participating

The policy will not share in AUSA Life's surplus earnings; no dividends will be paid.

Amendments

No change in the policy is valid unless made in writing by AUSA Life and approved by one of AUSA Life's officers. No registered representative has authority to change or waive any provision of the policy.

AUSA Life reserves the right to amend the policies to meet the requirements of the Code, regulations or published rulings. An owner can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

Employee and Agent Purchases

The policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the policy or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of AUSA Life or its affiliated companies or their spouse or minor children. In such a case, AUSA Life may credit an amount equal to a percentage of each premium payment to the policy due to lower acquisition costs AUSA Life experiences on those purchases. The credit will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. AUSA Life may offer certain employer sponsored savings plans, in its discretion, reduced fees and charges including, but not limited to, the surrender charges, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which AUSA Life is not presently aware which could result in reduced sales or distribution expenses. Credits to the policy or reductions in these fees and charges will not be unfairly discriminatory against any owner.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Policy, based on the Internal Revenue Code of 1986, as amended, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Policy

The following discussion is based on the assumption that the policy qualifies as an annuity contract for federal income tax purposes.

Distribution Requirements. The Code also requires that nonqualified policies contain specific provisions for distribution of policy proceeds upon the death of the owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity commencement date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the annuity commencement date, the entire interest in the policy must generally be distributed within 5 years after such owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the "designated beneficiary" as defined in Section 72(s) of the Code. However, if upon such owner's death prior to the annuity commencement date, such owner's surviving spouse becomes the sole new owner under the policy, then the policy may be continued with the surviving spouse as the new owner. Under the policy, the beneficiary is the designated beneficiary of an owner/annuitant and the successor owner is the designated beneficiary of an owner who is not the annuitant. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner, and any death or change of such primary annuitant shall be treated as the death of an owner. The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

Withholding. The portion of any distribution under a policy that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. For certain qualified policies, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified policies, "eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Qualified Policies. The qualified policy is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into our policy administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the policies comply with applicable law.

For qualified plans under section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age 70 1/2. Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules.

AUSA Life makes no attempt to provide more than general information about use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a policy must contain certain provisions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) the total premium payments for any calendar year may not exceed $2,000, except in the case of a rollover amount or contribution under Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; and (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value. Policies intended to qualify as a traditional individual retirement annuities under
Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

Section 408 of the Code also indicates that no part of the funds for a traditional individual retirement account or annuity should be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract. The policy provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the policy under Section 408 of the Code. The Internal Revenue Service has not reviewed the policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the policy, comports with IRA qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made from assets which have been held in the account for 5 tax years and are made after attaining age 59 1/2, to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000) or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are the same.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the policy in connection with such plans should consult their tax adviser. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in an pension or profit sharing plan. Because the death benefit may exceed this limitation, employers using the policy in connection with such plans should consult their tax adviser.

Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The policies can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-government Section 457 plans all such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the policy value as of the close of the taxable year and all previous distributions under the policy over (ii) the sum of the premium payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the policy. Notwithstanding the preceding sentences in this paragraph, Section 72(u) of the Code does not apply to (i) a policy the nominal owner of which is not a natural person but the beneficial owner of which is a natural person, (ii) a policy acquired by the estate of a decedent by reason of such decedent's death, (iii) a qualified policy (other than one qualified under Section 457) or (iv) a single-payment annuity the annuity commencement date for which is no later than one year from the date of the single premium payment; instead, such policies are taxed as described above under the heading "Taxation of Annuities."

Taxation of AUSA Life

AUSA Life at present is taxed as a life insurance company under part I of Subchapter L of the Code. The mutual fund account and the target account are treated as part of AUSA Life and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. AUSA Life does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the mutual fund account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the mutual fund account for federal income taxes. If, in future years, any federal income taxes are incurred by AUSA Life with respect to the mutual fund account or the target account, AUSA Life may make a charge to that account.

                              INVESTMENT EXPERIENCE

An "investment experience factor" is used to determine the value of accumulation units and annuity units, and to determine Annuity Payment rates.

Accumulation Units

Allocations of a premium payment directed to a mutual fund subaccount or target series subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the mutual fund subaccount or target series subaccount by the accumulation unit value of the mutual fund subaccount or target series subaccount as of the end of the valuation period during which the allocation is made. For each mutual fund subaccount or target series subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the underlying funds less any applicable charges or fees.

Upon allocation to the selected mutual fund subaccount or target series subaccount, premium payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the premium payment is received at the service office or, in the case of the initial premium payment, when the application is completed, whichever is later. The value of an accumulation unit was arbitrarily established at $1 (except the target series subaccounts, which were established at $10) at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for business.

For the mutual fund account, an index (the "investment experience factor") which measures the investment performance of a subaccount during a valuation period is used to determine the value of an accumulation unit for the next subsequent valuation period. The investment experience factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same from one valuation period to the next. The owner bears this investment risk. The Net Investment Performance of a subaccount and deduction of certain charges affects the accumulation unit value.

The investment experience factor for any mutual fund subaccount or target series subaccount for any valuation period is determined by dividing (a) by (b), and subtracting (c) from the result, where:

     (a)  is the net result of:

          (1) the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus

          (2) The per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus

          (3) a per share credit or charge for any taxes determined by AUSA Life to have resulted from the investment operations of the subaccount and for which it has created a reserve;

     (b) is the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period; and

     (c) is the charge for mortality and expense risk during the valuation period equal on an annual basis to X percent of the daily net asset value of the subaccount, where "X" depends on the Death Benefit Option and policy year, plus the .15% annual administrative charge.

              Illustration of Accumulation Unit Value Calculations

    Formula and Illustration for Determining the Investment Experience Factor
         (Assumes the Return of Premium Death Benefit is still in effect and that the policy is within the first seven policy years.)

Investment Experience Factor = (A + B - C) - E
                               -----------
                                    D

Where:  A =    The net asset value of an underlying fund share as of the end of the current valuation period.
               Assume................................................A = $11.57

        B = The per share amount of any dividend or capital gains distribution since the end of the immediately preceding valuation period.
               Assume.....................................................B = 0

        C = The per share charge or credit for any taxes reserved for at the end of the current valuation period.
               Assume.....................................................C = 0

        D = The net asset value of an underlying fund share at the end of the immediately preceding valuation period.
               Assume................................................D = $11.40

        E = The daily deduction for mortality and expense risk fees and administrative charges, which totals 1.40% on an annual basis. On a daily basis = .0000380909


Then, the investment experience factor = (11.57 + 0 - 0) - .0000380909 = Z = 1.0148741898
                                         ---------------
                                             11.40

        Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B

Where: A =  The accumulation unit value for the immediately preceding valuation period.
            Assume....................................................... = $ X

       B =  The net investment factor for the current valuation period.
            Assume......................................................... = Y

Then, the Accumulation Unit Value = $ X * Y = $ Z

Annuity Unit Value And Annuity Payment Rates

For both the mutual fund account and the target account, the amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the Assumed Investment Return of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the Assumed Investment Return. The value of a variable annuity unit in each subaccount was established at $1.00 on the date operations began for that subaccount. For the mutual fund account, the value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

     (a) is the variable annuity unit value on the immediately preceding business day;

     (b)  is the net investment factor of the valuation period; and

     (c)  is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual Assumed Investment Return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

For the target account, at the end of each valuation period, the annuity unit value is established by multiplying the value of an annuity unit determined at the end of the immediately preceding valuation period by a net investment factor for the current valuation period, and then multiplying that product by an investment result adjustment factor for the purpose of offsetting the effect of an assumed investment return of 5.0% per annum which is assumed in the annuity conversion rates for the contracts. The net investment factor for the target series subaccounts is very similar to the net investment factor for the mutual fund account, except that it is based upon the value of the assets in the subaccount, instead of the net asset value for a mutual fund share. The net investment factor includes a charge for mortality and expense risks, that is, the mortality and expense risk fee, and administrative charge.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the Annuity Option elected and the sex and adjusted age of the annuitant at the annuity commencement date. The policy also contains a table for determining the adjusted age of the annuitant.

               Illustration of Calculations for Annuity Unit Value
                          and Variable Annuity Payments

           Formula and Illustration for Determining Annuity Unit Value

Annuity unit value = A * B * C

Where:  A =  Annuity unit value for the immediately preceding valuation period.
             Assume...................................................... = $ X

        B = Investment Experience Factor for the valuation period for which the annuity unit value is being calculated.
             Assume.......................................................  = Y

        C = A factor to neutralize the Assumed Investment Return of 5% built into the Annuity Tables used.
             Assume.......................................................  = Z


Then, the annuity unit value is:
             $ X * Y * Z = $ Q

               Formula and Illustration for Determining Amount of
                     First Monthly Variable Annuity Payment

First monthly variable annuity payment = A * B
                                         -----
                                           $1,000

Where:  A =  The policy value as of the annuity commencement date.
             Assume.......................................................= $ X

        B = The Annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the policy.
             Assume...................................................... = $ Y

Then, the first monthly variable annuity payment = $ X * $ Y = $ Z
                                                   ---------
                                                     1,000

      Formula and Illustration for Determining the Number of Annuity Units
              Represented by Each Monthly Variable Annuity Payment

Number of annuity units = A
                          -
                           B

Where:  A =  The dollar amount of the first monthly variable annuity payment.
             Assume...................................................... = $ X

        B = The annuity unit value for the valuation date on which the first monthly payment is due.
             Assume.....................................................  = $ Y

Then, the number of annuity units = $ X = Z
                                    ---
                                      $ Y

                           HISTORICAL PERFORMANCE DATA

Money Market Yields

AUSA Life may from time to time disclose the current annualized yield of the Endeavor Money Market Subaccount, which invests in the Endeavor Money Market Portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Endeavor Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account; having a balance of 1 unit of the Endeavor Money Market Subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges; and (ii) the Mortality and Expense Risk Charge. Current Yield will be calculated according to the following formula:

                    Current Yield = ((NCS - ES)/UV) * (365/7)

Where:
NCS    =     The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES     =     Per unit expenses of the subaccount for the 7-day period.

UV     =     The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a policy, the yield for the Endeavor Money Market Subaccount will be lower than the yield for the Endeavor Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes or surrender charges that may be applicable to a particular policy. Surrender charges range from 7% to 0% of the amount of premium withdrawn based on the policy year since payment of the premium.

AUSA Life may also disclose the effective yield of the Endeavor Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

                Effective Yield = (1 + ((NCS - ES)/UV))365/7 - 1

Where:
NCS    =     The net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES     =     Per unit expenses of the subaccount for the 7-day period.

UV     =     The unit value on the first day of the 7-day period.

The yield on amounts held in the Endeavor Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Endeavor Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Endeavor Money Market Portfolio, the types and quality of portfolio securities held by the Endeavor Money Market Portfolio and its operating expenses. For the seven days ended December 31, 1998, the yield of the Endeavor Money Market Subaccount was 3.066%, and the effective yield was 3.113% for the Annual Step-Up Death Benefit. For the seven days ended December 31, 1998, the yield of the Endeavor Money Market Subaccount was 3.219%, and the effective yield was 3.271% for the Return of Premium Death Benefit.

Other Subaccount Yields

AUSA Life may from time to time advertise or disclose the current annualized yield of one or more of the mutual fund subaccounts and the target series subaccounts (except the Endeavor Money Market Subaccount) for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by:
(i) dividing the net investment income of the subaccount less subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, (iii) compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the subaccount include (i) the administrative charge and (ii) the Mortality and Expense Risk Charge. The 30-day yield is calculated according to the following formula:

                  Yield = 2 * ((((NI - ES)/(U  UV))+ 1)6 - 1)

Where:
NI   =   Net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.

ES   =   Expenses of the subaccount for the 30-day period.

U    =   The average number of units outstanding.

UV   =   The unit value at the close (highest) of the last day in the 30-day period.

Because of the charges and deductions imposed by the mutual fund account, the yield for a mutual fund subaccount will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular policy. Surrender charges range from 7% to 0% of the amount of the excess premium withdrawal based on the number of years since payment of the premium.

The yield on amounts held in the mutual fund subaccounts and the target series subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The types and quality of its investments and its operating expenses affect a subaccount's actual yield.

Total Returns

AUSA Life may from time to time also advertise or disclose total returns for one or more of the mutual fund subaccounts or the target series subaccounts for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values, which AUSA Life calculates on each business day, based on the performance of the mutual fund account's underlying portfolio, and the target series subaccount's common shares, and the deductions for the mortality and expense risk fee and the administrative charges. The total return for each target series subaccount will also reflect the manager's fee and other operating expenses. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                                 P(1 + T)N = ERV

Where:
T   = The average annual total return net of subaccount recurring charges.

ERV = The ending redeemable value of the hypothetical account at the end of the period.

P   = A hypothetical initial payment of $1,000.

N   = The number of years in the period.

Other Performance Data

AUSA Life may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except assuming that the surrender charge percentage will be 0%.

AUSA Life may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the surrender charge percentage will be 0%.

                                CTR = (ERV/P) - 1

Where:
CTR = The cumulative total return net of subaccount recurring charges for the period.

ERV = The ending redeemable value of the hypothetical investment at the end of the period.

P   = A hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.

Adjusted Historical Performance Data--The Mutual Fund Account

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular mutual fund subaccount commenced operations. Such performance information for the mutual fund subaccounts will be calculated based on the performance of the various portfolios and the assumption that the mutual fund subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of policy charges that are currently in effect.

                               THE TARGET ACCOUNT

What is the Investment Strategy?

The objective of each of the target series subaccounts is to provide an above-average total return through a combination of dividend income and capital appreciation. While the objectives of the target series subaccounts are the same, each target series subaccount follows a different investment strategy (set forth below) in order to achieve its stated objective.

Each target series subaccount will initially invest in equal amounts in the common stock described below for each target series subaccount (the common shares) determined as of a specified business day (initial stock selection date). The DowSM Target 10 Subaccount will invest in the common stock of the ten companies in the DJIA that have the highest dividend yield. The DowSM Target 5 Subaccount will invest in the common stock of the five companies with the lowest per share stock price of the ten companies in The DowSM Target 10 Subaccount. These stocks will be held for approximately one year.

At the initial stock selection date, a percentage relationship among the number of common shares in a target series subaccount will be established. When additional funds are deposited into the target series subaccount, additional common shares will be purchased in such numbers reflecting as nearly as practicable the percentage relationship of the number of common shares established at the initial purchase. Sales of common shares by the target series subaccount will likewise attempt to replicate the percentage relationship of common shares. The percentage relationship among the number of common shares in the target series subaccount should therefore remain stable. However, given the fact that the market price of such common shares will vary throughout the year, the value of the common shares of each of the companies as compared to the total assets of the target series subaccount will fluctuate during the year, above and below the proportion established on a stock selection date. On the last business day of the 12-month period following the preceding stock selection date (annual stock selection date), a new percentage relationship will be established among the number of common shares described above for each target series subaccount on such date. Common shares may be sold or new equity securities bought so that the target series subaccount is equally invested in the common stock of each company meeting the target series subaccount's investment criteria. Thus the target series subaccount may or may not hold equity securities of the same companies as the previous year. Any purchase or sale of additional common shares during the year will duplicate, as nearly as practicable, the percentage relationship among the number of common shares as of the annual stock selection date since the relationship among the value of the common shares on the date of any subsequent transactions may be different than the original relationship among their value.

The yield for each equity security listed on the DJIA is calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of such equity security as of the close of business on the stock selection date.

The publishers of the DJIA are not affiliated with AUSA Life, Endeavor Management Co., or First Trust Advisers L.P. and have not participated in the creation of the target series subaccounts or the selection of the equity securities included therein. Any changes in the components of any of the respective indices made after a stock selection date will not cause a change in the identity of the common shares included in a target series subaccount, including any additional common shares purchased thereafter, until the next annual stock selection date.

Investors should note that the above criteria were applied and will in the future be applied to the common shares selected for inclusion in the target series subaccounts as of the respective stock selection date. Additional common shares, which were originally selected through this process, may be purchased throughout the year, as investors may continue to invest in the target series subaccounts, even though the yields on these common shares may have changed subsequent to the previous stock selection date. These common shares may no longer be included in the index, or may not meet a target series subaccount's selection criteria at that time, and therefore, such common shares would no longer be chosen for inclusion in the target series subaccounts if the selection process were to be performed again at that time. The equity securities selected as common shares and the percentage relationship among the number of shares will not change for purchase or sales by a target series subaccount until the next annual stock selection date.

Determination of Unit Value; Valuation of Securities

AUSA Life determines the unit value of each target series subaccount each business day. This daily determination of unit value is made by dividing the total assets of a target series subaccount, less all of its liabilities, by the total number of units outstanding at the time the determination is made. This is made as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m. New York time, unless the Exchange closes earlier. Purchases and redemptions will be effected at the time of determination of unit value next following the receipt of any purchase or redemption order deemed to be in good order.

Equity securities are valued at the last sale price on the exchange on which they are primarily traded or at the ask price on the NASDAQ system for unlisted national market issues, or at the last quoted bid price for securities in which there were no sales during the day or for unlisted securities not reported on the NASDAQ system. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates fair value as determined by the Board of Managers. Futures and option contracts that are traded on commodities or securities exchanges are normally valued at the settlement price on the exchange on which they are traded. Securities (other than short-term obligations) for which there are no such quotations or valuations are valued at fair value as determined in good faith by or at the direction of the Board of Managers of the target series subaccounts.

The Board of Managers

The members of the Board of Managers of the target account, and their principal occupations during the past five years are set forth below. Their titles may have varied during that period. Unless otherwise indicated, the address of each member is 2101 East Coast Highway, Suite 300, Corona del Mar, California 92625.

       Name, Age and Address            Held With Registrant                    During Past 5 Years
       ---------------------            --------------------                    -------------------
 *Vincent J. McGuinness,           President, Chief Financial     From February, 1997 to December 1997, Executive
   Jr. (34)                        Officer (Treasurer),           Vice-President, Chief of Operations, since March
                                   and Manager                    1997, Director, since December, 1997, Chief
                                                                  Operating Officer and since June, 1998, Chief
                                                                  Financial Officer of Endeavor Group; from
                                                                  September, 1996 to June, 1997, and since June
                                                                  1998, Chief Financial Officer, since May, 1996,
                                                                  Director, and from June, 1997 to October, 1998,
                                                                  Executive Vice President -- Administration and
                                                                  since October 1998, President of Endeavor
                                                                  Management Co.; since August, 1996, Chief
                                                                  Financial Officer of VJM Corporation; from May,
                                                                  1996 to January 1997, Executive Vice President and
                                                                  Director of Sales, Western Division of Endeavor
                                                                  Group; since May, 1996, Chief Financial Officer of
                                                                  McGuinness & Associates; from July, 1993 to
                                                                  August, 1995 Rocky Mountain Regional Marketing
                                                                  Director for Endeavor Group; President, Chief
                                                                  Financial Officer, and Trustee of Endeavor Series
                                                                  Trust.

*Vincent J. McGuinness (64)        Manager                        Chairman, Chief Executive Officer and Director
                                                                  of McGuinness & Associates, Endeavor Group, VJM
                                                                  Corporation (oil and gas), until July, 1996
                                                                  McGuinness Group (insurance marketing) and
                                                                  until January, 1994 Swift Energy Marketing
                                                                  Company and since September, 1988 Endeavor
                                                                  Management Co.; President of VJM Corporation
                                                                  and until October, 1998, Endeavor Management
                                                                  Co. and, since February, 1996, McGuinness &
                                                                  Associates; Trustee, Endeavor Series Trust.

Timothy A. Devine (64)             Manager                        Vice President, Plant Control, Inc. (landscape
1424 Dolphin Terrace                                              contracting and maintenance); Trustee, Endeavor
Corona del Mar, California                                        Series Trust.
92625

Thomas J. Hawekotte (64)           Manager                        President, Thomas Hawekotte, P.C. (law
6007 North Sheridan Road                                          practice); Trustee, Endeavor Series Trust.
Chicago, Illinois 60660


      Name, Age and Address             Held With Registrant                    During Past 5 Years
      ----------------------            ---------------------                   -------------------
Steven L. Klosterman (47)          Manager                        Since July, 1995, President of Klosterman
5973 Avenida Encinas, #300                                        Capital Corporation (investment adviser);
Carlsbad, California 92008                                        Investment Counselor, Robert J. Metcalf &
                                                                  Associates, Inc. (investment adviser) from
                                                                  August, 1990 to June, 1995; Trustee, Endeavor
                                                                  Series Trust.

Halbert D. Lindquist (53)          Manager                        President, Lindquist, Stephenson & White
1650 E. Fort Lowell Road                                          (investment adviser) and since December, 1987
Suite 203                                                         Tucson Asset Management Inc. (commodity trading
Tucson, Arizona 85719-2324                                        advisor), and since November, 1987, Presidio
                                                                  Government Securities, Incorporated
                                                                  (broker-dealer); since January 1998, Chief
                                                                  Investment Officer, Blackstone Alternative
                                                                  Asset Management, Trustee, Endeavor Series Trust.

Keith H. Wood (63)                 Manager                        Since 1972, Chairman and Chief Executive
                                                                  Officer of Jamison, Eaton & Wood (investment
                                                                  adviser) and since 1978 to December 1997,
                                                                  President of Ivory & Sime International, Inc.
                                                                  (investment adviser); Trustee, Endeavor Series
                                                                  Trust.

Peter F. Muratore (67)             Manager                        From June, 1989 to March 1998, President of OCC
Too Far                                                           Distributors (broker/dealer), a subsidiary of
Posthouse Road                                                    Oppenheimer Capital.
Morristown, NJ  07960


*William. L. Busler (56)           Manager                        Vice President, AUSA Life Insurance Company,
4333 Edgewood Road N.E.                                           Inc.; Trustee, Endeavor Series Trust.
Cedar Rapids, Iowa 52499-0001

Michael Pond (45)                  Executive Vice President -     Since November 1, 1998, Executive Vice
                                   Administration and             President - Administrator and Compliance of
                                   Compliance                     Endeavor Group and Endeavor Management Co. and
                                                                  Chief Investment Officer of Endeavor Management
                                                                  Co.  From November, 1991 to November, 1996,
                                                                  Chairman and President, the Preferred Group of
                                                                  Mutual Funds; from October, 1989 to November,
                                                                  1996, President of Caterpillar Securities, Inc.
                                                                  and Caterpillar Investment Manager, Ltd.


      Name, Age and Address             Held With Registrant                    During Past 5 Years
      ----------------------            ---------------------                   -------------------
Pamela A. Shelton (50)             Secretary                      Since October, 1993, Executive Secretary to
                                                                  Chairman of the Board and Chief Executive
                                                                  Officer of, and since April, 1996, Secretary of
                                                                  McGuinness & Associates, Endeavor Group, VJM
                                                                  Corporation, McGuinness Group (until July,
                                                                  1996) and Endeavor Management Co.; Secretary,
                                                                  Endeavor Series Trust.

* An "interested person" of the target account as defined in the 1940 Act. + Vincent J. McGuinness, Jr. is the son of Vincent J. McGuinness.

The "rules and regulations" of the target account provide that the target account will indemnify its Board of Managers and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the target account, except if it is determined in the manner specified in the rules and regulations that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the target account or that such indemnification would relieve any officer or member of the Board of Managers of any liability to the target account or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. The target account, at its expense, provides liability insurance for the benefit of its Board of Managers and officers.

Compensation. For the period ended December 31, 1998, the following compensation was paid to members of the Board of Managers:

                                                  Aggregate         Total Compensation
                                                 Compensation     From Account and Fund
Name of Person                                   From Account    Complex Paid to Managers
--------------                                   ------------    ------------------------
Vincent J. McGuinness..........................      -0-                   -0-
Timothy A. Devine..............................    $700.00              $13,075.00
Thomas J. Hawekotte............................    $700.00              $13,075.00
Steven L. Klosterman...........................    $700.00              $13,075.00
Halbert D. Lindquist...........................    $350.00              $8,225.00
R. Daniel Olmstead (retired as of 12/31/98)...     $700.00              $13,075.00
Keith H. Wood..................................    $700.00              $13,075.00
Vincent J. McGuinness, Jr. ....................      -0-                   -0-
William L. Busler..............................      -0-                   -0-
Peter F. Muratore                                  $700.00              $6,700.00

The Investment Advisory Services

First Trust Advisors L.P. (the "adviser") is the target account's investment adviser. The adviser manages the assets of each target series subaccount, consistent with the investment objective and policies described herein and in the prospectus, pursuant to an investment advisory agreement (the "advisory agreement") with Endeavor Management Co., the target account's manager.

The adviser's address is 1001 Warrenville Road, Lisle, Illinois 60532. First Trust Advisers L.P. is a limited partnership with one limited partner, Grace Partners of Dupage L.P., and one general partner, Nike Securities Corporation. Grace Partners of Dupage L.P. is a limited partnership with one general partner, Nike Securities Corporation, and a number of limited partners. Nike Securities Corporation is an Illinois corporation controlled by Robert Donald Van Kampen.

Under the advisory agreement, the investment adviser provides each target series subaccount with discretionary investment services. Specifically, the adviser is responsible for supervising and directing the investments of each target series subaccount in accordance with each target series subaccount's investment objective, program, and restrictions as provided in the prospectus and this Statement of Additional Information. The investment adviser is also responsible for effecting all security transactions on behalf of each target series subaccount.

As compensation for its services, the adviser receives a fee of 0.35% of the average daily net assets of each target series subaccount, which is paid by the manager. Each target series subaccount's advisory agreement also provides that the adviser, its directors, officers, employees, and certain other persons performing specific functions for the target series subaccounts will only be liable to the target series subaccount for losses resulting from willful misfeasance, bad faith, gross negligence, or reckless disregard of duty. The amount that Endeavor Management Co. paid to the adviser during 1998 was $0.

The adviser is also the portfolio supervisor of certain unit investment trusts sponsored by Nike Securities L.P. ("Nike Securities") which are substantially similar to the target series subaccounts in that they have the same investment objectives as the target series subaccounts but have a life of approximately one year. Nike Securities specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities, an Illinois limited partnership formed in 1991, acts as sponsor for successive series of The First Trust Combined Series, The First Trust Special Situations Trust, the First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and the First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $11 billion in First Trust unit investment trusts have been deposited.

The Manager

The target account is managed by Endeavor Management Co. ("the manager") which, subject to the supervision and direction of the target account's Board of Managers, has overall responsibility for the general management and administration of the target account. Vincent J. McGuinness, a member of the Board of Managers of the target account, together with his family members and trusts for the benefit of his family members, own all of Endeavor Management Co.'s outstanding common stock. Mr. McGuinness is Chairman and Chief Executive Officer of Endeavor Management Co.

The manager is responsible for providing investment management to the target account and in the exercise of such responsibility selects an investment adviser for each of the target series subaccounts (the "adviser") and monitors the adviser's investment program and results, reviews brokerage matters, oversees compliance by the target account with various federal and state statutes, and carries out the directives of the Board of Managers. The manager is responsible for providing the target account with office space, office equipment, and personnel necessary to operate and administer the target account's business, and also supervises the provision of services by third parties such as the target account's custodian, transfer agent and administrator. Pursuant to an administration agreement, First Data Investor Services Group, Inc. assists the manager in the performance of its administrative responsibilities to the target account. For its administrative responsibilities, the target account pays First Data Investor Services Group a fee of $10,000 per annum per subaccount and any out-of-pocket fees of the expenses.

As compensation for its services, the manager receives a fee equal to 0.75% of the average daily net assets of each target series subaccount. The amount that the target account paid the manager during 1998 was $0.

Operating Expenses

In addition to the management fees, the target account pays all expenses not assumed by the manager, including, without limitation, expenses for legal, accounting and auditing services, interest, taxes, costs of printing and distributing reports to shareholders, proxy materials and prospectuses, charges of its custodian, transfer agent and dividend disbursing agent, registration fees, fees and expenses of the Board of Managers who are not affiliated persons of the manager or an adviser, insurance, brokerage costs, litigation, and other extraordinary or nonrecurring expenses. All general target account expenses are allocated among and charged to the assets of the target series subaccounts on a basis that the Board of Managers deems fair and equitable, which may be on the basis of relative net assets of each target series subaccount or the nature of the services performed and relative applicability to each target series subaccount. The manager has agreed to limit each target series subaccount's management fee and operating expenses during its first year of operations to an annual rate of 1.30% of the target series subaccount's average net assets. (This limit does not include other fees and deductions such as the mortality and expense risk fee, and administrative charge.)

Transfer Agent and Custodian

Boston Safe Deposit and Trust Company holds all cash and securities of each target series subaccount as custodian. First Data Investor Services Group, located at 4400 Computer Drive, Westborough, Massachusetts 01581, serves as transfer agent for the target account.

Brokerage Allocation

The adviser invests all assets of the target series subaccounts in common stock and incurs brokerage costs in connection therewith.

Allocations of transactions by the target series subaccounts, including their frequency, to various dealers is determined by the adviser in its best judgment and in a manner deemed to be in the best interest of the investors in the target series subaccount rather than by any formula. The primary consideration is prompt execution of orders in an effective manner at the most favorable price. Purchases and sales of securities may be principal transactions; that is, securities may be purchased directly from the issuer or from an underwriter or market maker for the securities. Any transactions for which the target series subaccounts pays a brokerage commission will be effected at the best price and execution available. Purchases from underwriters of securities include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers include the spread between the bid and the asked price. Brokerage may be allocated based on the sale of policies by dealers or activities in support of sales of the policies. The target account has adopted a Brokerage Enhancement Plan, whereby all or a portion of certain brokerage commissions paid by the target series subaccounts may be allocated or credited to the distributor or other entities marketing the policies, to help finance sales activities.

The target account did not pay compensation to any affiliated broker of Endeavor Management Co. or First Trust Advisors L.P. during 1998.

Investment Restrictions

Fundamental policies of the target series subaccounts may not be changed without the approval of the lesser of (1) 67% of the persons holding voting interests (generally owners) present at a meeting if the holders of more than 50% are present in person or by proxy or (2) more than 50% of the persons holding voting interests. Other restrictions, in the form of operating policies, are subject to change by the Board of Managers without the approval of persons holding a voting interest. Any investment restriction which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition of securities or assets of, or borrowings by, a target subaccount.

Fundamental Policies

As a matter of fundamental policy, each target series subaccount may not:

     (1) Borrowing. Borrow money, except each target series subaccount may borrow as a temporary measure for extraordinary or emergency purposes, and then only in amounts not exceeding 30% of its total assets valued at market. Each target series subaccount will not borrow in order to increase income (leveraging), but only to facilitate redemption requests which might otherwise require untimely investment liquidations;

     (2) Loans. Make loans, although the target series subaccounts may purchase money market securities and enter into repurchase agreements; and they may lend their common shares.

     (3) Margin. Purchase securities on margin;

     (4) Mortgaging. Mortgage, pledge, hypothecate or, in any manner, transfer any security owned by the target series subaccounts as security for indebtedness except as may be necessary in connection with permissible borrowings, in which event such mortgaging, pledging, or hypothecating may not exceed 30% of each target series subaccount's total assets, valued at market;

     (5) Real Estate. Purchase or sell real estate;

     (6) Senior Securities. Issue senior securities (except permitted borrowings);

     (7) Short Sales. Effect short sales of securities; or

     (8) Underwriting. Underwrite securities issued by other persons, except to the extent the target series subaccounts may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with the purchase and sale of their portfolio securities in the ordinary course of pursuing their investment programs.

In addition, as a matter of fundamental policy, each target series subaccount may engage in futures and options transactions and hold warrants.

The investment objective of each target series subaccount is also a fundamental policy and may not be changed without the necessary approval described above.

Operating Policies

As a matter of operating policy, each target series subaccount may not:

     (1) Control of Companies. Invest in companies for the purpose of exercising management or control;

     (2) Illiquid Securities. Purchase a security if, as a result of such purchase, more than 15% of the value of each target series subaccount's net assets would be invested in illiquid securities or other securities that are not readily marketable.

     (3) Oil and Gas Programs. Purchase participations or other direct interests or enter into leases with respect to, oil, gas, other mineral exploration or development program.

Options and Futures Strategies

A subaccount may at times seek to hedge against either a decline in the value of its portfolio securities or an increase in the price of securities which the adviser plans to purchase through the writing and purchase of options and the purchase or sale of future contracts and related options. Expenses and losses incurred as a result of such hedging strategies will reduce a subaccount's current return.

The ability of a subaccount to engage in the options and futures strategies described below will depend on the availability of liquid markets in such instruments. It is impossible to predict the amount of trading interest that may exist in various types of options or futures. Therefore no assurance can be given that a subaccount will be able to utilize these instruments effectively for the purposes stated below.

Writing Covered Options on Securities. A subaccount may write covered call options and covered put options on optionable securities of the types in which it is permitted to invest from time to time as the adviser determines is appropriate in seeking to attain the subaccount's investment objective. Call options written by a subaccount give the holder the right to buy the underlying security from the subaccount at a stated exercise price; put options give the holder the right to sell the underlying security to the subaccount at a stated price.

A subaccount may only write call options on a covered basis or for cross-hedging purposes and will only write covered put options. A put option would be considered "covered" if the subaccount owns an option to sell the underlying security subject to the option having an exercise price equal to or greater than the exercise price of the "covered" option at all times while the put option is outstanding. A call option is covered if the subaccount owns or has the right to acquire the underlying securities subject to the call option (or comparable securities satisfying the cover requirements of securities exchanges) at all times during the option period. A call option is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against another security which the subaccount owns or has the right to acquire. In the case of a call written for cross-hedging purposes or a put option, the subaccount will maintain in a segregated account at the subaccount's custodian bank cash or short-term U.S. government securities with a value equal to or greater than the subaccount's obligation under the option. A subaccount may also write combinations of covered puts and covered calls on the same underlying security.

A subaccount will receive a premium from writing an option, which increases the subaccount's return in the event the option expires unexercised or is terminated at a profit. The amount of the premium will reflect, among other things, the relationship of the market price of the underlying security to the exercise price of the option, the term of the option, and the volatility of the market price of the underlying security. By writing a call option, a subaccount will limit its opportunity to profit from any increase in the market value of the underlying security above the exercise price of the option. By writing a put option, a subaccount will assume the risk that it may be required to purchase the underlying security for an exercise price higher than its then current market price, resulting in a potential capital loss if the purchase price exceeds the market price plus the amount of the premium received.

A subaccount may terminate an option, which it has written prior to its expiration, by entering into a closing purchase transaction in which it purchases an option having the same terms as the option written. The subaccount will realize a profit (or loss) from such transaction if the cost of such transaction is less (or more) than the premium received from the writing of the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option may be offset in whole or in part by unrealized appreciation of the underlying security owned by the subaccount.

Purchasing Put and Call Options on Securities. A subaccount may purchase put options to protect its portfolio holdings in an underlying security against a decline in market value. This protection is provided during the life of the put option since the subaccount, as holder of the put, is able to sell the underlying security at the exercise price regardless of any decline in the underlying security's market price. For the purchase of a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs. By using put options in this manner, any profit which the subaccount might otherwise have realized on the underlying security will be reduced by the premium paid for the put option and by transaction costs.

A subaccount may also purchase a call option to hedge against an increase in price of a security that it intends to purchase. This protection is provided during the life of the call option since the subaccount, as holder of the call, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. For the purchase of a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs. By using call options in this matter, any profit which the subaccount might have realized had it brought the underlying security at the time it purchased the call option will be reduced by the premium paid for the call option and by transaction costs.

No subaccount intends to purchase put or call options if, as a result of any such transaction, the aggregate cost of options held by the subaccount at the time of such transaction would exceed 5% of its total assets.

Limitations. A subaccount will not purchase or sell futures contracts or options on futures contracts for non-hedging purposes if, as a result, the sum of the initial margin deposits on its existing futures contracts and related options positions and premiums paid for options on futures contracts would exceed 5% of the net assets of the subaccount unless the transaction meets certain "bona fide hedging" criteria.

Risks of Options and Futures Strategies. The effective use of options and futures strategies depends, among other things, on a subaccount's ability to terminate options and futures positions at times when the adviser deems it desirable to do so. Although a subaccount will not enter into an option or futures position unless the adviser believes that a liquid market exists for such option or future, there can be no assurance that a subaccount will be able to effect closing transactions at any particular time or at an acceptable price. The adviser generally expects that options and futures transactions for the subaccounts will be conducted on recognized exchanges. In certain instances, however, a subaccount may purchase and sell options in the over-the-counter market. The staff of the SEC considers over-the-counter options to be illiquid. A subaccount's ability to terminate option positions established in the over-the-counter market may be more limited than in the case of exchange traded options and may also involve the risk that securities dealers participating in such transactions would fail to meet their obligations to the subaccount.

The use of options and futures involves the risk of imperfect correlation between movements in options and futures prices and movements in the price of the securities that are the subject of the hedge. The successful use of these strategies also depends on the ability of the subaccounts' adviser to forecast correctly interest rate movements and general stock market price movements. The risk increases as the composition of the securities held by the subaccount diverges from the composition of the relevant option or futures contract.

Securities Lending

Each target series subaccount may also lend common shares to broker-dealers and financial institutions to realize additional income. As an operating policy, the target series subaccounts will not lend common shares or other assets, if as a result, more than 33% of each subaccount's total assets would be lent to other parties. Under applicable regulatory requirements (which are subject to change), the following conditions apply to securities loans: (a) the loan must be continuously secured by liquid assets maintained on a current basis in an amount at least equal to the market value of the securities loaned; (b) each target series subaccount must receive any dividends or interest paid by the issuer on such securities; (c) each target series subaccount must have the right to call the loan and obtain the securities loaned at any time upon notice of not more than five business days, including the right to call the loan to permit voting of the securities; and (d) each target series subaccount must receive either interest from the investment of collateral or a fixed fee from the borrower.

Securities loaned by a target series subaccount remain subject to fluctuations in market value. A target series subaccount may pay reasonable finders, custodian and administrative fees in connection with a loan. Securities lending, as with other extensions of credit, involves the risk that the borrower may default. Although securities loans will be fully collateralized at all times, a target series subaccount may experience delays in, or be prevented from, recovering the collateral. During the period that the target series subaccount seeks to enforce its rights against the borrower, the collateral and the securities loaned remain subject to fluctuations in market value. The target series subaccount do not have the right to vote securities on loan, but would terminate the loan and regain the right to vote if it were considered important with respect to the investment. A target series subaccount may also incur expenses in enforcing its rights. If a target series subaccount has sold a loaned security, it may not be able to settle the sale of the security and may incur potential liability to the buyer of the security on loan for its costs to cover the purchase.

Tax Limitation

Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under
Section 817(h) (Treas. Reg.ss.1.817-5) apply a diversification requirement to each of the subaccounts of the target account. To qualify as "adequately diversified," each subaccount may have:

 .    No more than 55% of the value of its total assets represented by any one investment;

 .    No more than 70% of the value of its total assets represented by any two investments;

 .    No more than 80% of the value of its total assets represented by any three investments; and

 .    No more than 90% of the value of its total assets represented by any four investments.

The target account, through the target series subaccounts, intends to comply with the section 817(h) diversification requirements. AUSA Life has entered into an agreement with the manager, who in turn, has entered into a contract with the adviser, that requires the target series subaccounts be operated in compliance with Treasury regulations. Therefore, each target series subaccount may deviate from its stated strategy to the extent necessary to comply with these requirements.

                                PUBLISHED RATINGS

AUSA Life may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Ratings Services, Moody's Investors Service and Duff & Phelps Credit Rating Co. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of AUSA Life. The ratings should not be considered as bearing on the investment performance of assets held in the mutual fund account or the target account or of the safety or riskiness of an investment in the mutual fund account or target account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of AUSA Life as measured by Standard & Poor's Insurance Ratings Services, Moody's Investors Service or Duff & Phelps Credit Rating Co. may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/commercial paper).

                          STATE REGULATION OF AUSA LIFE

AUSA Life is subject to the laws of New York governing insurance companies and to regulation by the New York Department of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance each year covering the operation of AUSA Life for the preceding year and its financial condition as of the end of such year. Regulation by the Department of Insurance includes periodic examination to determine AUSA Life's contract liabilities and reserves so that the Department may determine the items are correct. AUSA Life's books and accounts are subject to review by the Department of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, AUSA Life is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                               RECORDS AND REPORTS

All records and accounts relating to the mutual fund account and the target account will be maintained by AUSA Life. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, AUSA Life will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                          DISTRIBUTION OF THE POLICIES

The policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the policies is continuous and AUSA Life does not anticipate discontinuing the offering of the policies. However, AUSA Life reserves the right to discontinue the offering of the policies.

AFSG Securities Corporation, is the principal underwriter of the policies. AFSG Securities Corporation will enter into agreements with broker-dealers for the distribution of the policies. Prior to May 1, 1998, AEGON USA Securities, Inc. was the principal underwriter. During 1998, the amount paid to AEGON USA Securities, Inc. and/or broker-dealers for their services was $412,538.27. Amount paid for these services in 1997 and 1996 were $1,430,319.48 and $1,115,508, respectively. During 1998 the amount paid to AFSG Securities Corporation was $202,758.60.

The target account has adopted a distribution plan in accordance with Rule 12b-1 under the 1940 Act for the distribution expenses (the "distribution plan"). The distribution plan has been approved by a majority of the disinterested members of the Board of Managers of the target account. The distribution plan is designed to partially compensate AUSA Life for the cost of distributing the policies. Charges under the distribution plan will be used to support marketing efforts, training of representatives and reimbursement of expenses incurred by broker/dealers who sell the policies, and will be based on a percentage of the daily net assets of the target account. The distribution plan may be terminated at any time by a vote of a majority of the disinterested members of the target account's Board of Managers, or by a vote of the majority of its outstanding shares.

                                  VOTING RIGHTS

The Mutual Fund Account

To the extent required by law, AUSA Life will vote the underlying funds' shares held by the mutual fund account at regular and special shareholder meetings of the underlying funds in accordance with instructions received from persons having voting interests in the portfolios, although Endeavor Series Trust does not hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result AUSA Life determines that it is permitted to vote the Endeavor Series Trust shares in its own right, it may elect to do so.

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your policy value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the policy decrease. The person's number of votes will be determined by dividing the reserve for the policy allocated to the applicable subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund for determining shareholders eligible to vote at the meeting of the underlying fund. AUSA Life will solicit voting instructions by sending you, or other persons entitled to vote, written requests for instructions prior to that meeting in accordance with procedures established by the underlying fund. Portfolio shares as to which no timely instructions are received and shares held by AUSA Life in which you, or other persons entitled to vote, have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all policies participating in the same subaccount.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio.

The Target Account

The target account is the legal owner of the common stock held in the subaccounts and as such has the right to vote upon any matter that may be voted by shareholders. However, you or persons receiving income payments may vote on certain aspects of the governance of the subaccounts. Matters on which persons holding voting interests may vote include the following: (1) approval of any change in the investment advisory agreement corresponding to a subaccount; (2) any change in the fundamental investment policies of a subaccount; or (3) any other matter requiring a vote of persons holding voting interests in the subaccount. With respect to approval of the investment advisory agreements or any change in a fundamental investment policy, owners participating in that subaccount will vote separately on the matter pursuant to the requirements of Rule 18f-2 under the 1940 Act.

Before the annuity commencement date, you hold the voting interest in the selected subaccounts. The number of votes that you have will be calculated separately for each subaccount. The number of votes that you have for a subaccount will be determined by dividing your policy value in the subaccount into the total assets of the subaccount and multiplying this by the total number of votes.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the policy decrease. The person's number of votes will be determined by dividing the reserve for the policy allocated to the applicable subaccount into the total assets of the subaccount and multiplying this by the total number of votes.

AUSA Life does not intend to hold annual or other periodic meetings of owners. AUSA Life will solicit proxies by sending you or other persons entitled to vote written requests for proxies prior to the vote. Where timely proxies are not received, the voting interests will be voted in proportion to the proxies that are received with respect to all policies participating in the same subaccount.

AUSA Life may, if required by state insurance officials, disregard proxies which would require voting to cause a change in the subclassification or investment objectives or policies of one or more of the subaccounts, or to approve or disapprove an investment adviser or principal underwriter for one or more of the subaccounts. In addition, AUSA Life may disregard proxies that would require changes in the investment objectives or policies of any subaccount or in an investment adviser or principal underwriter, if AUSA Life reasonably disapproves those changes in accordance with applicable federal regulations. If AUSA Life disregards proxies, it will advise those persons who may give proxies of that action and its reasons for the action in the next semiannual report.


                                 OTHER PRODUCTS

AUSA Life makes other variable annuity policies available that may also be funded through the mutual fund account and/or the target account. These variable annuity policies may have different features, such as different investment options or charges.

                                CUSTODY OF ASSETS

The assets of each of the mutual fund subaccounts and the target series subaccounts are held by AUSA Life. The assets of each of the subaccounts are segregated and held separate and apart from the assets of the other subaccounts and from AUSA Life's general account assets. AUSA Life maintains records of all purchases and redemptions of shares of the underlying portfolios held by each of the mutual fund subaccounts, and of all purchases and sales of common stock held by each of the target series subaccounts. Additional protection for the assets of the mutual fund account and the target account is afforded by AUSA Life's fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of AUSA Life.

                                  LEGAL MATTERS

Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the policies has been provided to AUSA Life by Sutherland Asbill & Brennan LLP, of Washington D.C.

                              INDEPENDENT AUDITORS

The Financial Statements of AUSA Life, at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the Financial Statements of AUSA Endeavor Variable Annuity Account at December 31, 1998, and for each of the two years in the period then ended, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, 801 Grand Avenue, Suite 3400, Des Moines, Iowa, 50309-2764.

There are no financial statements of the target account because it had not commenced operations as of the date of this prospectus.

                                OTHER INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this Statement of Additional Information. Statements contained in the prospectus and this Statement of Additional Information concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                              FINANCIAL STATEMENTS

The values of the interest of owners in the mutual fund account or the target account will be affected solely by the investment results of the selected subaccount(s). Financial statements for the AUSA Endeavor Variable Annuity Account are contained herein. The Financial Statements of AUSA Life, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of AUSA Life to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the mutual fund account or the target account.

                    Financial Statements - Statutory Basis

                       Ausa Life Insurance Company, Inc.

                 Years ended December 31, 1998, 1997 and 1996
                      with Report of Independent Auditors

                       AUSA Life Insurance Company, Inc.

                    Financial Statements - Statutory Basis


                 Years ended December 31, 1998, 1997 and 1996



                                   CONTENTS

Report of Independent Auditors...............................................1

Audited Financial Statements

Balance Sheets - Statutory Basis.............................................2
Statements of Operations - Statutory Basis...................................4
Statements of Changes in Capital and Surplus - Statutory Basis...............5
Statements of Cash Flows - Statutory Basis...................................6
Notes to Financial Statements - Statutory Basis..............................7

                       [LETTERHEAD OF ERNST & YOUNG LLP]

                        Report of Independent Auditors


The Board of Directors
AUSA Life Insurance Company, Inc.


We have audited the accompanying statutory-basis balance sheets of AUSA Life Insurance Company, Inc. as of December 31, 1998 and 1997 and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of New York, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matters described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of AUSA Life Insurance Company, Inc. at December 31, 1998 and 1997, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1998.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AUSA Life Insurance Company, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of New York.

                                                               Ernst & Young LLP

Des Moines, Iowa
February 19, 1999

                       AUSA Life Insurance Company, Inc.

                       Balance Sheets - Statutory Basis
                 (Dollars in thousands, except per share data)


                                                                    DECEMBER 31
                                                                 1998           1997
                                                             ----------------------------
ADMITTED ASSETS
Cash and invested assets:
 Cash and short-term investments                              $    61,065     $    68,131
 Bonds                                                          4,151,780       3,988,635
 Stocks:
  Preferred                                                         2,582           1,792
  Common, at market (cost: $14 in 1998 and
   $118 in 1997)                                                        2             144
 Mortgage loans on real estate                                    413,107         495,009
 Real estate acquired in satisfaction of debt, at cost
  less accumulated depreciation ($2,474 in 1998 and
  $1,816 in 1997)                                                  33,986          45,695
 Policy loans                                                       3,181           3,046
 Other invested assets                                             30,795          22,414
                                                             ----------------------------
Total cash and invested assets                                  4,696,498       4,624,866

Short-term note receivable from affiliate                          10,400           8,800
Receivable from affiliates                                         14,731             794
Premiums deferred and uncollected                                   6,408           6,316
Accrued investment income                                          64,859          69,989
Federal income taxes recoverable                                      527               -
Other assets                                                       12,567           7,609
Separate account assets                                         6,517,152       5,630,093


                                                             ----------------------------
Total admitted assets                                         $11,323,142     $10,348,467
                                                             ============================


See accompanying notes.

                                                                     DECEMBER 31
                                                                  1998             1997
                                                              ----------------------------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
 Aggregate reserves for policies and contracts:
  Life                                                        $   109,132      $   103,370
  Annuity                                                         868,294          911,075
  Accident and health                                              16,416           16,547
 Policy and contract claim reserves:
  Life                                                              4,927            5,456
  Accident and health                                              10,302           11,125
 Other policyholders' funds                                     3,267,417        3,181,719
 Remittances and items not allocated                               58,724           35,267
 Asset valuation reserve                                           84,077           67,324
 Interest maintenance reserve                                      37,253           25,882
 Payable to affiliates                                                  -            2,247
 Deferred income                                                    5,230           13,421
 Payable under assumption reinsurance agreement                    52,837           56,952
 Other liabilities                                                  7,422            8,400
 Federal income taxes payable                                           -            1,010
 Separate account liabilities                                   6,497,865        5,608,364
                                                              ----------------------------
Total liabilities                                              11,019,896       10,048,159

Commitments and contingencies

Capital and surplus:
 Common stock, $125 par value, 20,000 shares authorized,
  issued and outstanding                                            2,500            2,500
 Paid-in surplus                                                  319,180          319,180
 Special surplus funds                                              1,827            1,607
 Unassigned surplus (deficit)                                     (20,261)         (22,979)
                                                              ----------------------------
Total capital and surplus                                         303,246          300,308
                                                              ----------------------------
Total liabilities and capital and surplus                     $11,323,142      $10,348,467
                                                              ============================

See accompanying notes.

                       AUSA Life Insurance Company, Inc.

                  Statements of Operations - Statutory Basis
                            (Dollars in thousands)


                                                                 YEAR ENDED DECEMBER 31
                                                        1998              1997              1996
                                                     ------------------------------------------------
Revenues:
 Premiums and other considerations, net of
  reinsurance:
  Life                                                 $   22,664        $   71,899        $   21,120
  Annuity                                               1,132,120         1,199,470         1,092,033
  Accident and health                                      32,869            39,999            52,831
 Net investment income                                    345,660           341,540           339,460
 Amortization of interest maintenance reserve               6,116             3,392             2,326
 Commissions and expense allowances on
  reinsurance ceded                                           302               374               438

 Other income                                                   -            17,240            10,739
                                                     ------------------------------------------------
                                                        1,539,731         1,673,914         1,518,947
Benefits and expenses:
 Benefits paid or provided for:
  Life and accident and health benefits                    32,464            39,045            50,647
  Surrender benefits                                    1,117,653         1,175,051           864,643
  Other benefits                                           20,886            14,316            11,699
  Increase (decrease) in aggregate reserves for
   policies and contracts:
   Life                                                     5,762            52,500             2,492
   Annuity                                                (42,781)           65,982            53,136
   Accident and health                                       (131)           (1,357)           (1,063)
   Other                                                      (67)              580               609
  Increase in liability for premium and other
   deposit type funds                                      85,461            92,280            93,893
                                                     ------------------------------------------------
                                                        1,219,247         1,438,397         1,076,056
 Insurance expenses:
  Commissions                                              69,009            79,099            87,938
  General insurance expenses                               95,169            92,613            83,885
  Taxes, licenses and fees                                  1,466             3,717             3,335
  Net transfers to separate accounts                      130,910            42,490           255,672
  Other expenses                                              978               181               145
                                                     ------------------------------------------------
                                                          297,532           218,100           430,975
                                                     ------------------------------------------------
                                                        1,516,779         1,656,497         1,507,031
                                                     ------------------------------------------------
Gain from operations before federal income tax
 expense and net realized capital gains                    22,952            17,417            11,916
 (losses) on investments
Federal income tax expense                                  4,021             5,247             5,719
                                                     ------------------------------------------------
Gain from operations before net realized
 capital gains (losses) on investments                     18,931            12,170             6,197
Net realized capital gains (losses) on
 investments (net of related federal income
 taxes and amounts transferred to interest
 maintenance reserve)                                       3,770               831           (12,107)
                                                     ------------------------------------------------
Net income (loss)                                      $   22,701        $   13,001        $   (5,910)
                                                     ================================================

See accompanying notes.

                       AUSA Life Insurance Company, Inc.

                     Statements of Changes in Capital and
                           Surplus - Statutory Basis
                            (Dollars in thousands)


                                                                           SPECIAL      UNASSIGNED         TOTAL
                                               COMMON        PAID-IN       SURPLUS        SURPLUS       CAPITAL AND
                                                STOCK        SURPLUS        FUNDS        (DEFICIT)        SURPLUS
                                              ----------------------------------------------------------------------
Balance at January 1, 1996                      $2,500      $319,180       $1,357        $  5,217          $328,254
 Net loss                                            -             -            -          (5,910)           (5,910)
 Change in net unrealized capital gains              -             -            -            (460)             (460)
  (losses)
 Change in non-admitted assets                       -             -            -             437               437
 Change in special surplus funds                     -             -          116               -               116
 Change in liability for reinsurance in
  unauthorized companies                             -             -            -             (42)              (42)
 Change in asset valuation reserve                   -             -            -          (6,217)           (6,217)
 Seed money contributed to separate
  account, net of redemptions                        -             -            -         (12,500)          (12,500)
 Change in surplus in separate account               -             -            -          14,783            14,783
 Prior year federal income tax adjustment            -             -            -             446               446
                                              ----------------------------------------------------------------------
Balance at December 31, 1996                     2,500       319,180        1,473          (4,246)          318,907
 Net income                                          -             -            -          13,001            13,001
 Change in net unrealized capital gains              -             -            -          (2,710)           (2,710)
  (losses)
 Change in non-admitted assets                       -             -            -          (8,617)           (8,617)
 Change in special surplus funds                     -             -          134               -               134
 Change in liability for reinsurance in
  unauthorized companies                             -             -            -              29                29
 Change in asset valuation reserve                   -             -            -         (20,446)          (20,446)
 Seed money withdrawn from separate
  account, net of redemptions                        -             -            -          11,700            11,700
 Change in surplus in separate account               -             -            -         (11,749)          (11,749)
 Prior year federal income tax adjustment            -             -            -              59                59
                                              ----------------------------------------------------------------------
Balance at December 31, 1997                     2,500       319,180        1,607         (22,979)          300,308
 Net income                                          -             -            -          22,701            22,701
 Change in net unrealized capital gains              -             -            -           4,439             4,439
  (losses)
 Change in non-admitted assets                       -             -            -            (511)             (511)
 Change in special surplus funds                     -             -          220               -               220
 Change in liability for reinsurance in
  unauthorized companies                             -             -            -              18                18
 Change in asset valuation reserve                   -             -            -         (16,753)          (16,753)
 Seed money withdrawn from separate
  account, net of redemptions                        -             -            -           1,818             1,818
 Change in surplus in separate account               -             -            -            (994)             (994)
 Dividend to stockholder                             -             -            -          (8,000)           (8,000)
Balance at December 31, 1998                    $2,500      $319,180       $1,827        $(20,261)         $303,246
                                              ======================================================================

See accompanying notes.

                       AUSA Life Insurance Company, Inc.

                  Statements of Cash Flows - Statutory Basis
                            (Dollars in thousands)


                                                                               YEAR ENDED DECEMBER 31
                                                                       1998               1997               1996
                                                                   --------------------------------------------------
OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance               $ 1,191,035        $ 1,340,757        $ 1,177,613
Net investment income                                                   353,054            340,150            345,153
Life and accident and health claims                                     (33,979)           (40,151)           (52,590)
Surrender benefits and other fund withdrawals                        (1,117,653)        (1,175,051)          (864,643)
Other benefits to policyholders                                         (20,876)           (14,290)           (11,697)
Commissions, other expenses and other taxes                            (169,784)          (184,457)          (193,405)
Net transfers to separate account                                      (130,976)           (43,309)          (257,467)
Federal income taxes paid                                                (5,558)            (4,704)            (4,490)
Other, net                                                               (3,806)            (3,744)           (14,431)
                                                                   --------------------------------------------------
Net cash provided by operating activities                                61,457            215,201            124,043

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
   Bonds and preferred stocks                                         1,381,784            968,184            777,107
   Common stocks                                                            164                  -              5,288
   Mortgage loans on real estate                                        138,723            179,810            165,460
   Real estate                                                           22,067             25,104                  -
   Policy loans                                                               -                 16                  4
   Other                                                                    (21)                 -                  -
                                                                   --------------------------------------------------
                                                                      1,542,717          1,173,114            947,859
Cost of investments acquired:
   Bonds and preferred stocks                                        (1,554,838)        (1,260,122)        (1,101,918)
   Common stocks                                                              -               (103)              (589)
   Mortgage loans on real estate                                        (51,862)           (60,722)           (42,118)
   Real estate                                                             (561)                 -               (521)
   Policy loans                                                            (135)              (146)              (153)
   Other                                                                  5,756            (17,805)            (2,695)
                                                                   --------------------------------------------------
                                                                     (1,601,640)        (1,338,898)        (1,147,994)
                                                                   --------------------------------------------------
Net cash used in investing activities                                   (58,923)          (165,784)          (200,135)

FINANCING ACTIVITIES
Payment of intercompany notes, net                                       (1,600)            (9,400)           (19,200)
Dividends to stockholders                                                (8,000)                 -                  -
                                                                   --------------------------------------------------
Net cash used in financing activities                                    (9,600)            (9,400)           (19,200)
                                                                   --------------------------------------------------
Increase (decrease) in cash and short-term investments                   (7,066)            40,017            (95,292)

Cash and short-term investments at beginning of year                     68,131             28,114            123,406
                                                                   --------------------------------------------------
Cash and short-term investments at end of year                      $    61,065        $    68,131        $    28,114
                                                                   ==================================================

See accompanying notes.

                       AUSA Life Insurance Company, Inc.

                Notes to Financial Statements - Statutory Basis
                            (Dollars in thousands)

                               December 31, 1998


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

AUSA Life Insurance Company, Inc. ("the Company") is a stock life insurance company and is 82 percent owned by First AUSA Life Insurance Company ("First AUSA"), a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"), and 18 percent owned by Veterans Life Insurance Company, an indirect wholly-owned subsidiary of AEGON. AEGON is a wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. Effective September 24, 1993, First AUSA purchased from The Dreyfus Corporation ("Dreyfus"), its entire interest in Dreyfus Life Insurance Company and subsequently changed the name to AUSA Life Insurance Company, Inc. On December 31, 1993, the Company entered into an assumption reinsurance agreement with Mutual of New York ("MONY") to transfer certain group pension business of MONY to the Company.

In July 1996, the Company completed a merger with International Life Investors Insurance Company ("ILI"), a wholly-owned subsidiary of Life Investors Insurance Company of America, another wholly-owned subsidiary of First AUSA, whereby ILI was merged directly into the Company. The Company received assets of $688,233 and liabilities of $635,189. The difference between assets and liabilities was transferred directly to capital and surplus. In accordance with National Association of Insurance Commissioners ("NAIC") statutory accounting principles, all prior period financial statements presented have been restated as if the merger took place at the beginning of such periods. Historical book values carried over from the separate companies to the combined entity.

On October 1, 1998, the Company completed a merger with First Providian Life and Health Insurance Company ("FPLH"), an indirect wholly-owned subsidiary of Commonwealth General Corporation which, in turn, is an indirect wholly-owned subsidiary of AEGON, whereby FPLH was merged directly into the Company. The accompanying financial statements give retroactive effect as if the merger had occurred on January 1, 1996 in conformity with the practices of the NAIC and accounting practices prescribed or permitted by the Department of Insurance of the State of New York. This merger was accounted for under the pooling of interests method of accounting and, accordingly, the historical book values carried over from the separate companies to the Company.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Summarized financial information for the Company and FPLH prior to the merger are as follows:

                                 PERIOD ENDED
                                 SEPTEMBER 30         YEAR ENDED DECEMBER 31
                                                --------------------------------
                                     1998               1997            1996
                                ------------------------------------------------
                                 (UNAUDITED)
Revenues:
  The Company                      $1,155,265        $1,585,260       $1,454,207
  FPLH                                 75,929            88,654           64,740
                                ------------------------------------------------
As restated                        $1,231,194        $1,673,914       $1,518,947
                                ================================================

Net income (loss):
  The Company                      $    3,944        $    3,503       $  (13,714)
  FPLH                                  6,911             9,498            7,804
                                ------------------------------------------------
As restated                        $   10,855        $   13,001       $   (5,910)
                                ================================================

                                 SEPTEMBER 30        DECEMBER 31
                                     1998               1997
                               -----------------------------------
                                 (UNAUDITED)
Assets:
  The Company                      $10,411,596       $ 9,951,625
  FPLH                                 445,873           396,842
                               -----------------------------------
As restated                        $10,857,469       $10,348,467
                               ===================================

Liabilities:
  The Company                       $10,208,203       $ 9,745,504
  FPLH                                  352,184           302,655
                               -----------------------------------
As restated                         $10,560,387       $10,048,159
                               ===================================

Capital and surplus:
  The Company                       $   203,393       $   206,121
  FPLH                                   93,689            94,187
                               -----------------------------------
As restated                         $   297,082       $   300,308
                               ===================================

NATURE OF BUSINESS

The Company primarily sells group fixed and variable annuities and group life coverages. The Company is licensed in 49 states and the District of Columbia and is actively in the process of becoming licensed in all 50 states. Sales of the Company's products are primarily through brokers.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract reserves, guarantee fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Department of Insurance of the State of New York ("Insurance Department"), which practices differ in some respects from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies utilizing statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) stock options settled in cash are recorded as an expense of the Company's indirect parent rather than charged to current operations; (m) adjustments to federal income taxes of prior years

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; and (n) gains or losses on dispositions of business are charged or credited directly to unassigned surplus rather than being reported in the statement of operations. The effects of these variances have not been determined by the Company.

In 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of New York must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is unclear whether the State of New York will adopt Codification. However, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be cash equivalents.

INVESTMENTS

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortized costs for bonds and mortgage loans on real estate that were acquired through the reinsurance agreement described earlier were initially recorded at market value, consistent with the aforementioned agreement and as prescribed by the Department of Insurance of the State of New York. Amortization is computed using methods which result in a level yield over the expected life of the security. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks are carried at market. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by New York Insurance Laws.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for anticipated losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 1998, 1997 and 1996, the Company excluded investment income due and accrued of $216, $473 and $469, respectively, with respect to such practices.

The Company uses interest rate swaps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Deferred income for unrealized gains and losses on the securities valued at market at the time of the assumption reinsurance agreement (described in Note 4) are returned to MONY at the time of realization pursuant to the agreement.

AGGREGATE POLICY RESERVES

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.50 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 3.00 to
8.50 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

POLICY AND CONTRACT CLAIM RESERVES

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

SEPARATE ACCOUNTS

Assets held in trust for purchases of separate account contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. Income and gains and losses with respect to these assets accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

Certain separate account assets and liabilities reported in the accompanying financial statements contain contractual guarantees. Guaranteed separate accounts represent funds invested by the Company for the benefit of individual contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed separate account assets and liabilities are reported at estimated fair value except for certain government and fixed-rate separate accounts, which are carried at amortized cost. The assets and liabilities of the nonguaranteed separate accounts are carried at estimated fair value.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK OPTION PLAN

AEGON N.V. sponsors a stock option plan for eligible employees of the Company. Under this plan, certain employees have indicated a preference to immediately sell shares received as a result of their exercise of the stock options; in these situations, AEGON N.V. has settled such options in cash rather than issuing stock to these employees. These cash settlements are paid by the Company, and AEGON N.V. subsequently reimburses the Company for such payments. Under statutory accounting principles, the Company does not record any expense related to this plan, as the expense is recognized by AEGON N.V. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates.


2. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosures about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and short-term investments: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

  Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


2.  FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

  from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

  Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal its carrying value.

  Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

  Interest rate swaps: Estimated fair value of interest rate swaps are based upon the pricing differential for similar swap agreements.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:

                                                                     DECEMBER 31
                                                      1998                               1997
                                         -------------------------------    ------------------------------
                                           CARRYING                           CARRYING
                                             VALUE         FAIR VALUE           VALUE         FAIR VALUE
                                         -------------------------------    ------------------------------
   ADMITTED ASSETS
   Cash and short-term investments         $   61,065       $   61,065        $   68,131       $   68,131
   Bonds                                    4,151,780        4,246,901         3,988,635        4,083,280
   Preferred stock                              2,582            2,529             1,792            1,892
   Common stock                                     2                2               144              144
   Mortgage loans on real estate              413,107          429,716           495,009          504,947
   Interest rate swap                               -                                  -              391
   Policy loans                                 3,181            3,181             3,046            3,046
   Separate account assets                  6,517,152        6,527,180         5,630,093        5,640,386

   LIABILITIES
   Investment contract liabilities          4,134,507        4,057,004         4,091,938        4,011,465
   Separate account annuities               6,408,436        6,387,445         5,594,880        5,577,854

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


3.  INVESTMENTS

The carrying value and estimated fair value of investments in debt securities were as follows:

                                                                   GROSS           GROSS       ESTIMATED
                                                   CARRYING      UNREALIZED      UNREALIZED       FAIR
                                                     VALUE         GAINS           LOSSES         VALUE
                                                 --------------------------------------------------------
 DECEMBER 31, 1998
 Bonds:
  United States Government and agencies            $   99,834      $  1,776       $   285      $  101,325
  State, municipal and other government                38,387         1,427         1,625          38,189
  Public utilities                                    355,719        10,239           825         365,133
  Industrial and miscellaneous                      2,398,132        88,051        25,538       2,460,645
  Mortgage-backed and asset-backed securities
                                                    1,259,708        27,387         5,486       1,281,609
                                                 --------------------------------------------------------
                                                    4,151,780       128,880        33,759       4,246,901
 Preferred stocks                                       2,582             -            53           2,529
                                                 --------------------------------------------------------
                                                   $4,154,362      $128,880       $33,812      $4,249,430
                                                 ========================================================
 DECEMBER 31, 1997
 Bonds:
  United States Government and agencies            $  102,628      $    943       $   255      $  103,316
  State, municipal and other government                60,427         1,413         1,761          60,079
  Public utilities                                    251,071         4,943           892         255,122
  Industrial and miscellaneous                      2,324,342        66,883         6,424       2,384,801
  Mortgage-backed and asset-backed securities
                                                    1,250,167        32,779         2,984       1,279,962
                                                 --------------------------------------------------------
                                                    3,988,635       106,961        12,316       4,083,280
 Preferred stocks                                       1,792           100             -           1,892
                                                 --------------------------------------------------------
                                                   $3,990,427      $107,061       $12,316      $4,085,172
                                                 ========================================================

The carrying value and estimated fair value of bonds at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


3.  INVESTMENTS (CONTINUED)

                                                              CARRYING      ESTIMATED
                                                                VALUE       FAIR VALUE
                                                            --------------------------
 Due in one year or less                                    $  262,288      $  263,578
 Due after one year through five years                       1,553,746       1,582,380
 Due after five years through ten years                        825,886         849,510
 Due after ten years                                           250,152         269,824
                                                            --------------------------
                                                             2,892,072       2,965,292
 Mortgage-backed and asset-backed securities                 1,259,708       1,281,609
                                                            --------------------------
                                                            $4,151,780      $4,246,901
                                                            ==========================

A detail of net investment income is presented below:

                                                          YEAR ENDED DECEMBER 31
                                                 1998             1997            1996
                                             -------------------------------------------
 Interest on bonds and notes                   $290,967         $285,730        $267,510
 Mortgage loans                                  46,027           57,659          83,511
 Real estate                                     12,741           13,976           7,225
 Dividends on equity investments                    254              223             220
 Interest on policy loans                           317              168             154
 Derivative instruments                          (3,265)             100               -
 Other investment gain (loss)                     9,568            1,543          (5,482)
                                             -------------------------------------------
 Gross investment income                        356,609          359,399         353,138
 Investment expenses                             10,949           17,859          13,678
                                             -------------------------------------------
 Net investment income                         $345,660         $341,540        $339,460
                                             ===========================================

Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                          YEAR ENDED DECEMBER 31
                                                  1998             1997             1996
                                             ---------------------------------------------
 Proceeds                                     $1,381,784        $968,184         $777,107
                                             =============================================


 Gross realized gains                         $   19,871        $ 19,165         $  9,697
 Gross realized losses                            (5,974)        (11,997)         (12,291)
                                             ---------------------------------------------
 Net realized gains (losses)                  $   13,897        $  7,168         $ (2,594)
                                             =============================================

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


3.  INVESTMENTS (CONTINUED)

At December 31, 1998, investments with an aggregate carrying value of $4,378 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                                 REALIZED
                                              ------------------------------------------
                                                          YEAR ENDED DECEMBER 31
                                                  1998           1997             1996
                                             -------------------------------------------
 Debt securities                               $ 13,897        $  7,168         $ (2,594)
 Common stock                                        60               -              244
 Preferred stock                                    170              (7)             (44)
 Short-term investments                             (41)             (6)            (115)
 Mortgage loans on real estate                      325             287          (12,415)
 Real estate                                      3,967           4,059                -
 Other invested assets                            2,859           5,035            6,872
                                             -------------------------------------------
                                                 21,237          16,536           (8,052)

 Tax effect                                          20            (747)              87
 Transfer to interest maintenance reserve       (17,487)        (14,958)          (4,142)
                                             -------------------------------------------
 Total realized gains (losses)                 $  3,770        $    831         $(12,107)
                                             ===========================================

                                                       CHANGE IN UNREALIZED
                                             -------------------------------------------
                                                          YEAR ENDED DECEMBER 31
                                                  1998           1997             1996
                                             -------------------------------------------
 Debt securities                                 $ 323         $56,129         $(87,888)
 Equity securities                                 (38)             21             (190)
                                             ------------------------------------------
 Change in unrealized appreciation
  (depreciation)                                 $ 285         $56,150         $(88,078)
                                             ==========================================

Gross unrealized gains and gross unrealized losses on equity securities at December 31, 1998, 1997 and 1996 were as follows:

                                                        YEAR ENDED DECEMBER 31
                                                  1998           1997            1996
                                             -------------------------------------------
 Unrealized gains                               $   -          $  38            $  16
 Unrealized losses                                (12)           (12)             (11)
                                             -------------------------------------------
 Net unrealized gains (losses)                  $ (12)         $  26            $   5
                                             ===========================================

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


3.  INVESTMENTS (CONTINUED)

During 1998, the Company issued mortgage loans with interest rates ranging from 6.55% to 8.49%. The maximum percentage of any one loan to the value of the underlying real estate at origination was 79%. No mortgage loans were non-income producing for the previous twelve months and, accordingly, no accrued interest related to these mortgage loans was excluded from investment income. The Company requires all mortgage loans to carry fire insurance equal to the value of the underlying property.

During 1998, 1997 and 1996, there were $2,796, $4,427 and $28,929, respectively, in foreclosed mortgage loans that were transferred to real estate. At December 31, 1998 and 1997, the Company held a mortgage loan loss reserve in the asset valuation reserve of $34,083 and $20,191, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

              GEOGRAPHIC DISTRIBUTION                             Property Type Distribution
--------------------------------------------------       -------------------------------------------
                                   DECEMBER 31                                       DECEMBER 31
                                 1998       1997                                   1998       1997
                               -------------------                               -------------------
South Atlantic                    22%        20%         Office                      37%        30%
Mid-Atlantic                      20         16          Industrial                  29         13
E. North Central                  20         16          Retail                      24         19
Pacific                            9         20          Apartment                    4         23
W. South Central                   9          2          Agricultural                 2          -
New England                        8          7          Other                        4         15
Mountain                           7         15
E. South Central                   3          2
W. North Central                   2          2

At December 31, 1998, the Company had no investments, excluding U. S. Government guaranteed or insured issues, which individually represented more than ten percent of capital and surplus and the asset valuation reserve.

The Company utilized an interest rate swap agreement as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


3.  INVESTMENTS (CONTINUED)

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

At December 31, 1998, the Company held no derivative instruments. At December 31, 1998 and 1997, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                    NOTIONAL AMOUNT
                                                               --------------------------
                                                                   1998          1997
                                                               --------------------------
 Derivative securities:
  Interest rate swaps:
   Receive fixed - pay floating                                  $74,588        $50,800

4.  REINSURANCE

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts for the year ended December 31:

                                             1998            1997             1996
                                         --------------------------------------------
 Direct premiums                         $1,183,777       $1,309,731       $1,185,163
 Reinsurance assumed                          6,415            6,905            9,962
 Reinsurance ceded                           (2,539)          (5,268)         (29,141)
                                         --------------------------------------------
 Net premiums earned                     $1,187,653       $1,311,368       $1,165,984
                                         ============================================

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)


4.  REINSURANCE (CONTINUED)

The Company received reinsurance recoveries in the amounts of $2,493, $1,992 and $1,758 during 1998, 1997 and 1996, respectively.

The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1998 and 1997 of $143,819 and $153,092, respectively.

On December 31, 1993, the Company and MONY entered into an assumption reinsurance agreement whereby all of the general account liabilities were novated to the Company from MONY as state approvals were received.

In accordance with the agreement, MONY will receive payments relating to the performance of the assets and liabilities that exist at the date of closing for a period of nine years. These payments will be reduced for certain administrative expenses as defined in the agreement. The Company will recognize operating gains and losses on renewal premiums received after December 31, 1993 of the business in-force at December 31, 1993, and on all new business written after that date. At the end of nine years from the date of closing, the Company will purchase from MONY the remaining transferred business inforce based upon a formula described in the agreement. At December 31, 1998 and 1997, the Company owed MONY $52,837 and $56,952, respectively, which represents the amount earned by MONY under the gain sharing calculation and certain fees for investment management services for the respective years.

In connection with the transaction, MONY purchased $150,000 and $50,000 in Series A and Series B notes, respectively, of AEGON. The proceeds were used to enhance the surplus of the Company. Both the Series A and Series B notes bear a market rate of interest and mature in nine years from the date of closing.

AEGON provides general and administrative services for the transferred business under a related agreement with MONY. The agreement specifies prescribed rates for expenses to administer the business up to certain levels. In addition, AEGON also provides investment management services on the assets underlying the new business written by the Company while MONY continues to provide investment management services for assets supporting the remaining policy liabilities which were transferred at December 31, 1993.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


5.  INCOME TAXES

For federal income tax purposes, the Company joins in a consolidated tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains (losses) on investments primarily due to differences in the statutory and tax treatment of certain investments, deferred policy acquisition costs, stock options exercised, dividends received deduction, carryforward (utilization) of operating loss, IMR amortization, and certain adjustments related to the agreement between MONY and the Company. These adjustments caused the Company to calculate federal income tax expense using alternative minimum tax requirements in 1998.

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to net realized capital gains (losses) on investments due to the agreement between MONY and the Company, as discussed in
Note 4 to the financial statements. In accordance with this agreement, these gains and losses are included in the net payments MONY will receive relating to the performance of the assets that existed at the date of closing. Accordingly, income taxes relating to gains and losses on such assets are not provided for on the income tax return filed by the Company.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($2,427 at December 31, 1998). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $849.

At December 31, 1998, the Company had net operating loss carryforwards of approximately $8,514 which expire through 2011.

In 1998, the Company reached a final settlement with the Internal Revenue Service for years 1993 through 1995 resulting in no tax due or refunded.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


6.  POLICY AND CONTRACT ATTRIBUTES

A portion of the Company's policy reserves and other policyholders' funds relate to liabilities established on a variety of the Company's products that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:

                                                                            DECEMBER 31
                                                                1998                              1997
                                                    ----------------------------     ----------------------------
                                                                     PERCENT OF                       PERCENT OF
                                                         AMOUNT        TOTAL               AMOUNT       TOTAL
                                                    ----------------------------     ----------------------------
 Subject to discretionary withdrawal with
  market value adjustment                            $   912,692           9%           $  910,528           9%
 Subject to discretionary withdrawal at book
  value less surrender charge                          1,013,495          10             1,045,807          11
 Subject to discretionary withdrawal at
  market value                                         3,678,649          34             2,950,639          30
 Subject to discretionary withdrawal at book
  value (minimal or no charges or adjustments)         2,666,670          25             2,616,308          27
 Not subject to discretionary withdrawal
  provision                                            2,416,602          22             2,317,823          23
                                                     --------------------------        -------------------------
                                                      10,688,108         100%            9,841,105         100%
                                                                      =========                         ========
 Less reinsurance ceded                                  143,475                           152,726
                                                     ----------                         ----------
 Total policy reserves on annuities and
  deposit fund liabilities                           $10,544,633                        $9,688,379
                                                     ===========                        ==========

Separate and variable account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. Information regarding the separate accounts of the Company as of and for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                           GUARANTEED       NON-GUARANTEED
                                            SEPARATE           SEPARATE
                                             ACCOUNT            ACCOUNT        TOTAL
                                         ----------------------------------------------
 Premiums, deposits and other
  considerations for the year ended
  December 31, 1998                        $   84,150       $  767,676      $  851,826
                                         ==============================================

 Reserves for separate accounts with
  assets as of December 31, 1998 at:
  Fair value                               $2,350,983       $3,461,715      $5,812,698
  Amortized cost                              595,738                -         595,738
                                         ----------------------------------------------
 Total                                     $2,946,721       $3,461,715      $6,408,436
                                         ==============================================

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


6.  POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

                                               GUARANTEED       NON-GUARANTEED
                                                SEPARATE           SEPARATE
                                                 ACCOUNT            ACCOUNT        TOTAL
                                             ----------------------------------------------
 Premiums, deposits and other
  considerations for the year ended
  December 31, 1997                           $  147,638       $  648,056       $  795,694
                                             ==============================================

 Reserves for separate accounts with
  assets as of December 31, 1997 at:
  Fair value                                  $2,204,931       $2,767,245       $4,972,176
  Amortized cost                                 622,703                -          622,703
                                             ----------------------------------------------
 Total                                        $2,827,634       $2,767,245       $5,594,879
                                             ==============================================

 Premiums, deposits and other
  considerations for the year ended
  December 31, 1996                           $        -       $  747,506       $  747,506
                                             ==============================================

 Reserves for separate accounts with
  assets as of December 31, 1996 at:
  Fair value                                  $2,022,843       $2,178,445       $4,201,288
  Amortized cost                                 613,565                -          613,565
                                             ----------------------------------------------
 Total                                        $2,636,408       $2,178,445       $4,814,853
                                             ==============================================

There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of separate account liabilities on these products, by withdrawal characteristics, is summarized as follows:

                                               GUARANTEED       NON-GUARANTEED
                                                SEPARATE           SEPARATE
                                                 ACCOUNT            ACCOUNT        TOTAL
                                             ----------------------------------------------
 DECEMBER 31, 1998
 Subject to discretionary withdrawal
  with market value adjustment                $  345,379       $        -       $  345,379
 Subject to discretionary withdrawal at
  book value less surrender charge               250,359                -          250,359
 Subject to discretionary withdrawal at
  market value                                   216,935        3,461,715        3,678,650
 Not subject to discretionary withdrawal       2,134,048                -        2,134,048
                                             ----------------------------------------------
                                              $2,946,721       $3,461,715       $6,408,436
                                             ==============================================

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


6.  POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

                                                GUARANTEED      NON-GUARANTEED
                                                 SEPARATE          SEPARATE
                                                 ACCOUNT            ACCOUNT        TOTAL
                                             -----------------------------------------------
DECEMBER 31, 1997
 Subject to discretionary withdrawal
  with market value adjustment                 $  358,061         $       -       $  358,061
 Subject to discretionary withdrawal at
  book value less surrender charge                264,642                  -         264,642
 Subject to discretionary withdrawal at
  market value                                    180,802          2,767,245       2,948,047
 Not subject to discretionary withdrawal        2,024,129                  -       2,024,129
                                             ------------------------------------------------
                                               $2,827,634         $2,767,245      $5,594,879
                                             ================================================

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                    1998         1997          1996
                                                               --------------------------------------
Transfers as reported in the summary of operations of
 the separate accounts annual statement:
  Transfers to separate accounts                                 $851,826      $795,663      $747,677
  Transfers from separate accounts                                723,321       767,049       505,592
                                                               --------------------------------------
 Net transfers to separate accounts                               128,505        28,614       242,085

 Reconciling adjustments - HUB level fees not paid to
  AUSA general account                                              1,317        13,756        13,520
  Fees paid to external fund manager                                    -           120            67
  Assumption of liabilities via merger of FPLH                      1,088             -             -
                                                               --------------------------------------
 Net adjustments                                                    2,405        13,876        13,587
                                                               --------------------------------------
 Transfers as reported in the summary of operations of
  the life, accident and health annual statement                 $130,910      $ 42,490      $255,672
                                                               ======================================

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 1998 and 1997, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


6.  POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

                                                      GROSS       LOADING       NET
                                                    --------------------------------
DECEMBER 31, 1998
 Ordinary direct first year business                  $  351       $  339     $   12
 Ordinary direct renewal business                      6,760        1,087      5,673
 Group life direct business                              851          482        369
 Credit life                                              37            -         37
 Reinsurance ceded                                        (6)           -         (6)
                                                    --------------------------------
                                                       7,993        1,908      6,085
 Accident and health:
  Direct                                                 363            -        363
  Reinsurance ceded                                      (40)           -        (40)
                                                    --------------------------------
 Total accident and health                               323            -        323
                                                    --------------------------------
                                                      $8,316       $1,908     $6,408
                                                    ================================
 DECEMBER 31, 1997
 Ordinary direct first year business                  $  460       $  336     $  124
 Ordinary direct renewal business                      6,138        1,081      5,057
 Group life direct business                            1,267          433        834
 Credit life                                              41            -         41
 Reinsurance ceded                                       (14)           -        (14)
                                                    --------------------------------
                                                       7,892        1,850      6,042
 Accident and health:
  Direct                                                 325            -        325
  Reinsurance ceded                                      (51)           -        (51)
                                                    --------------------------------
 Total accident and health                               274            -        274
                                                    --------------------------------
                                                      $8,166       $1,850     $6,316
                                                    ================================

At December 31, 1998 and 1997, the Company had insurance in force aggregating $474,471 and $597,855, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Department of Insurance of the State of New York. The Company established policy reserves of $1,348 and $1,476 to cover these deficiencies at December 31, 1998 and 1997, respectively.

7.  DIVIDEND RESTRICTIONS

The Company is subject to certain limitations relative to statutory surplus, imposed by the State of New York, on the payment of dividends to its parent company.

The Company paid dividends to its parent of $8,000 in 1998. The Company is not entitled to pay out any dividends in 1999 without prior approval.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


8.  RETIREMENT AND COMPENSATION PLANS

The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the FASB 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. The Company was allocated $4, $0 and $13 of pension expense for the years ended December 31, 1998, 1997 and 1996, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. The Company was allocated $9, $12 and $21 of expense for the years ended December 31, 1998, 1997 and 1996, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $4, $2 and $2 for the years ended December 31, 1998, 1997 and 1996, respectively.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


9.  RELATED PARTY TRANSACTIONS

In accordance with an agreement between AEGON and the Company, AEGON will ensure the maintenance of certain minimum tangible net worth, operating leverage and liquidity levels of the Company, as defined in the agreement, through the contribution of additional capital by the Company's parent as needed.

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1998, 1997 and 1996, the Company paid $5,650, $7,330 and $5,739, respectively, for these services, which approximates their costs to the affiliates.

Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate of 4.95% at December 31, 1998. During 1998, 1997 and 1996, the Company paid net interest of $232, $142 and $29, respectively, to affiliates.


10. COMMITMENTS AND CONTINGENCIES

The Company has issued Trust GIC contracts to plan sponsors totaling $153,146 at December 31, 1998, pursuant to terms under which the plan sponsor retains ownership of the assets related to these contracts. The Company guarantees benefit responsiveness in the event that plan benefit requests and other contractual commitments exceed plan cash flows. The plan sponsor agrees to reimburse the Company for such benefit payments with interest, either at a fixed or floating rate, from future plan and asset cash flows. In return for this guarantee, the Company receives a premium which varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow matching. The assets and liabilities relating to such contracts are not recognized in the Company's statutory-basis financial statements.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. In accordance with the purchase agreement, assessments related to periods prior to the purchase of the Company will be paid by Dreyfus and assessments attributable to business reinsured from MONY for premiums received prior to the date of the transaction will be paid by MONY (see
Note 1). The Company will be responsible for assessments, if any, attributable to premium income after the date of purchase. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The guaranty fund expense was $126, $586 and $246 for the years ended December 31, 1998, 1997 and 1996, respectively.


11. YEAR 2000 (UNAUDITED)

The term Year 2000 issue generally refers to the improper processing of dates and incorrect date calculations that might occur in computer software and hardware and embedded systems as the Year 2000 is approached. The use of computer programs that rely on two-digit date fields to perform computations and decision-making functions may cause systems to malfunction when processing information involving dates after 1999. For example, any computer software that has date-sensitive coding might recognize a code of 00 as the year 1900 rather than the year 2000.

The Company has developed a Year 2000 Project Plan (the Plan) to address the Year 2000 issue as it affects the Company's internal Information Technology ("IT") and non-IT systems, and to assess Year 2000 issues relating to third parties with whom the Company has critical relationships.

The Plan for addressing internal systems generally includes an assessment of internal IT and non-IT systems and equipment affected by the Year 2000 issue; definition of strategies to address affected systems and equipment; remediation of identified systems and equipment; internal testing and certification that each internal system is Year 2000 compliant; and a review of existing and revised business resumption and contingency plans to address potential Year 2000 issues. The Company has remediated and tested substantially all of its mission-critical internal IT systems as of December 31, 1998. The Company continues to remediate and test certain non-critical internal IT systems, internal non-IT systems and will continue with a revalidation testing program throughout 1999.

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


11. YEAR 2000 (UNAUDITED) (CONTINUED)

The Company's Year 2000 issues are more complex because a number of its systems interface with other systems not under the Company's control. The Company's most significant interfaces and uses of third-party vendor systems are in the bank, financial services and trust areas. The Company utilizes various banks to handle numerous types of financial and sales transactions. Several of these banks also provide trustee and custodial services for the Company's investment holdings and transactions. These services are critical to a financial services company such as the Company as its business centers around cash receipts and disbursements to policyholders and the investment of policyholder funds. The Company has received written confirmation from its vendor banks regarding their status on Year 2000. The banks indicate their dedication to resolving any Year 2000 issues related to their systems and services prior to December 31, 1999. The Company anticipates that a considerable effort will be necessary to ensure that its corrected or new systems can properly interface with those business partners with whom it transmits and receives data and other information (external systems). The Company has undertaken specific testing regimes with these third-party business partners and expects to continue working with its business partners on any interfacing of systems. However, the timing of external system compliance cannot currently be predicted with accuracy because the implementation of Year 2000 readiness will vary from one company to another.

The Company does have some exposure to date-sensitive embedded technology such as micro-controllers, but the Company views this exposure as minimal. Unlike other industries that may be equipment intensive, like manufacturing, the Company is a life insurance and financial services organization providing insurance, annuities and pension products to its customers. As such, the primary equipment and electronic devices in use are computers and telephone related equipment. This type of hardware can have date-sensitive embedded technology which could have Year 2000 problems. Because of this exposure, the Company has reviewed its computer hardware and telephone systems, with assistance from the applicable vendors, and has upgraded, or replaced, or is in the process of replacing any equipment that will not properly process date-sensitive data in the Year 2000 or beyond.

For the Company, a reasonably likely worst case scenario might include one or more of the Company's significant policyholder systems being non-compliant. Such an event could result in a material disruption of the Company's operations. Specifically, a number of the Company's operations could experience an interruption in the ability to collect and process premiums or deposits, process claim payments, accurately maintain policyholder information, accurately maintain accounting records, and/or perform adequate customer service. Should the worst case scenario occur, it could, dependent upon its duration, have a material impact on the Company's business and financial condition. Simple failures can

                       AUSA Life Insurance Company, Inc.

                            (Dollars in thousands)


11. YEAR 2000 (UNAUDITED) (CONTINUED)

be repaired and returned to production within a matter of hours with no material impact. Unanticipated failures with a longer service disruption period could have a more serious impact. For this reason, the Company is placing significant emphasis on risk management and Year 2000 business resumption contingency planning in 1999 by modifying its existing business resumption and disaster recovery plans to address potential Year 2000 issues.

The actions taken by management under the Year 2000 Project Plans are intended to significantly reduce the Company's risk of a material business interruption based on the Year 2000 issues. It should be noted that the Year 2000 computer problem, and its resolution, is complex and multifaceted, and any company's success cannot be conclusively known until the Year 2000 is reached. In spite of its efforts or results, the Company's ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond our knowledge or control. It is anticipated that there may be problems that will have to be resolved in the ordinary course of business on and after the Year 2000. However, the Company does not believe that the problems will have a material adverse affect on the Company's operations or financial condition.

                              Financial Statements

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                          Year ended December 31, 1998
                       with Report of Independent Auditors

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                              Financial Statements


                          Year ended December 31, 1998




                                    Contents

Report of Independent Auditors.................................................1

Financial Statements

Balance Sheet..................................................................2
Statement of Operations........................................................6
Statements of Changes in Contract Owners' Equity..............................10
Notes to Financial Statements.................................................14

                         Report of Independent Auditors




The Board of Directors and Contract Owners of The Endeavor Variable Annuity,
AUSA Life Insurance Company, Inc.


We have audited the accompanying balance sheet of the subaccounts of AUSA Endeavor Variable Annuity Account, which are available for investment by The Endeavor Variable Annuity contract owners, as of December 31, 1998, and the related statements of operations for the year then ended and changes in contract owners' equity for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of mutual fund shares owned as of December 31, 1998 by correspondence with the mutual funds' transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the subaccounts of the AUSA Endeavor Variable Annuity Account, which are available for investment by The Endeavor Variable Annuity contract owners, at December 31, 1998, and the results of its operations for the year then ended and changes in its contract owners' equity for each of the two years in the period then ended in conformity with generally accepted accounting principles.



Des Moines, Iowa
January 29, 1999

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                                  Balance Sheet

                                December 31, 1998



                                                                    Total
                                                                ---------------
Assets
Investments in mutual funds, at current market value:
   Endeavor Series Trust:
     Endeavor Money Market Portfolio                             $  1,326,568
     Endeavor Asset Allocation Portfolio                            5,652,912
     T. Rowe Price International Stock Portfolio                    7,661,121
     Endeavor Value Equity Portfolio                                8,353,188
     Dreyfus Small Cap Value Portfolio                              5,420,157
     Dreyfus U. S. Government Securities Portfolio                  2,273,520
     T. Rowe Price Equity Income Portfolio                          7,949,358
     T. Rowe Price Growth Stock Portfolio                           7,381,845
     Endeavor Opportunity Value Portfolio                           1,149,335
     Endeavor Enhanced Index Portfolio                              1,908,702
   WRL Series Fund, Inc.:
     Growth Portfolio                                              20,890,222
                                                                ---------------
Total investments in mutual funds                                  69,966,928
                                                                ---------------
Total assets                                                      $69,966,928
                                                                ===============

Liabilities and contract owners' equity
Liabilities:
   Contract terminations payable                                $       1,118
                                                                ---------------
Total liabilities                                                       1,118

Contract owners' equity:
   Deferred annuity contracts terminable by owners                 69,965,810
                                                                ---------------
Total liabilities and contract owners' equity                     $69,966,928
                                                                ===============



See accompanying notes.

                                                         Endeavor Money       Endeavor Asset     T. Rowe Price
                                                             Market             Allocation       International
                                                           Subaccount           Subaccount     Stock Subaccount
                                                         -------------------------------------------------------
Assets
Investments in mutual funds, at current market value:
   Endeavor Series Trust:
     Endeavor Money Market Portfolio                          $1,326,568       $        -         $        -
     Endeavor Asset Allocation Portfolio                               -        5,652,912                  -
     T. Rowe Price International Stock Portfolio                       -                -          7,661,121
     Endeavor Value Equity Portfolio                                   -                -                  -
     Dreyfus Small Cap Value Portfolio                                 -                -                  -
     Dreyfus U. S. Government Securities Portfolio                     -                -                  -
     T. Rowe Price Equity Income Portfolio                             -                -                  -
     T. Rowe Price Growth Stock Portfolio                              -                -                  -
     Endeavor Opportunity Value Portfolio                              -                -                  -
     Endeavor Enhanced Index Portfolio                                 -                -                  -
   WRL Series Fund, Inc.:
     Growth Portfolio                                                  -                -                  -
                                                         -------------------------------------------------------
Total investments in mutual funds                              1,326,568        5,652,912          7,661,121
                                                         -------------------------------------------------------
Total assets                                                  $1,326,568       $5,652,912         $7,661,121
                                                         =======================================================

Liabilities and contract owners' equity
Liabilities:
   Contract terminations payable                         $             8       $       62         $       76
                                                         -------------------------------------------------------
Total liabilities                                                      8               62                 76

Contract owners' equity:
   Deferred annuity contracts terminable by owners             1,326,560        5,652,850          7,661,045
                                                         =======================================================
Total liabilities and contract owners' equity                 $1,326,568       $5,652,912         $7,661,121
                                                         =======================================================


                                                              Endeavor      Dreyfus Small
                                                            Value Equity      Cap Value
                                                             Subaccount      Subaccount
                                                         ----------------------------------
Assets
Investments in mutual funds, at current market value:
   Endeavor Series Trust:
     Endeavor Money Market Portfolio                         $        -       $        -
     Endeavor Asset Allocation Portfolio                              -                -
     T. Rowe Price International Stock Portfolio                      -                -
     Endeavor Value Equity Portfolio                          8,353,188                -
     Dreyfus Small Cap Value Portfolio                                -        5,420,157
     Dreyfus U. S. Government Securities Portfolio                    -                -
     T. Rowe Price Equity Income Portfolio                            -                -
     T. Rowe Price Growth Stock Portfolio                             -                -
     Endeavor Opportunity Value Portfolio                             -                -
     Endeavor Enhanced Index Portfolio                                -                -
   WRL Series Fund, Inc.:
     Growth Portfolio                                                 -                -
                                                         ----------------------------------
Total investments in mutual funds                             8,353,188        5,420,157
                                                         ----------------------------------
Total assets                                                 $8,353,188       $5,420,157
                                                         ==================================

Liabilities and contract owners' equity
Liabilities:
   Contract terminations payable                             $      237       $      302
                                                         ----------------------------------
Total liabilities                                                   237              302

Contract owners' equity:
   Deferred annuity contracts terminable by owners            8,352,951        5,419,855
                                                         ==================================
Total liabilities and contract owners' equity                $8,353,188       $5,420,157
                                                         ==================================

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                            Balance Sheet (continued)




                                                                  Dreyfus U. S.
                                                                   Government
                                                                   Securities
                                                                   Subaccount
                                                                 --------------
Assets
Investments in mutual funds, at current market value:
   Endeavor Series Trust:
     Endeavor Money Market Portfolio                             $           -
     Endeavor Asset Allocation Portfolio                                     -
     T. Rowe Price International Stock Portfolio                             -
     Endeavor Value Equity Portfolio                                         -
     Dreyfus Small Cap Value Portfolio                                       -
     Dreyfus U. S. Government Securities Portfolio                   2,273,520
     T. Rowe Price Equity Income Portfolio                                   -
     T. Rowe Price Growth Stock Portfolio                                    -
     Endeavor Opportunity Value Portfolio                                    -
     Endeavor Enhanced Index Portfolio                                       -
   WRL Series Fund, Inc.:
     Growth Portfolio                                                        -
                                                                 --------------
Total investments in mutual funds                                    2,273,520
                                                                 ==============
Total assets                                                        $2,273,520
                                                                 ==============

Liabilities and contract owners' equity
Liabilities:
   Contract terminations payable                                 $          10
                                                                 --------------
Total liabilities                                                           10

Contract owners' equity:
   Deferred annuity contracts terminable by owners                   2,273,510
                                                                 ==============
Total liabilities and contract owners' equity                       $2,273,520
                                                                 ==============



See accompanying notes.

                                                              T. Rowe Price    T. Rowe Price          Endeavor
                                                              Equity Income     Growth Stock     Opportunity Value
                                                                Subaccount       Subaccount          Subaccount
                                                          ----------------------------------------------------------
Assets
Investments in mutual funds, at current market value:
   Endeavor Series Trust:
     Endeavor Money Market Portfolio                      $             -        $        -          $        -
     Endeavor Asset Allocation Portfolio                                -                 -                   -
     T. Rowe Price International Stock Portfolio                        -                 -                   -
     Endeavor Value Equity Portfolio                                    -                 -                   -
     Dreyfus Small Cap Value Portfolio                                  -                 -                   -
     Dreyfus U. S. Government Securities Portfolio                      -                 -                   -
     T. Rowe Price Equity Income Portfolio                      7,949,358                 -                   -
     T. Rowe Price Growth Stock Portfolio                               -         7,381,845                   -
     Endeavor Opportunity Value Portfolio                               -                 -           1,149,335
     Endeavor Enhanced Index Portfolio                                  -                 -                   -
   WRL Series Fund, Inc.:
     Growth Portfolio                                                   -                 -                   -
                                                          ----------------------------------------------------------
Total investments in mutual funds                               7,949,358         7,381,845           1,149,335
                                                          ==========================================================
Total assets                                                   $7,949,358        $7,381,845          $1,149,335
                                                          ==========================================================

Liabilities and contract owners' equity
Liabilities:
   Contract terminations payable                          $            74        $      126          $       19
                                                          ----------------------------------------------------------
Total liabilities                                                      74               126                  19

Contract owners' equity:
   Deferred annuity contracts terminable by owners              7,949,284         7,381,719           1,149,316
                                                          ==========================================================
Total liabilities and contract owners' equity                  $7,949,358        $7,381,845          $1,149,335
                                                          ==========================================================


                                                                Endeavor
                                                             Enhanced Index       Growth
                                                               Subaccount       Subaccount
                                                          -----------------------------------
Assets
Investments in mutual funds, at current market value:
   Endeavor Series Trust:                                      $        -      $
     Endeavor Money Market Portfolio                                    -                -
     Endeavor Asset Allocation Portfolio                                -                -
     T. Rowe Price International Stock Portfolio                        -                -
     Endeavor Value Equity Portfolio                                    -                -
     Dreyfus Small Cap Value Portfolio                                  -                -
     Dreyfus U. S. Government Securities Portfolio                      -                -
     T. Rowe Price Equity Income Portfolio                              -                -
     T. Rowe Price Growth Stock Portfolio                               -                -
     Endeavor Opportunity Value Portfolio                               -                -
     Endeavor Enhanced Index Portfolio                          1,908,702                -
   WRL Series Fund, Inc.:
     Growth Portfolio                                                   -       20,890,222
                                                          -----------------------------------
Total investments in mutual funds                               1,908,702       20,890,222
                                                          ===================================
Total assets                                                   $1,908,702      $20,890,222
                                                          ===================================

Liabilities and contract owners' equity
Liabilities:
   Contract terminations payable                               $       17      $       187
                                                          -----------------------------------
Total liabilities                                                      17              187

Contract owners' equity:
   Deferred annuity contracts terminable by owners              1,908,685       20,890,035
                                                          ===================================
Total liabilities and contract owners' equity                  $1,908,702      $20,890,222
                                                          ===================================

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                             Statement of Operations

                          Year ended December 31, 1998



                                                                        Total
                                                                    -----------
Net investment income (loss)
   Income:
     Dividends                                                      $ 2,278,713
   Expenses:
     Administrative fee                                                  29,892
     Mortality and expense risk charge                                  787,827
                                                                    -----------
Net investment income (loss)                                          1,460,994

Net realized and unrealized capital gain (loss) from investments
   Net realized capital gain from sales of investments:
     Proceeds from sales                                              8,259,766
     Cost of investments sold                                         6,075,818
                                                                    -----------
   Net realized capital gain from sales of investments                2,183,948

Net change in unrealized appreciation (depreciation) of investments:
   Beginning of the period                                            4,604,053
   End of the period                                                 12,505,236
                                                                    -----------
Net change in unrealized appreciation (depreciation) of investments   7,901,183
                                                                    -----------
Net realized and unrealized capital gain (loss) from investments     10,085,131
                                                                    -----------
Increase (decrease) from operations                                 $11,546,125
                                                                    ===========

See accompanying notes.

                                                                          Endeavor Money    Endeavor Asset     T. Rowe Price
                                                                              Market          Allocation       International
                                                                            Subaccount        Subaccount      Stock Subaccount
                                                                         -------------------------------------------------------
Net investment income (loss)
   Income:
     Dividends                                                              $  44,168          $481,730          $  97,670
   Expenses:
     Administrative fee                                                           372             2,644              3,505
     Mortality and expense risk charge                                         12,567            67,293             95,343
                                                                         -------------------------------------------------------
Net investment income (loss)                                                   31,229           411,793             (1,178)

Net realized and unrealized capital gain (loss) from investments
   Net realized capital gain from sales of investments:
     Proceeds from sales                                                      473,509           588,460            909,942
     Cost of investments sold                                                 473,509           369,236            722,979
                                                                         -------------------------------------------------------
   Net realized capital gain from sales of investments                              -           219,224            186,963

Net change in unrealized appreciation (depreciation) of investments:
   Beginning of the period                                                          -           710,551            159,780
   End of the period                                                                -           822,028            812,805
                                                                         -------------------------------------------------------
Net change in unrealized appreciation (depreciation) of investments                 -           111,477            653,025
                                                                         -------------------------------------------------------
Net realized and unrealized capital gain (loss) from investments                    -           330,701            839,988
                                                                         -------------------------------------------------------
Increase (decrease) from operations                                         $  31,229          $742,494           $838,810
                                                                         =======================================================

                                                                             Endeavor      Dreyfus Small
                                                                           Value Equity      Cap Value
                                                                             Subaccount      Subaccount
                                                                         --------------------------------
Net investment income (loss)
   Income:
     Dividends                                                             $   211,884        $ 646,835
   Expenses:
     Administrative fee                                                          3,917            2,915
     Mortality and expense risk charge                                         105,117           67,416
                                                                         --------------------------------
Net investment income (loss)                                                   102,850          576,504

Net realized and unrealized capital gain (loss) from investments
   Net realized capital gain from sales of investments:
     Proceeds from sales                                                       997,731          550,950
     Cost of investments sold                                                  670,049          502,881
                                                                         --------------------------------
   Net realized capital gain from sales of investments                         327,682           48,069

Net change in unrealized appreciation (depreciation) of investments:
   Beginning of the period                                                   1,057,390          504,537
   End of the period                                                           958,553         (325,370)
                                                                         --------------------------------
Net change in unrealized appreciation (depreciation) of investments            (98,837)        (829,907)
                                                                         --------------------------------
Net realized and unrealized capital gain (loss) from investments               228,845         (781,838)
                                                                         --------------------------------
Increase (decrease) from operations                                        $   331,695        $(205,334)
                                                                         ================================

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                       Statement of Operations (continued)




                                                                   Dreyfus U. S.
                                                                    Government
                                                                    Securities
                                                                    Subaccount
                                                                    ----------
Net investment income (loss)
   Income:
     Dividends                                                      $ 56,102
   Expenses:
     Administrative fee                                                  890
     Mortality and expense risk charge                                24,291
                                                                    ----------
Net investment income (loss)                                          30,921

Net realized and unrealized capital gain (loss) from investments
   Net realized capital gain from sales of investments:
     Proceeds from sales                                             125,201
     Cost of investments sold                                        118,550
                                                                    ----------
   Net realized capital gain from sales of investments                 6,651

Net change in unrealized appreciation (depreciation) of investments:
   Beginning of the period                                            65,432
   End of the period                                                 126,060
                                                                    ----------
Net change in unrealized appreciation (depreciation) of investments   60,628
                                                                    ----------
Net realized and unrealized capital gain (loss) from investments      67,279
                                                                    ----------
Increase (decrease) from operations                                 $ 98,200
                                                                    ==========

See accompanying notes.

                                                                            T. Rowe Price    T. Rowe Price         Endeavor
                                                                           Equity  Income     Growth Stock     Opportunity Value
                                                                             Subaccount        Subaccount         Subaccount
                                                                         ---------------------------------------------------------
Net investment income (loss)
   Income:
     Dividends                                                             $   324,655        $  235,873          $  10,421
   Expenses:
     Administrative fee                                                          3,390             2,650                422
     Mortality and expense risk charge                                          95,214            76,708             14,779
                                                                         ---------------------------------------------------------
Net investment income (loss)                                                   226,051           156,515             (4,780)

Net realized and unrealized capital gain (loss) from investments
   Net realized capital gain from sales of investments:
     Proceeds from sales                                                       830,323           807,578            583,296
     Cost of investments sold                                                  561,233           507,697            460,984
                                                                         ---------------------------------------------------------
   Net realized capital gain from sales of investments                         269,090           299,881            122,312

Net change in unrealized appreciation (depreciation) of investments:
   Beginning of the period                                                   1,045,433           762,948             80,372
   End of the period                                                         1,032,364         1,627,770             40,842
                                                                         ---------------------------------------------------------
Net change in unrealized appreciation (depreciation) of investments            (13,069)          864,822            (39,530)
                                                                         ---------------------------------------------------------
Net realized and unrealized capital gain (loss) from investments               256,021         1,164,703             82,782
                                                                         ---------------------------------------------------------
Increase (decrease) from operations                                        $   482,072        $1,321,218          $  78,002
                                                                         =========================================================
                                                                              Endeavor
                                                                           Enhanced Index       Growth
                                                                             Subaccount       Subaccount
                                                                         ---------------------------------
Net investment income (loss)
   Income:
     Dividends                                                                $  4,701       $  164,674
   Expenses:
     Administrative fee                                                            385            8,802
     Mortality and expense risk charge                                          18,116          210,983
                                                                         --------------------------------
Net investment income (loss)                                                   (13,800)         (55,111)

Net realized and unrealized capital gain (loss) from investments
   Net realized capital gain from sales of investments:
     Proceeds from sales                                                       462,884        1,929,892
     Cost of investments sold                                                  380,349        1,308,351
                                                                         --------------------------------
   Net realized capital gain from sales of investments                          82,535          621,541

Net change in unrealized appreciation (depreciation) of investments:
   Beginning of the period                                                      17,739          199,871
   End of the period                                                           266,268        7,143,916
                                                                         --------------------------------
Net change in unrealized appreciation (depreciation) of investments            248,529        6,944,045
                                                                         --------------------------------
Net realized and unrealized capital gain (loss) from investments               331,064        7,565,586
                                                                         --------------------------------
Increase (decrease) from operations                                           $317,264       $7,510,475
                                                                         ================================

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                Statements of Changes in Contract Owners' Equity

             Years ended December 31, 1998 and 1997, except as noted



                                                                       Endeavor Money Market               Endeavor Asset
                                                 Total                       Subaccount                 Allocation Subaccount
                                     -----------------------------  -----------------------------  ------------------------------
                                         1998            1997           1998            1997            1998           1997
                                     -----------------------------  -----------------------------  ------------------------------
Operations:
  Net investment income (loss)        $ 1,460,994    $ 1,324,362     $   31,229        $ 31,716      $  411,793      $   (6,560)
  Net realized capital gain             2,183,948        537,309              -               -         219,224         103,940
  Net change in unrealized
     appreciation (depreciation)
     of investments                     7,901,183      2,841,460              -               -         111,477         411,330
                                     -----------------------------  -----------------------------  ------------------------------
Increase (decrease) from operations    11,546,125      4,703,131         31,229          31,716         742,494         508,710

Contract transactions:
  Net contract purchase payments        3,911,835      9,220,861         99,464         333,392         133,924         476,507
  Transfer payments from (to)
     other subaccounts or general
     account                           13,499,242     11,407,256        463,681        (400,679)      1,084,068       1,090,186
  Contract terminations,
     withdrawals and other
     deductions                        (3,590,513)      (558,344)             -               -        (373,106)        (69,404)
                                     -----------------------------  -----------------------------  ------------------------------
Increase (decrease) from contract
  transactions                         13,820,564     20,069,773        563,145         (67,287)        844,886       1,497,289
                                     -----------------------------  -----------------------------  ------------------------------
Net increase (decrease) in
  contract owners' equity              25,366,689     24,772,904        594,374         (35,571)      1,587,380       2,005,999
Contract owners' equity:
  Beginning of the period              44,599,121     19,826,217        732,186         767,757       4,065,470       2,059,471
                                     -----------------------------  -----------------------------  ------------------------------
  End of the period                   $69,965,810    $44,599,121     $1,326,560        $732,186      $5,652,850      $4,065,470
                                     =============================  =============================  ==============================

(1) Commencement of operations, May 1, 1997.

See accompanying notes.


                                       T. Rowe Price International            Endeavor Value                Dreyfus Small Cap
                                            Stock Subaccount                Equity Subaccount               Value Subaccount
                                     --------------------------------  ------------------------------  -----------------------------
                                          1998             1997            1998            1997            1998           1997
                                     --------------------------------  ------------------------------  -----------------------------
Operations:
  Net investment income (loss)         $   (1,178)      $  (36,623)     $  102,850      $   80,572      $  576,504      $  242,637
  Net realized capital gain               186,963           67,267         327,682          95,546          48,069          42,516
  Net change in unrealized
     appreciation (depreciation)
     of investments                       653,025          (76,798)        (98,837)        708,617        (829,907)        225,752
                                     --------------------------------  ------------------------------  -----------------------------
Increase (decrease) from operations       838,810          (46,154)        331,695         884,735        (205,334)        510,905

Contract transactions:
  Net contract purchase payments          236,000        1,358,284         352,811       1,004,197         289,404         847,169
  Transfer payments from (to)
     other subaccounts or general
     account                            1,092,159        1,831,294       1,879,751       1,750,664       1,356,749       1,086,084
  Contract terminations,
     withdrawals and other
     deductions                          (342,661)         (80,849)       (431,951)        (72,413)       (268,863)        (50,547)
                                     --------------------------------  ------------------------------  -----------------------------
Increase (decrease) from contract
  transactions                            985,498        3,108,729       1,800,611       2,682,448       1,377,290       1,882,706
                                     --------------------------------  ------------------------------  -----------------------------
Net increase (decrease) in
  contract owners' equity               1,824,308        3,062,575       2,132,306       3,567,183       1,171,956       2,393,611
Contract owners' equity:
  Beginning of the period               5,836,737        2,774,162       6,220,645       2,653,462       4,247,899       1,854,288
                                     --------------------------------  ------------------------------  -----------------------------
  End of the period                    $7,661,045       $5,836,737      $8,352,951      $6,220,645      $5,419,855      $4,247,899
                                     ================================  ==============================  =============================

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

          Statements of Changes in Contract Owners' Equity (continued)


                                      Dreyfus U. S. Government           T. Rowe Price Equity             T. Rowe Price Growth
                                        Securities Subaccount             Income Subaccount                 Stock Subaccount
                                     -----------------------------   ------------------------------    -----------------------------

                                         1998           1997              1998           1997               1998           1997
                                     ------------- ---------------   -------------- ---------------    -------------- --------------

Operations:
  Net investment income (loss)        $   30,921     $   14,013       $  226,051      $   36,130        $  156,515      $  (19,668)
  Net realized capital gain                6,651          2,089          269,090          36,934           299,881          49,473
  Net change in unrealized
     appreciation (depreciation)
     of investments                       60,628         57,997          (13,069)        818,182           864,822         588,861
                                     ------------- ---------------   -------------- ---------------    -------------- --------------

Increase (decrease) from operations       98,200         74,099          482,072         891,246         1,321,218         618,666

Contract transactions:
  Net contract purchase payments          58,235        189,291          653,419       1,328,455           511,952         799,864
  Transfer payments from (to)
     other subaccounts or general
     account                             852,781        415,951        1,474,782       1,479,634         1,984,283         980,121
  Contract terminations,
     withdrawals and other
     deductions                          (64,873)       (15,899)        (402,387)        (69,431)         (369,688)        (19,352)
                                     ------------- ---------------   -------------- ---------------    -------------- --------------

Increase (decrease) from contract
  transactions                           846,143        589,343        1,725,814       2,738,658         2,126,547       1,760,633
                                     ------------- ---------------   -------------- ---------------    -------------- --------------

Net increase (decrease) in
  contract owners' equity                944,343        663,442        2,207,886       3,629,904         3,447,765       2,379,299

Contract owners' equity:
  Beginning of the period              1,329,167        665,725        5,741,398       2,111,494         3,933,954       1,554,655
                                     ------------- ---------------   -------------- ---------------    -------------- --------------

  End of the period                   $2,273,510     $1,329,167       $7,949,284      $5,741,398        $7,381,719      $3,933,954
                                     ============= ===============   ============== ===============    ============== ==============


(1) Commencement of operations, May 1, 1997.



See accompanying notes.

                                             Endeavor Opportunity                    Endeavor Enhanced
                                               Value Subaccount                      Index Subaccount
                                     ------------------------------------    ---------------------------------
                                            1998               1997                1998           1997 (1)
                                     ------------------------------------    ---------------------------------
Operations:
  Net investment income (loss)         $   (4,780)       $   (8,601)            $  (13,800)       $ (2,004)
  Net realized capital gain               122,312             1,784                 82,535           2,767
  Net change in unrealized
     appreciation (depreciation)
     of investments                       (39,530)           80,478                248,529          17,739
                                     ------------------------------------    ---------------------------------
Increase (decrease) from operations        78,002            73,661                317,264          18,502

Contract transactions:
  Net contract purchase payments          225,557           636,399                491,065         299,901
  Transfer payments from (to)
     other subaccounts or general
     account                             (124,265)          127,025                915,841         197,261
  Contract terminations,
     withdrawals and other
     deductions                           (36,368)          (10,388)              (329,609)         (1,540)
                                     ------------------------------------    ---------------------------------
Increase (decrease) from contract
  transactions                             64,924           753,036              1,077,297         495,622
                                     ------------------------------------    ---------------------------------
Net increase (decrease) in
  contract owners' equity                 142,926           826,697              1,394,561         514,124

Contract owners' equity:
  Beginning of the period               1,006,390           179,693                514,124               -
                                     ------------------------------------    ---------------------------------
  End of the period                    $1,149,316        $1,006,390             $1,908,685        $514,124
                                     ====================================    =================================


                                             Growth Subaccount
                                     --------------------------------
                                          1998             1997
                                     --------------------------------
Operations:
  Net investment income (loss)        $   (55,111)    $   992,750
  Net realized capital gain               621,541         134,993
  Net change in unrealized
     appreciation (depreciation)
     of investments                     6,944,045           9,302
                                     --------------------------------
Increase (decrease) from operations     7,510,475       1,137,045

Contract transactions:
  Net contract purchase payments          860,004       1,947,402
  Transfer payments from (to)
     other subaccounts or general
     account                            2,519,412       2,849,715
  Contract terminations,
     withdrawals and other
     deductions                          (971,007)       (168,521)
                                     --------------------------------
Increase (decrease) from contract
  transactions                          2,408,409       4,628,596
                                     --------------------------------
Net increase (decrease) in
  contract owners' equity               9,918,884       5,765,641

Contract owners' equity:
  Beginning of the period              10,971,151       5,205,510
                                     --------------------------------
  End of the period                   $20,890,035     $10,971,151
                                     ================================

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                          Notes to Financial Statements

                                December 31, 1998



1. Organization and Summary of Significant Accounting Policies

Organization

The AUSA Endeavor Variable Annuity Account (the "Mutual Fund Account") is a segregated investment account of AUSA Life Insurance Company, Inc. ("AUSA"), an indirect, wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Mutual Fund Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Mutual Fund Account consists of eleven investment subaccounts, ten of which are invested in specified portfolios of the Endeavor Series Trust and one of which is invested in the WRL Series Fund, Inc. Activity in these eleven investment subaccounts is available to contract owners of The Endeavor Variable Annuity.

The Endeavor Enhanced Index Subaccount commenced operations on May 1, 1997. Effective May 1, 1998, the names of the TCW Money Market, TCW Managed Asset Allocation, Value Equity, Opportunity Value, and Enhanced Index portfolios and subaccounts were changed to Endeavor Money Market, Endeavor Asset Allocation, Endeavor Value Equity, Endeavor Opportunity Value, and Endeavor Enhanced Index portfolios and subaccounts, respectively. The investment advisor of the Endeavor Series Trust is Endeavor Management Co. The investment advisor for the WRL Series Fund, Inc. is WRL Investment Management, Inc., an affiliate of AUSA.

Investments

Net purchase payments received by the Mutual Fund Account for The Endeavor Variable Annuity are invested in the portfolios of the Endeavor Series Trust and the Growth Portfolio of the WRL Series Fund, Inc. (collectively, the "Series Funds"), as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 1998.

Realized capital gains and losses from the sale of shares in the Series Funds are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from the investments in the Series Funds are credited or charged to contract owners' equity.

Dividend Income

Dividends received from the Series Funds' investments are reinvested to purchase additional mutual fund shares.

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                    Notes to Financial Statements (continued)



2. Investments

A summary of the mutual fund investment at December 31, 1998 follows:

                                                                    Net Asset
                                                   Number of        Value Per         Market
                                                  Shares Held         Share            Value            Cost
                                                ----------------- --------------- --------------- ----------------
   Endeavor Series Trust:
     Endeavor Money Market Portfolio              1,326,567.640      $ 1.00        $  1,326,568    $  1,326,568
     Endeavor Asset Allocation Portfolio            236,622.517       23.89           5,652,912       4,830,884
     T. Rowe Price International Stock
       Portfolio                                    473,200.825       16.19           7,661,121       6,848,316
     Endeavor Value Equity Portfolio                385,294.689       21.68           8,353,188       7,394,635
     Dreyfus Small Cap Value Portfolio              383,320.898       14.14           5,420,157       5,745,527
     Dreyfus U. S. Government Securities
       Portfolio                                    184,538.932       12.32           2,273,520       2,147,460
     T. Rowe Price Equity Income Portfolio
                                                    396,674.562       20.04           7,949,358       6,916,994
     T. Rowe Price Growth Stock Portfolio           288,353.338       25.60           7,381,845       5,754,075
     Endeavor Opportunity Value Portfolio            94,053.598       12.22           1,149,335       1,108,493
     Endeavor Enhanced Index Portfolio              118,700.356       16.08           1,908,702       1,642,434
   WRL Series Fund, Inc.:
     Growth Portfolio                               348,523.429     59.939219        20,890,222      13,746,306
                                                                                  --------------- ----------------
                                                                                    $69,966,928     $57,461,692
                                                                                  =============== ================

The aggregate cost of purchases and proceeds from sales of investments were as follows:

                                                                      Period ended December 31
                                                                1998                            1997
                                                    -----------------------------   ---------------------------
                                                      Purchases        Sales         Purchases        Sales
                                                    -------------- --------------   ------------- -------------
   Endeavor Series Trust:
     Endeavor Money Market Portfolio                $  1,067,902   $   473,509      $    478,323  $   514,011
     Endeavor Asset Allocation Portfolio               1,845,113       588,460         1,779,492      288,862
     T. Rowe Price International Stock Portfolio       1,894,226       909,942         3,456,564      384,492
     Endeavor Value Equity Portfolio                   2,901,255       997,731         3,042,604      279,661
     Dreyfus Small Cap Value Portfolio                 2,504,908       550,950         2,254,509      128,984
     Dreyfus U. S. Government Securities Portfolio     1,002,274       125,201           674,591       71,243
     T. Rowe Price Equity Income Portfolio             2,782,124       830,323         2,894,969      120,095
     T. Rowe Price Growth Stock Portfolio              3,090,633       807,578         1,892,220      151,150
     Endeavor Opportunity Value Portfolio                643,438       583,296           759,976       15,519
     Endeavor Enhanced Index Portfolio                 1,526,385       462,884           538,368       44,737
   WRL Series Fund, Inc.:
     Growth Portfolio                                  4,282,983     1,929,892         6,020,425      399,047
                                                    -------------- --------------   ------------- -------------
                                                     $23,541,241    $8,259,766       $23,792,041   $2,397,801
                                                    ============== ==============   ============= =============

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                    Notes to Financial Statements (continued)



3. Contract Owners' Equity

A summary of deferred annuity contracts terminable by owners at December 31, 1998 follows:

                                                         Return of Premium Death Benefit
                                            ------------------------------------------------------------
                                                                                               Total
                                               Accumulation        Accumulation              Contract
                Subaccount                      Units Owned          Unit Value                Value
--------------------------------------------------------------------------------------------------------
Endeavor Money Market                          1,017,991.339        $  1.239556            $  1,261,857
Endeavor Asset Allocation                      2,197,971.735           2.535888               5,573,810
T. Rowe Price International Stock              4,958,037.992           1.533035               7,600,846
Endeavor Value Equity                          3,668,656.747           2.212928               8,118,473
Dreyfus Small Cap Value                        2,915,575.262           1.785929               5,207,010
Dreyfus U. S. Government Securities            1,728,824.679           1.286733               2,224,536
T. Rowe Price Equity Income                    3,702,824.740           2.065623               7,648,640
T. Rowe Price Growth Stock                     2,640,487.984           2.593121               6,847,105
Endeavor Opportunity Value                       886,891.881           1.200101               1,064,360
Endeavor Enhanced Index                        1,007,218.727           1.577775               1,589,165
Growth                                           636,917.148          31.898334              20,316,596
                                                                                      ------------------
                                                                                            $67,452,398
                                                                                      ==================
                                                           Annual Step-Up Death Benefit
                                            ------------------------------------------------------------
                                                                                               Total
                                               Accumulation        Accumulation              Contract
                Subaccount                      Units Owned          Unit Value                Value
--------------------------------------------------------------------------------------------------------
Endeavor Money Market                             52,322.018          $1.236621            $     64,703
Endeavor Asset Allocation                         31,242.813           2.529863                  79,040
T. Rowe Price International Stock                 39,361.912           1.529380                  60,199
Endeavor Value Equity                            106,211.103           2.207657                 234,478
Dreyfus Small Cap Value                          119,463.216           1.781675                 212,845
Dreyfus U. S. Government Securities               38,151.310           1.283673                  48,974
T. Rowe Price Equity Income                      145,891.829           2.060734                 300,644
T. Rowe Price Growth Stock                       206,657.078           2.586964                 534,614
Endeavor Opportunity Value                        70,958.668           1.197263                  84,956
Endeavor Enhanced Index                          202,995.681           1.574026                 319,520
Growth                                            18,019.791          31.822714                 573,439
                                                                                      ------------------
                                                                                             $2,513,412
                                                                                      ==================

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                    Notes to Financial Statements (continued)



3. Contract Owners' Equity (continued)

At December 31, 1998 contract owners' equity was comprised of:

                                                                    Endeavor       Endeavor       T. Rowe Price
                                                                     Money          Asset         International
                                                                     Market       Allocation           Stock
                                                    Total          Subaccount     Subaccount        Subaccount
                                                -----------------------------------------------------------------
Unit transactions, accumulated net
 investment income and realized capital gains     $57,460,574      $1,326,560     $4,830,822       $6,848,240
Adjustment for appreciation (depreciation) to
 market value                                      12,505,236               -        822,028          812,805
                                                -----------------------------------------------------------------
Total contract owners' equity                     $69,965,810      $1,326,560     $5,652,850       $7,661,045
                                                =================================================================
                                                   Endeavor        Dreyfus      Dreyfus U. S.
                                                    Value         Small Cap      Government       T. Rowe Price
                                                    Equity          Value        Securities       Equity Income
                                                  Subaccount     Subaccount      Subaccount        Subaccount
                                                -----------------------------------------------------------------
Unit transactions, accumulated net
 investment income and realized capital gains      $7,394,398    $5,745,225      $2,147,450         $6,916,920
Adjustment for appreciation (depreciation) to
 market value                                         958,553      (325,370)        126,060          1,032,364
                                                -----------------------------------------------------------------
Total contract owners' equity                      $8,352,951    $5,419,855      $2,273,510         $7,949,284
                                                =================================================================
                                                                    Endeavor         Endeavor
                                                 T. Rowe Price     Opportunity       Enhanced
                                                 Growth Stock         Value           Index           Growth
                                                  Subaccount       Subaccount       Subaccount      Subaccount
                                                -----------------------------------------------------------------
Unit transactions, accumulated net
 investment income and realized capital gains      $5,753,949      $1,108,474       $1,642,417      $13,746,119
Adjustment for appreciation (depreciation) to
 market value                                       1,627,770          40,842          266,268        7,143,916
                                                -----------------------------------------------------------------
Total contract owners' equity                      $7,381,719      $1,149,316       $1,908,685      $20,890,035
                                                =================================================================

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                    Notes to Financial Statements (continued)



3. Contract Owners' Equity (continued)

A summary of changes in contract owners' account units follows:

                                                   Endeavor       Endeavor      T. Rowe Price
                                                     Money          Asset       International         Endeavor
                                                    Market       Allocation          Stock          Value Equity
                                                  Subaccount     Subaccount        Subaccount        Subaccount
                                                -----------------------------------------------------------------
Units outstanding at January 1, 1997                665,174       1,123,469        2,084,833         1,565,599
Units purchased                                     287,198         241,650          976,337           539,580
Units redeemed and transferred                     (340,390)        506,689        1,273,384           876,728
                                                -----------------------------------------------------------------
Units outstanding at December 31, 1997              611,982       1,871,808        4,334,554         2,981,907
Units purchased                                      81,621          57,867          163,951           158,049
Units redeemed and transferred                      376,710         299,540          498,895           634,912
                                                -----------------------------------------------------------------
Units outstanding at December 31, 1998            1,070,313       2,229,215        4,997,400         3,774,868
                                                =================================================================
                                                                                                     T. Rowe
                                                   Dreyfus      Dreyfus U. S.     T. Rowe Price        Price
                                                  Small Cap      Government          Equity           Growth
                                                    Value        Securities          Income            Stock
                                                 Subaccount      Subaccount        Subaccount        Subaccount
                                                -----------------------------------------------------------------
Units outstanding at January 1, 1997              1,239,443         589,780        1,387,607           964,658
Units purchased                                     478,443         160,483          780,799           442,620
Units redeemed and transferred                      576,751         343,672          814,105           517,840
                                                -----------------------------------------------------------------
Units outstanding at December 31, 1997            2,294,637       1,093,935        2,982,511         1,925,118
Units purchased                                     156,808          46,241          330,034           231,910
Units redeemed and transferred                      583,593         626,800          536,173           690,117
                                                -----------------------------------------------------------------
Units outstanding at December 31, 1998            3,035,038       1,766,976        3,848,718         2,847,145
                                                =================================================================
                                                   Endeavor        Endeavor
                                                 Opportunity       Enhanced
                                                    Value           Index              Growth
                                                  Subaccount      Subaccount         Subaccount
                                                ------------------------------------------------
Units outstanding at January 1, 1997                 178,913               -         306,855
Units purchased                                      584,681         257,278         105,365
Units redeemed and transferred                       106,238         164,949         145,678
                                                ------------------------------------------------
Units outstanding at December 31, 1997               869,832         422,227         557,898
Units purchased                                      195,802         362,815          35,902
Units redeemed and transferred                      (107,783)        425,172          61,137
                                                ------------------------------------------------
Units outstanding at December 31, 1998               957,851       1,210,214         654,937
                                                ================================================

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                    Notes to Financial Statements (continued)



4. Administrative, Mortality and Expense Risk Charge

Administrative charges include an annual charge of the lesser of 2% of the policy value or $35 per contract which will commence on the first policy anniversary of each contract owner's account. For policies issued on or after May 1, 1995, this charge is waived if the sum of the premium payments made less the sum of all partial withdrawals equals or exceeds $50,000 on the policy anniversary. Charges for administrative fees to the variable annuity contracts are an expense of the Mutual Fund Account. AUSA also deducts a daily charge equal to an annual rate of .15% of the contract owner's account for administrative expenses.

AUSA deducts a daily charge for assuming certain mortality and expense risks. For policies sold prior to December 1, 1998, this charge is equal to an effective annual rate of 1.25% of the value of the contract owner's individual account. For policies sold on or after December 1, 1998, this fee depends on the death benefit option selected and the number of policy years that have elapsed since the date of issue. For the Annual Step-Up Death Benefit, the fee is 1.40% in the first seven policy years and 1.25% thereafter. For the Return of Premium Death Benefit, the fee is 1.25% in the first seven years and 1.10% thereafter.


5. Taxes

Operations of the Mutual Fund Account form a part of AUSA, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the "Code"). The operations of the Mutual Fund Account are accounted for separately from other operations of AUSA for purposes of federal income taxation. The Mutual Fund Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from AUSA. Under existing federal income tax laws, the income of the Mutual Fund Account, to the extent applied to increase reserves under the variable annuity contracts, is not taxable to AUSA.


6. Year 2000 (Unaudited)

The term Year 2000 Issue generally refers to the improper processing of dates and incorrect date calculations that might occur in computer software and hardware and embedded systems as the Year 2000 is approached. The use of computer programs that rely on two-digit date fields to perform computations and decision-making functions may cause systems to malfunction when processing information involving dates after 1999. For example, any computer software that has date-sensitive coding might recognize a code of 00 as the year 1900 rather than the year 2000.

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                    Notes to Financial Statements (continued)



6. Year 2000 (Unaudited) (continued)

AUSA has developed a Year 2000 Project Plan (the Plan) to address the Year 2000 issue as it affects AUSA's internal IT and non-IT systems, and to assess Year 2000 issues relating to third parties with whom AUSA has critical relationships.

The Plan for addressing internal systems generally includes an assessment of internal IT and non-IT systems and equipment affected by the Year 2000 issue; definition of strategies to address affected systems and equipment; remediation of identified systems and equipment; internal testing and certification that each internal system is Year 2000 compliant; and a review of existing and revised business resumption and contingency plans to address potential Year 2000 issues. AUSA has remediated and tested substantially all of its mission-critical internal IT systems as of December 31, 1998. AUSA continues to remediate and test certain non-critical internal IT systems, internal non-IT systems and will continue with a revalidation testing program throughout 1999.

AUSA's Year 2000 issues are more complex because a number of its systems interface with other systems not under AUSA's control. AUSA's most significant interfaces and uses of third-party vendor systems are in the bank, financial services and trust areas. AUSA utilizes various banks to handle numerous types of financial and sales transactions. Several of these banks also provide trustee and custodial services for AUSA's investment holdings and transactions. These services are critical to a financial services company such as AUSA as its business centers around cash receipts and disbursements to policyholders and the investment of policyholder funds. AUSA has received written confirmation from its vendor banks regarding their status on Year 2000. The banks indicate their dedication to resolving any Year 2000 issues related to their systems and services prior to December 31, 1999. AUSA anticipates that a considerable effort will be necessary to ensure that its corrected or new systems can properly interface with those business partners with whom it transmits and receives data and other information (external systems). AUSA has undertaken specific testing regimes with these third-party business partners and expects to continue working with its business partners on any interfacing of systems. However, the timing of external system compliance cannot currently be predicted with accuracy because the implementation of Year 2000 readiness will vary from one company to another.

AUSA does have some exposure to date sensitive embedded technology such as micro-controllers, but AUSA views this exposure as minimal. Unlike other industries that may be equipment intensive, like manufacturing, AUSA is a life insurance, and financial services organization providing insurance, annuities and pension products to its customers. As such, the primary equipment and electronic devices in use are computers and telephone related equipment. This type of hardware can have date sensitive embedded technology which could have Year 2000 problems. Because of this exposure, AUSA has reviewed its computer hardware and telephone systems, with assistance from

                    AUSA Endeavor Variable Annuity Account -
                          The Endeavor Variable Annuity

                    Notes to Financial Statements (continued)



6. Year 2000 (Unaudited) (continued)

the applicable vendors, and has upgraded, or replaced, or is in the process of replacing any equipment that will not properly process date sensitive data in the Year 2000 or beyond. This undertaking has been substantially completed for all operations.

For AUSA, a reasonably likely worst case scenario might include one or more of AUSA's significant policyholder systems being non-compliant. Such an event could result in a material disruption of AUSA's operations. Specifically, a number of AUSA's operations could experience an interruption in the ability to collect and process premiums or deposits, process claim payments, accurately maintain policyholder information, accurately maintain accounting records, and or perform adequate customer service. Should the worst case scenario occur, it could, dependent upon its duration, have a material impact on AUSA's business and financial condition. Simple failures can be repaired and returned to production within a matter of hours with no material impact. Unanticipated failures with a longer service disruption period could have a more serious impact. For this reason, AUSA is placing significant emphasis on risk management and Year 2000 business resumption contingency planning in 1999 by modifying its existing business resumption and disaster recovery plans to address potential Year 2000 issues.

The actions taken by management under the Year 2000 Project Plans are intended to significantly reduce AUSA's risk of a material business interruption based on the Year 2000 issues. It should be noted that the Year 2000 computer problem, and its resolution, is complex and multifaceted, and any company's success cannot be conclusively known until the Year 2000 is reached. In spite of its efforts or results, AUSA's ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond our knowledge or control. It is anticipated that there may be problems that will have to be resolved in the ordinary course of business on and after the Year 2000. However, AUSA does not believe that the problems will have a material adverse affect on AUSA's operations or financial condition.

                         AUSA Endeavor Target Account

                          Separate Account Financials

The AUSA Endeavor Target Account did not commence operations as of December 31, 1998, therefore there are no separate account financials available.

                                    PART C

                               OTHER INFORMATION

Item 28.  Financial Statements and Exhibits

(a)  Financial Statements:

          All required financial statements are included in Part B of this Registration Statement.

(b)  Exhibits:

          (1) Resolution of the Board of Directors of AUSA Life Insurance Company, Inc. authorizing the establishment of the Target Account. (Note 1)

          (2)       Rules and Regulations of the AUSA Endeavor Target Account.
                    (Note 2)

          (3)(a) Custodian Agreement between the AUSA Endeavor Target Account and Boston Safe Deposit and Trust Company (Note 2)

          (3)(b)    Not Applicable.

          (4)(a) Management Agreement between the AUSA Endeavor Target Account and Endeavor Investment Advisers. (Note 2)

          (4)(b)(1) Investment Advisory Agreement between Endeavor Investment Advisers and First Trust Advisers L.P. (The DowSM Target 5) (Note 2)

          (4)(b)(2) Investment Advisory Agreement between Endeavor Investment Advisers and First Trust Advisers L.P. (The DowSM Target 10) (Note 2)

          (5)(a) Principal Underwriting Agreement by and between AUSA Life Insurance Company, Inc. on its own behalf and on behalf of the AUSA Endeavor Target Account, and AFSG Securities Corporation (Note 1)

          (5)(b) Form of Broker-Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker-Dealer. (Note 1)

          (6)(a)    Form of Policy for the AUSA Endeavor Variable Annuity. (Note
                    1)

          (6)(b) Form of Policy Endorsement (AUSA Endeavor Target Account) (Note 1)

          (7)(a) Form of Application for the AUSA Endeavor Variable Annuity. (Note 1)

          (8)(a) Articles of Incorporation of AUSA Life Insurance Company, Inc. (Note 1)

          (8)(b)    Bylaws of AUSA Life Insurance Company, Inc. (Note 1)

          (9)       Not Applicable.

          (10)      Not Applicable.

          (11)(a)   Distribution Plan (Note 2).

          (11)(b) Administrative Services Agreement with First Data Investors Services Group (Note 2)

          (11)(c)   Brokerage Enhancement Plan (Note 2)

          (11)(d) Sublicense Agreement between Dow Jones, First Trust Advisers L.P. and the AUSA Endeavor Target Account (Note 2)

          (11)(e)   Distribution Agreement. (Note 2)

          (12)      Opinion and Consent of Counsel. (Note 1)

          (13)(a)   Opinion and Consent of Actuary. (Note 1)

          (13)(b)   Consent of Independent Auditors. (Note 2)

          (14)      Not Applicable.

          (15)      Not Applicable

          (16)      Performance Data Calculations. (Note 2)

          (17)      Financial Data Schedules. (Note 2)

-----------------------

Note 1.    Filed herewith.

Note 2.    To be filed by amendment.

Item 29.  Directors and Officers of the Insurance Company


Name and Principal                   Positions and Offices with         Positions and Offices with
Business Address                     Insurance Company                  Registrant
----------------                     -----------------                  ----------
Tom A. Scholossberg                  Director and President
4 Manhattanville Road
Purchase, NY  10577

Larry G. Brown                       Director and Chairman of the Board
570 Carillon Parkway
St. Petersburg, FL  33716-1202

William L. Busler                    Director and Vice President
4333 Edgewood Road N.E.
Cedar Rapids, IA  52499-0001

Patrick S. Baird                     Vice President and Chief Financial
4333 Edgewood Road N.E.              Officer
Cedar Rapids, IA  52499-0001

Craig D. Vermie                      Secretary
4333 Edgewood Road N.E.
Cedar Rapids, IA  52499-0001

Colette Vargas                       Director and Chief Actuary
4 Manhattanville Road
Purchase, NY  10577

Brenda K. Clancy                     Treasurer
4333 Edgewood Road N.E.
Cedar Rapids, IA  52499-0001

Item 30. Persons Controlled by or Under Common Control with the Insurance
Company or Registrant
                                  Jurisdiction of      Percent of Voting
Name                              Incorporation        Securities Owned             Business

AEGON N.V.                        Netherlands          53.63% of Vereniging         Holding company
                                  Corporation          AEGON Netherlands
                                                       Membership Association

Groninger Financieringen B.V.     Netherlands          100% of AEGON N.V.           Holding company
                                  Corporation          Netherlands Corporation

AEGON Netherland N.V.             Netherlands          100% of AEGON N.V.           Holding company
                                  Corporation          Netherlands Corporation

AEGON Nevak Holding B.V.          Netherlands          100% of AEGON N.V.           Holding company
                                  Corporation          Netherlands Corporation

AEGON International N.V.          Netherlands          100% of AEGON N.V.           Holding company
                                  Corporation          Netherlands Corporation


Voting Trust                      Delaware                                          Voting Trust
Trustees:
K.J. Storm
Donald J. Shepard
H.B. Van Wijk
Dennis Hersch

AEGON U.S. Holding                Delaware             100% of Voting Trust         Holding company
Corporation

Short Hills Management            New Jersey           100% of AEGON U.S.           Holding company
Company                                                Holding Corporation


CORPA Reinsurance                 New York             100% of AEGON U.S.           Holding company
Company                                                                             Holding Corporation

AEGON Management                  Indiana              100% of AEGON U.S.           Holding company
Company                                                                             Holding Corporation

RCC North America Inc.            Delaware             100% of AEGON U.S.           Holding company
                                                                                    Holding Corporation

AEGON USA, Inc.                   Iowa                 100% AEGON U.S.              Holding company
                                                                                    Holding Corporation

AUSA Holding Company              Maryland             100% AEGON USA, Inc.         Holding company

Monumental General Insurance      Maryland             100% AUSA Holding Co.        Holding company
Group, Inc.

Trip Mate Insurance Agency, Inc.  Kansas               100% Monumental General      Sale/admin. of travel
                                                       Insurance Group, Inc.        insurance

Monumental General                Maryland             100% Monumental General      Provides management
Administrators, Inc.                                   Insurance Group, Inc.        srvcs. to unaffiliated
                                                                                    third party
                                                                                    administrator

Executive Management and          Maryland             100% Monumental General      Provides actuarial
Consultant Services, Inc.                              Administrators, Inc.         consulting services

Monumental General Mass           Maryland             100% Monumental General      Marketing arm for
Marketing, Inc.                                        Insurance Group, Inc.        sale of mass marketed
                                                                                    insurance coverages

Diversified Investment            Delaware             100% AUSA Holding Co.        Registered investment
Advisors, Inc.                                                                      advisor


Diversified Investors Securities  Delaware             100% Diversified Investment  Broker-Dealer


Corp.                                                                                  Advisors, Inc.

AEGON USA Securities, Inc.        Iowa                 100% AUSA Holding Co.           Broker-Dealer

Supplemental Ins. Division, Inc.  Tennessee            100% AUSA Holding Co.           Insurance

Creditor Resources, Inc.          Michigan             100% AUSA Holding Co.           Credit insurance

CRC Creditor Resources            Canada               100% Creditor Resources, Inc.   Insurance agency
Canadian Dealer Network Inc.

AEGON USA Investment              Iowa                 100% AUSA Holding Co.           Investment advisor
Management, Inc.

AEGON USA Realty                  Iowa                 100% AUSA Holding Co.           Provides real estate
Advisors, Inc.                                                                         administrative and real
                                                                                       estate investment services


Quantra Corporation               Delaware             100% AEGON USA Realty           Real estate and financial
                                                       Advisors, Inc.                  software production and
                                                                                       sales

Quantra Software Corporation      Delaware             100% Quantra Corporation        Manufacture and sell
                                                                                       mortgage loan and security
                                                                                       management software

Landauer Realty Advisors, Inc.    Iowa                 100% AEGON USA Realty           Real estate counseling
                                                                                       Advisors, Inc.

Landauer Associates, Inc.         Delaware             100% AEGON USA Realty           Real estate counseling
                                                                                       Advisors, Inc.

Realty Information Systems, Inc.  Iowa                 100% AEGON USA Realty           Information Systems for
                                                       Advisors, Inc.                  real estate investment
                                                                                       management

AEGON USA Realty                  Iowa                 100% AEGON USA                  Real estate management
Management, Inc                                        Realty Advisors, Inc.

USP Real Estate Investment Trust  Iowa                 21.89% First AUSA Life          Real estate investment
                                                       Ins. Co , 13.11% PFL Life       trust
                                                       Ins. Co.  4.86% Bankers
                                                       United Life Assurance Co.

RCC Properties Limited            Iowa                 AEGON USA Realty                Limited Partnership
Partnership                                            Advisors Inc. is General
                                                       Partner and 5% owner.

AUSA Financial Markets, Inc.      Iowa                 100% AUSA Holding Co.           Marketing

Endeavor Management Co.           California           49.9% AUSA Financial            General Partnership
                                                                                       Markets, Inc.

Universal Benefits Corporation    Iowa                 100% AUSA Holding Co.        Third party administrator

Investors Warranty of             Iowa                 100% AUSA Holding Co.        Provider of automobile
America, Inc.                                                                       extended maintenance
                                                                                    contracts

Massachusetts Fidelity Trust Co.  Iowa                 100% AUSA Holding Co.        Trust company

Money Services, Inc.              Delaware             100% AUSA Holding Co.        Provides financial
                                                                                    counseling  for employees
                                                                                    and agents of  affiliated
                                                                                    companies

Zahorik Company, Inc.             California           100% AUSA Holding Co.        Broker-Dealer

ZCI, Inc.                         Alabama              100% Zahorik Company, Inc.   Insurance agency

AEGON Asset Management            Delaware             100% AUSA Holding Co.        Registered investment
Services, Inc.                                                                      advisor

Intersecurities, Inc.             Delaware             100% AUSA Holding Co.        Broker-Dealer

Associated Mariner Financial      Michigan             100% Intersecurities, Inc.   Holding co./management
Group, Inc.                                                                         services

Mariner Financial Services, Inc.  Michigan             100% Associated Mariner      Broker/Dealer
                                                       Financial Group, Inc.

Mariner Planning Corporation      Michigan             100% Mariner Financial       Financial planning
                                                       Services, Inc.

Associated Mariner Agency, Inc.   Michigan             100% Associated Mariner      Insurance agency
                                                       Financial Group, Inc.

Associated Mariner Agency         Hawaii               100% Associated Mariner      Insurance agency
of Hawaii, Inc.                                        Agency, Inc.

Associated Mariner Ins. Agency    Massachusetts        100% Associated Mariner      Insurance agency
of Massachusetts, Inc.                                 Agency, Inc.

Associated Mariner Agency         Ohio                 100% Associated Mariner      Insurance agency
Ohio, Inc.                                             Agency, Inc.

Associated Mariner Agency         Texas                100% Associated Mariner      Insurance agency
Texas, Inc.                                            Agency, Inc.

Associated Mariner Agency         New Mexico           100% Associated Mariner      Insurance agency
New Mexico, Inc.                                       Agency, Inc.

Mariner Mortgage Corp.            Michigan             100% Associated Mariner      Mortgage origination
                                                       Financial Group, Inc.

Idex Investor Services, Inc.      Florida              100% AUSA Holding Co.        Shareholder services

Idex Management, Inc.             Delaware             50% AUSA Holding Co.         Investment advisor
                                                                                    50% Janus Capital Corp.

IDEX Series Fund                  Massachusetts        Various                      Mutual fund

First AUSA Life Insurance         Maryland             100% AEGON USA, Inc.         Insurance holding Company
                                                       company


AUSA Life Insurance               New York             100% First AUSA Life         Insurance
Company, Inc.                                          Insurance Company

Life Investors Insurance          Iowa                 100% First AUSA Life         Insurance
Company of America                                     Ins. Co.

Life Investors Alliance, LLC      Delaware             100% LIICA                   Purchases, own, and hold
                                                                                    the equity interest of other
                                                                                    entities

Bankers United Life               Iowa                 100% Life Investors Ins.     Insurance
Assurance Company                                      Company of America

Life Investors Agency             Iowa                 100% Life Investors Ins.     Marketing
Group, Inc.                                            Company of America

PFL Life Insurance Company        Iowa                 100% First AUSA Life         Insurance
                                                       Ins. Co.

AEGON Financial Services          Minnesota            100% PFL Life Insurance Co.  Marketing
Group, Inc.

AEGON Assignment Corporation      Kentucky             100% AEGON Financial         Administrator of structured
of Kentucky                                            Services Group, Inc.         settlements

AEGON Assignment Corporation      Illinois             100% AEGON Financial         Administrator of structured
                                                       Services Group               settlements

Southwest Equity Life Ins. Co.    Arizona              100% of Common Voting        Insurance
                                                       Stock
                                                       First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance Co.  Arizona              100% of Common Voting        Insurance
                                                       Stock
                                                       First AUSA Life Ins. Co.

Western Reserve Life Assurance    Ohio                 100% First AUSA Life         Insurance
Co. of Ohio                                            Ins. Co.

WRL Series Fund, Inc.             Maryland             Various                      Mutual fund

WRL Investment Services, Inc.     Florida              100% Western Reserve Life    Provides administration for
                                                       Assurance Co. of Ohio        affiliated mutual fund

WRL Investment                    Florida              100% Western Reserve Life    Registered investment Management, Inc.
Assurance Co. of Ohio             advisor

AEGON Equity Group, Inc.          Florida              100% Western Reserve Life    Insurance agency
                                                       Assurance Co. of Ohio


ISI Insurance Agency, Inc.        California           100% Western Reserve Life    Insurance agency
                                                       Assurance Co. of Ohio

ISI Insurance Agency              Ohio                 100% ISI Insurance           Insurance agency
of Ohio, Inc.                                          Agency Inc.

ISI Insurance Agency              Texas                100% ISI Insurance           Insurance agency
of Texas, Inc.                                         Agency Inc.

ISI Insurance Agency              Massachusetts        100% ISI Insurance           Insurance agency
of Massachusetts, Inc.                                 Agency Inc.

Monumental Life Insurance Co.     Maryland             100% First AUSA Life         Insurance
                                                       Ins. Co.

AEGON Special Markets             Maryland             100% Monumental Life         Marketing
Group, Inc.                                            Ins. Co.

Monumental General Casualty Co.   Maryland             100% First AUSA Life         Insurance
                                                       Ins. Co.

United Financial Services, Inc.   Maryland             100% First AUSA Life         General agency
                                                       Ins. Co.

Bankers Financial Life Ins. Co.   Arizona              100% First AUSA Life         Insurance
                                                       Ins. Co.

The Whitestone Corporation        Maryland             100% First AUSA Life         Insurance agency
                                                       Ins. Co.

Cadet Holding Corp.               Iowa                 100% First AUSA Life         Holding company
                                                       Ins. Co.

Commonwealth General              Delaware             100% AEGON USA, Inc.         Holding company
Corporation ("CGC")

PB Series Trust                   Massachusetts        N/A                          Mutual fund

Monumental Agency Group, Inc.     Kentucky             100%  CGC                    Provider of srvcs. to ins.
                                                                                    cos.

Benefit Plans, Inc.               Delaware             100% CGC                     TPA for Peoples Security Life Insurance
Company

Durco Agency, Inc.                Virginia             100% Benefit Plans, Inc.     General agent

Commonwealth General.             Kentucky             100% CGC                     Administrator of structured

Assignment Corporation                                                                 settlements

AFSG Securities Corporation          Pennsylvania         100% CGC                     Broker-Dealer

PB Investment Advisors, Inc.         Delaware             100% CGC                     Registered investment
                                                                                       advisor

Diversified Financial Products Inc.  Delaware             100% CGC                     Provider of investment,
                                                                                       marketing and admin.
                                                                                       services to ins. cos.

AEGON USA Real Estate                Delaware             100% Diversified Financial   Real estate and mortgage
Services, Inc.                                            Products Inc..               holding company

Capital Real Estate                  Delaware             100% CGC                     Furniture and equipment
Development Corporation                                                                lessor

Capital General Development          Delaware             100% CGC                     Holding company
Corporation

Ammest Realty Corporation            Texas                100% Peoples Security Life   Special purpose subsidiary
                                                          Insurance Company

JMH Operating Company, Inc.          Mississippi          100% Peoples Security Life   Real estate holdings
                                                          Insurance Company

Independence Automobile              Florida              100% Capital Security        Automobile Club
Association, Inc.                                         Life Insurance Company

Independence Automobile              Georgia              100% Capital Security        Automobile Club
Club, Inc.                                                Life Insurance Company

Capital 200 Block Corporation        Delaware             100% CGC                     Real estate holdings

Capital Broadway Corporation         Kentucky             100% CGC                     Real estate holdings

Southlife, Inc.                      Tennessee            100% CGC                     Investment subsidiary

Ampac Insurance Agency, Inc.         Pennsylvania         100% CGC                     Provider of management
(EIN 23-1720755)                                                                       support services

National Home Life Corporation       Pennsylvania         100% Ampac Insurance         Special-purpose subsidiary
                                                          Agency, Inc.

Compass Rose Development             Pennsylvania         100% Ampac Insurance         Special-purpose subsidiary
Corporation                                               Agency, Inc.

Frazer Association Consultants,      Illinois             100% Ampac Insurance         TPA license-holder
Inc.                                                      Agency, Inc.

Valley Forge Associates, Inc.        Pennsylvania         100% Ampac Insurance         Furniture & equipment
                                                          Agency, Inc.                 lessor

Veterans Benefits Plans, Inc.        Pennsylvania         100% Ampac Insurance         Administrator of group


                                                         Agency, Inc.                 insurance programs

Veterans Insurance Services, Inc.   Delaware             100% Ampac Insurance         Special-purpose subsidiary
                                                         Agency, Inc.

Academy Insurance Group, Inc.       Delaware             100% CGC                     Holding company

Academy Life Insurance Co.          Missouri             100% Academy Insurance       Insurance company
                                                         Group, Inc.

Pension Life Insurance              New Jersey           100% Academy Insurance       Insurance company
Company of America                                       Group, Inc.

Academy Services, Inc.              Delaware             100% Academy Insurance       Special-purpose subsidiary
                                                         Group, Inc.

Ammest Development Corp. Inc.       Kansas               100% Academy Insurance       Special-purpose subsidiary
                                                         Group, Inc.

Ammest Insurance Agency, Inc.       California           100% Academy Insurance       General agent
                                                         Group, Inc.

Ammest Massachusetts                Massachusetts        100% Academy Insurance       Special-purpose subsidiary
Insurance Agency, Inc.                                   Group, Inc.

Ammest Realty, Inc.                 Pennsylvania         100% Academy Insurance       Special-purpose subsidiary
                                                         Group, Inc.

Ampac,  Inc.                        Texas                100% Academy Insurance       Managing general agent
                                                         Group, Inc.

Ampac Insurance Agency, Inc.        Pennsylvania         100% Academy Insurance       Special-purpose subsidiary
(EIN 23-2364438)                                         Group, Inc.

Data/Mark Services, Inc.            Delaware             100% Academy Insurance       Provider of mgmt. services
                                                         Group, Inc.

Force Financial Group, Inc.         Delaware             100% Academy Insurance       Special-purpose subsidiary
                                                         Group, Inc.

Force Financial Services, Inc.      Massachusetts        100% Force Fin. Group, Inc.  Special-purpose subsidiary

Military Associates, Inc.           Pennsylvania         100% Academy Insurance       Special-purpose subsidiary
                                                         Group, Inc.

NCOA Motor Club, Inc.               Georgia              100% Academy Insurance       Automobile club
                                                         Group, Inc.

NCOAA Management Company            Texas                100% Academy Insurance       Special-purpose subsidiary
                                                         Group, Inc.

Unicom Administrative               Pennsylvania         100% Academy Insurance       Provider of admin.
Services, Inc.                                           Group, Inc.                  services

Unicom Administrative             Germany              100%Unicom Administrative    Provider of admin.
Services, GmbH                                         Services, Inc.               services

Capital Liberty, L.P.             Delaware             79.2% Commonwealth Life      Holding Company
                                                       Insurance Company
                                                       19.8% Peoples Security Life
                                                       Insurance Company
                                                       1% CGC

Commonwealth General LLC          Turks &              100% CGC                     Special-purpose subsidiary
                                  Caicos Islands

Peoples Benefit Life              Missouri             3.7% CGC                     Insurance company
Insurance Company                                      20% Capital Liberty, L.P.
                                                       76.3% Monumental Life
                                                       Insurance Co.

Veterans Life Insurance Co.       Illinois             100% Peoples Benefit         Insurance company
                                                       Life Insurance Company

Peoples Benefit Services, Inc.    Pennsylvania         100% Veterans Life Ins. Co.  Special-purpose subsidiary

Item 31.  Number of Contract Owners

As of December 31, 1998, there were 0 Owners of the Policies.

Item 32.  Indemnification

The New York Code (Sections 721 et. seq.) provides for permissive
                                -------
indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 33.  Business and Other Connections of Investment Adviser

Manager - Endeavor Management Co.

The Manager is a registered investment adviser providing investment management and administrative services to the Registrant.

The list required by this Item 33 of partners, officers and directors of the Manager together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years is incorporated by reference to Schedule B and D of Form ADV filed by the Manager pursuant to the Investment Advisers Act of 1940 (SEC No. 801-41827)

 Advisers - First Trust Advisers L.P.

The list required by Item 33 of partners, officers and directors of the Adviser together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such oficers and director during the past two years is incorporated by reference to Schedule B and D of Form ADV filed by the Adviser pursuant to the Investment Advisers Act of 1940 (SEC No. 801-39950).

Item 34.  Principal Underwriters

          AFSG Securities Corporation
          4333 Edgewood Road N.E.
          Cedar Rapids, IA  52499-0001

The directors and officers of AFSG Securities Corporation are as follows:

Larry N. Norman                Sarah J. Stange
Director and President         Director and Vice President

Frank A. Camp                  Bob Warner
Director and Secretary         Assistant Compliance Officer

Lisa Wachendorf                Linda Gilmer
Vice President and             Treasurer/Controller
Chief Compliance Officer
                               Priscilla Hechler
Debra C. Cubero                Assistant Vice President and Assistant Secretary
Vice President

Emily Bates                    Thomas Pierpan
Assistant Treasurer            Assistant Vice President and Assistant Secretary

Clifton Flenniken              Darin D. Smith
Assistant Treasurer            Assistant Vice President and Assistant Secretary

The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

AFSG Securities Corporation serves as the principal underwriter for the PFL Endeavor VA Separate Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Wright Variable Annuity Account and the AUSA Endeavor Variable Annuity Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc. AFSG Securities Corporation also serves as principal underwriter for Separate Account I, Separate Account II, Separate Account IV and Separate Account V of Peoples Benefit Life Insurance Company, and for Separate Account B and Separate Account C of AUSA Life Insurance Company, Inc.

Commissions and Other Compensation Received by Principal Underwriter. AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 1998, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

Item 35.  Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by AUSA Life Insurance Company, Inc. at 666 Fifth Avenue, new York, NY 10103, or its Service Office, Financial Markets Division - Variable Annuity Department, 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001.

Item 36.  Management Services

All management Contracts are discussed in Part A or Part B.

Item 37.  Undertakings

(a) Registrant undertakes to file a post-effective amendment, using financial statements of the Registrant which need not be certified, within four to six months from the effective date of the Registrant's 1933 Act registration statement.

(b) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Policy may be accepted.

(c) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(d) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to AUSA Life at the address or phone number listed in the Prospectus.

(e) AUSA Life Insurance Company, Inc. hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AUSA Life Insurance Company, Inc.

Section 403 (b) Representations
-------------------------------

AUSA Life represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the AUSA Endeavor Target Account has caused this Registration Statement to be signed on its behalf in the City of Corona Del Mar and State of California on this 20th day of April, 1999.

                                        AUSA ENDEAVOR TARGET ACCOUNT

                                        By:                                  *
                                           ---------------------------------
                                            Vincent J. McGuinness, Jr.
                                            President


                                        AUDA LIFE INSURANCE COMPANY, INC.

                                        By: /s/ Tom A. Schlossberg
                                           ---------------------------------
                                            Tom A. Schlossberg
                                            President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                     Title             Date
        ---------                     -----             ----

                              *       Manager                             , 1999
-----------------------------                           ------------------
Vincent J. McGuinness

                              *       Manager                             , 1999
-----------------------------                           ------------------
Timothy A. Devine

                              *       Manager                             , 1999
-----------------------------                           ------------------
Thomas J. Hawekotte

                              *       Manager                             , 1999
-----------------------------                           ------------------
Steven L. Klosterman

                              *       Manager                             , 1999
-----------------------------                           ------------------
Halbert D. Linquist

                              *       Manager                             , 1999
-----------------------------                           ------------------
Peter F. Muratore

                              *       Manager, Treasurer                  , 1999
-----------------------------         Chief Financial   ------------------
Vincent J. McGuinness, Jr.            Officer

        Signature                     Title                Date
        ---------                     -----                ----

                              *       Manager                             , 1999
-----------------------------                              ---------------
Keith H. Wood

                              *       Manager                             , 1999
-----------------------------                              ---------------
William L. Busler


/s/ Robert Hickey                     Power of Attorney           April 20, 1999
-----------------------------
Robert Hickey


*  By Robert Hickey, Attorney-In-Fact.

                                                                Registration No.
                                                                     333-_______




                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                ---------------

                                   EXHIBITS

                                      TO

                                   FORM N-3

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                         AUSA ENDEAVOR TARGET ACCOUNT

                                ---------------

                                 EXHIBIT INDEX

Exhibit No.   Description of Exhibit                                  Page No. *
-----------   ----------------------                                  ----------

(1) Resolution of the Board of Directors of AUSA Life Insurance Company, Inc. authorizing the establishment of the AUSA Endeavor Target Account.

(5)(a) Principal Underwriting Agreement by and between AUSA Life Insurance Company, Inc. on its own behalf and on the behalf of AUSA Endeavor Target Account, and AFSG Securities Corporation.

(5)(b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer.

(6)(a)        Form of Policy for the AUSA Endeavor Variable Annuity.

(6)(b)        Form of Policy Endorsement (AUSA Endeavor Target Account).

(7)(a)        Form of Application for the AUSA Endeavor Variable Annuity.

(8)(a)        Articles of Incorporation of AUSA Life Insurance Company, Inc.

(8)(b)        Bylaws of AUSA Life Insurance Company, Inc.

(12)          Opinion and Consent of Counsel.

(13)(a)       Opinion and Consent of Actuary.


* Page numbers included only in manually executed original, in compliance with Rule 403(d).